Exhibit 2.1

MASTER ACQUISITION AGREEMENT
DATED AS OF
FEBRUARY 12, 2018
BY AND AMONG
EMC CORPORATION,
MOZY, INC.,
DELL TECHNOLOGIES INC.
AND
CARBONITE, INC.

i

3.24	Bank Accounts	33
3.25	Books and Records	33
3.26	Products and Service Warranties	33
3.27	Privacy	33
3.28	Guaranty	35
3.29	Disclaimer of Other Representations and Warranties	35

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		36

4.1	Corporate Organization	36
4.2	Authorization	36
4.3	No Conflict	37
4.4	Legal Proceedings	37
4.5	Available Financing	37
4.6	Solvency	38
4.7	Brokers’ Fees	39
4.8	Disclaimer of Reliance on Other Representations and Warranties	39

ARTICLE 5 PRE-CLOSING COVENANTS		39

5.1	Interim Operations	39
5.2	Access to Information	42
5.3	Intercompany Arrangements	43
5.4	Resignations	43
5.5	Confidentiality	43
5.6	Regulatory Filings; Consents	44
5.7	Satisfaction of Conditions Precedent	46
5.8	Financing	46
5.9	Bulk Transfer Laws	50
5.10	Insurance	50
5.11	Certain Transaction Matters	50
5.12	Year End Financial Statements	52
5.13	Additional Agreements	52
5.14	Code Completion	53

ARTICLE 6 CONDITIONS PRECEDENT TO THE CLOSING		53

6.1	Conditions to Each Party’s Obligations	53
6.2	Conditions to the Obligations of the Seller	54
6.3	Conditions to the Obligations of the Purchaser	55
6.4	Frustration of Closing Conditions	57

ARTICLE 7 TERMINATION OF AGREEMENT		58

7.1	Termination	58
7.2	Effect of Termination	59

ARTICLE 8 INDEMNIFICATION		59

8.1	Indemnification by Seller	59
8.2	Indemnification by the Purchaser	60
8.3	Claim Procedure	60
8.4	Survival of Representations, Warranties and Covenants	63
8.5	Limitations	64
8.6	Exclusive Remedy	66
8.7	Exercise of Remedies by Persons Other than the Parties	66
8.8	Indemnitor Substitute	67
8.9	Adjustment to Purchase Price	67
8.10	Damages	67

ARTICLE 9 TAX MATTERS		67

9.1	Straddle Periods; Transfer Charges	67
9.2	Allocation of Purchase Price	69
9.3	Tax Refunds and Tax Benefits	69
9.4	Cooperation	69
9.5	Tax Returns and Tax Payments	70
9.6	Tax Contests	71
9.7	Dispute Resolution for Taxes	72
9.8	Activities After the Initial Closing	72
9.9	NOLs and Tax Attributes	73
9.10	Tax Withholding	73
9.11	Termination of Tax Sharing Agreements	73

ARTICLE 10 OTHER AGREEMENTS		73

10.1	Further Assurances	73
10.2	Wrong Pocket	74
10.3	Records and Documents	74
10.4	Reserved	75
10.5	Confidential Information	75
10.6	Transfer of Acquired Assets; Risk of Loss	76
10.7	Closing of Books	77
10.8	Employees and Employee Benefits	77
10.9	Audit Support	81

10.10	Seller-Retained Software Rights	82
10.11	Websites	82
10.12	Settlement of Intercompany Amounts	82

ARTICLE 11 MISCELLANEOUS		83

11.1	Governing Law; Forum	83
11.2	Binding Effect, Assignment and Beneficiaries	85
11.3	Severability	86
11.4	Entire Agreement; Conflicting Provisions	86
11.5	Counterparts	86
11.6	Expenses	86
11.7	Amendment	86
11.8	Waiver	87
11.9	Notices	87
11.10	Construction of Agreement	88
11.11	No Joint Venture	89
11.12	Remedies Cumulative; Specific Performance	89
11.13	Law Firm Representation	89

MASTER ACQUISITION AGREEMENT
THIS MASTER ACQUISITION AGREEMENT (this “Agreement”) is entered into as of February 12, 2018, by and among EMC Corporation, a Massachusetts corporation (the “Seller”), Carbonite, Inc., a Delaware corporation (the “Purchaser”), Mozy, Inc., a Delaware Corporation (“Mozy”) and Dell Technologies Inc., a Delaware Corporation (“Dell”). Certain other capitalized terms used in this Agreement are defined in the appended Exhibit A.
RECITALS
WHEREAS, the Seller owns 100% of the issued and outstanding capital stock (the “Shares”) of Mozy;

WHEREAS, the Seller owns and operates the Business (as defined herein) primarily through Mozy and its Subsidiaries; and

WHEREAS, the Purchaser desires to purchase the Business through (a) the acquisition of the Shares, as well as (b) the acquisition from the Seller of certain properties, assets and rights related to the Business from members of the Seller Group (as defined herein);
WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to the Purchaser’s willingness to enter into this Agreement, Dell is executing and delivering a Guaranty in favor of the Purchaser with respect to the Seller’s obligations under this Agreement and the Transition Services Agreement, in the form attached hereto as Exhibit B (the “Guaranty”).
AGREEMENT
NOW THEREFORE, in consideration of the foregoing recitals, the mutual representations, warranties, covenants and agreements set forth in this Agreement and the other Transaction Agreements, and other good and valuable consideration, the receipt and sufficiency of which the parties acknowledge, the parties, intending to be legally bound, agree as follows:
ARTICLE 1
THE TRANSACTIONS
1.1    Purchase and Sale of Acquired Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the applicable Closing, the Seller agrees to (and, where applicable, to cause the other members of the Seller Group to) sell, convey, assign, transfer and deliver to the Purchaser Group, and the Purchaser agrees to (and, where applicable, to cause the other members of the Purchaser Group to) purchase, acquire and accept from the Seller Group (i) the Shares, free and clear of all Encumbrances other than Permitted Encumbrances and (ii) the machinery, equipment and other tangible personal property assigned to those Transferred Employees not employed by an Acquired Company (such Assets under this clause (ii), the “Separately Owned Acquired Assets”) free and clear of all Encumbrances other than Permitted Encumbrances.

1.2    Excluded Assets. The Purchaser understands and agrees that all other Assets of the Seller and its Affiliates (other than the Acquired Companies) that are not Separately Owned Acquired Assets or the Shares will be excluded from the Acquired Assets and the Contemplated Transactions and will be retained by the Seller Group (collectively, the “Excluded Assets”). For the avoidance of doubt, the Excluded Assets include the following:
(a)    China Assets. All Assets owned by EMC China or used in the Business that are located in China (including Assets used by employees of EMC China in the conduct of the Business);
(b)    Intellectual Property. All Software, other technology and Intellectual Property not owned by the Acquired Companies (such owned Intellectual Property including that which is registered to the Acquired Companies prior to the applicable Closing pursuant to Section 5.11(g), if any), including licenses thereto (other than licenses expressly granted to an Acquired Company in the Intellectual Property License Agreement or Trademark License Agreement) (for the avoidance of doubt, Excluded Technology are Excluded Assets, even if products implementing such Excluded Technology may be used in the Business);
(c)    Corporate Services. Except as otherwise provided herein or in any Transaction Agreement, all rights to receive any administrative and corporate (overhead, shared and other) services and benefits of any kind provided to the Business by the Seller or any of its Affiliates, either directly or indirectly through Third Party service providers, prior to the applicable Closing Date, including the Excluded Services;
(d)    Cash. All cash, bank accounts and lockboxes relating to or used in the Business, other than bank accounts and lockboxes owned by the Acquired Companies (subject to Section 5.1(c));
(e)    Tax Refunds. All claims, rights and interests of the Seller and the Seller’s Affiliates in and to any Tax refunds, credits or similar benefits attributable to any Excluded Taxes or Tax payments made with respect to, or otherwise allocated to, Pre-Closing Periods;
(f)    Insurance. All rights of the Seller and the Seller’s Affiliates to any and all insurance policies, binders and claims and rights thereunder and proceeds thereof;
(g)    Corporate Documents. The corporate charter, seal, minute books, stock record books, and other similar documents relating to the organization, maintenance and existence of the Seller or any other member of the Seller Group other than, for the avoidance of doubt, such documents of the Acquired Companies;
(h)    Records and Documents. All rights of the Seller and the Seller’s Affiliates to all records and documents, including all Tax Returns and all supporting Tax records of the Seller and each of the Seller’s Affiliates (other than the Acquired Companies’ Tax Returns and supporting Tax records that do not relate to Seller Combined Taxes), generally;
(i)    Affiliate Transactions. Any amounts receivable, agreements, transactions, accounts, contracts, commitments or arrangements with other groups, sectors or Affiliates of the Seller;

(j)    Employee Benefits. All Seller Benefit Plans (and all assets of such Seller Benefit Plans), except for those Seller Benefit Plans set forth in Schedule 1.2(j);
(k)    Company Name. Any Trademark using or incorporating the name or the term “Dell EMC”, “Dell”, “Dell Technologies”, “EMC”, “EMC Corporation” or any derivations thereof, and all goodwill associated with the corporate name of either of the Seller or any of the Seller’s Affiliates or the terms “Dell EMC”, “Dell”, or “EMC”;
(l)    Other Rights. Subject to the prior written consent of the Purchaser (not to be unreasonably withheld, conditioned or delayed), (i) all Assets relating to the Business sold or otherwise transferred or disposed of during the period from the date hereof through and including the applicable Closing Date, including the Assets set forth on Schedule 1.2(l) (for which no consent shall be required), in any event in accordance with the provisions hereof , and (ii) all rights arising under or relating to any Excluded Liability;
(m)    Claims. Any rights, claims, credits, causes of action or rights of set-off of the Seller and the Seller’s Affiliates (other than the Acquired Companies) against Third Parties to the extent relating to or arising in connection with the Excluded Assets or the Excluded Liabilities;
(n)    Transaction Agreements and Records. All rights of the Seller under this Agreement and any other Transaction Agreement, and any records prepared in connection with the transfer of the Acquired Assets, including analyses relating to the Business and the Acquired Assets prepared in connection with the transfer of the Acquired Assets;
(o)    Business Entities. Other than the Shares (and the outstanding equity securities of Mozy’s direct and indirect Subsidiaries) all ownership interests in any Business Entity; and
(p)    Privileges. Any attorney-client privilege or other legal privilege or immunity (including work-product immunity) relating to the Seller, any of the Seller’s Affiliates, the Acquired Assets or the operation of the Business prior to the Closing, and any documents or information subject to any such legal privilege or immunity.
1.3    Assumption of Liabilities. Subject to the conditions set forth in this Agreement, in addition to the Purchase Price and as additional consideration for the Acquired Assets, at the applicable Closing, the Purchaser shall assume (or cause another member of the Purchaser Group to assume), and agrees to pay, perform and discharge (or cause another member of the Purchaser Group to pay, perform and discharge) when due, the following Liabilities of the Seller and its Affiliates (other than the Acquired Companies) accruing, arising or relating to any period on, prior to or after the applicable Closing Date, or payable by reason of any act, event or omission occurring on, prior to or after the applicable Closing, in each case, other than the Excluded Liabilities (collectively, the “Assumed Liabilities”):
(a)    Employee Liabilities. To the extent provided by Section 10.8, Liabilities required to be paid or satisfied or indemnified by the Purchaser, or arising by virtue of the Purchaser’s performance of its obligations, under Section 10.8, including and notwithstanding anything to the contrary in this Section 1.3, Severance Liabilities for which the Purchaser agrees to be responsible; and
(b)    Taxes. All Liabilities for Taxes to the extent relating to the Business or the Acquired Assets that are not Excluded Taxes, any Taxes taken into account in the calculation of Working Capital, any Taxes resulting from the breach of any covenant or other obligation of the Purchaser under this Agreement, and any Taxes payable by the Seller or its Affiliates with respect to any amount required to be included under Section 951(a) of the Code with respect to any Straddle Period of the Acquired Companies, in excess of the amount based upon a closing of the books method pursuant to Section 9.1(a)(iii);
(c)    Litigation. All Liabilities in respect of any Legal Proceeding against any member of the Seller Group primarily related to or arising out of the operation of the Business or the ownership and operation of the Acquired Assets, whether arising on, prior to or after the applicable Closing Date;
(d)    Infringement of Intellectual Property Rights. Any Liabilities arising out of actual or alleged infringement of any Intellectual Property of any third party, arising out of or relating to the operation of the Business prior to the Initial Closing Date, regardless of when such assertion of infringement is made; and
(e)    Outstanding LTI. All Liabilities in respect of any Outstanding LTI.
For the avoidance of doubt, all Liabilities of the Acquired Companies, other than Liabilities for Excluded Taxes and other Excluded Liabilities listed in Sections 1.4(a) through 1.4(f), shall constitute Assumed Liabilities by virtue of the Purchaser’s acquisition of the Shares.
1.4    Excluded Liabilities. The Purchaser Group is assuming only the Assumed Liabilities and, except as set forth in the other Transaction Agreements, is not assuming any other Liability, including the following Liabilities (the “Excluded Liabilities”):
(a)    Excluded Taxes. All Liabilities for Excluded Taxes;
(b)    Excluded Payment Obligations. Any Liabilities in respect of Indebtedness for borrowed money, Seller Expenses, Unpaid Bonus Payments, or under any Guarantees;
(c)    Intercompany Liabilities. Any Liabilities of one or more members of the Seller Group owed to one or more other members of the Seller Group;
(d)    Excluded Assets. Any Liabilities arising out of or related to any Excluded Asset, except as otherwise assumed by the Purchaser pursuant to Section 10.8;
(e)    Seller Benefit Plans. Any and all Liabilities associated with the Seller Benefit Plans, except for Liabilities associated with the Seller Benefit Plans set forth in Schedule 1.2(j);
(f)    Excluded Services. Except for Assumed Liabilities, any Liabilities arising out of or related to the Excluded Services;

(g)    [Intentionally Omitted];
(h)    Spanning Sale Indemnification. Any Liabilities arising out of Mozy’s indemnification obligations under that certain Interest Purchase Agreement, dated as of April 17, 2017, by and among Mozy, Spanning Clouds Apps LLC, and Unitrends, Inc. and any transition services agreement or similar arrangement entered into in connection with such Interest Purchase Agreement;
(i)    Severance Liabilities. Severance Liabilities for which the Seller agrees to be responsible to the extent provided by Section 10.8;
(j)    NC Agreement. All Liabilities and obligations of the Acquired Companies under the Community Economic Development Agreement, effective as of September 24, 2009, by and among the Economic Investment Committee of the State of North Carolina, the Seller, Data Domain, Inc., Mozy and RSA Security, Inc. (the “NC Agreement”); and
(k)    All Liabilities and obligations of the Acquired Companies under the Non-Exclusive License to Occupy by and between Dali Properties Limited and Mozy International Limited commencing on June 1, 2017, with respect to the premises located at Office 212 at Unit 3013, Lake Drive, Citywest Business Campus, Dublin 24.
1.5    Certain Transfers of Acquired Assets; Assumption of Liabilities. The Acquired Assets will be sold, conveyed, transferred, assigned and delivered, and the Assumed Liabilities will be assumed in accordance with and pursuant to transfer and assumption agreements and such other instruments and agreements in such form as may be necessary or appropriate to effect a conveyance of the Acquired Assets, and an assumption of the Assumed Liabilities, in the jurisdictions in which such transfers are to be made. Such transfer and assumption agreements and such other instruments and agreements will be prepared by the Seller in a form reasonably acceptable to the Purchaser and will include the following:
(a)    stock powers in substantially the form appended hereto as Exhibit D (collectively, the “Stock Powers”) and, to the extent they exist to the Knowledge of the Seller, original certificates representing the Shares;
(b)    a bill of sale in substantially the form appended hereto as Exhibit E-1 (the “Bill of Sale”);
(c)    a general assignment and assumption of Liabilities in substantially the form appended hereto as Exhibit E-2 (the “Assignment and Assumption Agreement”);
(d)    to the extent required by applicable Law, local asset transfer agreements for each jurisdiction other than the United States of America in which Acquired Assets or Assumed Liabilities are located, in each case in a form mutually agreed to by the parties, subject to local Law requirements (collectively, the “Local Asset Transfer Agreements”); and
(e)    such other instruments and agreements as may be required to effect the purchase and assignment and assumption of the Acquired Assets and the Assumed Liabilities (collectively, clauses (a)–(e), the “Transfer Documents”), and will be executed and delivered no later than at or as of the Initial Closing or applicable Additional Closing by the Seller and/or any other member(s) of the Seller Group, as appropriate, and the Purchaser and/or another member of the Purchaser Group, as appropriate.
ARTICLE 2
PURCHASE PRICE; CLOSING
2.1    Purchase Price. The aggregate cash purchase price for the Acquired Assets to be paid to the Seller hereunder shall be the Purchase Price. At the Initial Closing, the Purchaser will pay, or cause to be paid, the Purchase Price by wire transfer of immediately available funds in Dollars to the respective accounts designated in the Funds Flow as follows:
(a)    first, to the payees of Indebtedness, the amounts required to be paid to payoff such Indebtedness in full;
(b)    second, all Seller Expenses to the respective payees of such Seller Expenses;
(c)    third, to the applicable Acquired Company or with respect to each member of the Seller Group, to the Seller, an amount equal to the total amount of the Unpaid Bonus Payments; and
(d)    fourth, the balance to the Seller.
Promptly upon receipt by the applicable Acquired Company or member of the Seller Group of an amount contemplated by clause (c), such Acquired Company or member of the Seller Group shall pay the Unpaid Bonus Payments (in each case less applicable Tax withholdings). The Purchaser or another member of the Purchaser Group will assume the Assumed Liabilities at the Initial Closing in accordance with the terms and conditions of this Agreement.
2.2    Closing.
(a)    The parties agree to conduct the Initial Closing of the transactions contemplated by this Agreement (all such transactions, including the transactions contemplated by the Additional Closings and the Transaction Agreements, being referred to herein as the “Contemplated Transactions”) at the offices of Foley Hoag LLP, 155 Seaport Blvd., Boston, Massachusetts 02210 at 10:00 AM (local time) on the third (3rd) Business Day after the satisfaction or waiver of all the conditions precedent to the Initial Closing listed in Article 6 (other than those conditions that are by their nature to be satisfied by action taken at the Initial Closing, but subject to the satisfaction or waiver of such conditions at the Initial Closing), or at such other place, time or date as may be mutually agreed by the Purchaser and the Seller (the date on which the Initial Closing actually occurs, the “Initial Closing Date”). The effective time of the Initial Closing for tax, accounting, operational and all other matters will be deemed to be 11:59 PM (local time) in each jurisdiction included in the Initial Closing, on the Initial Closing Date.
(b)    To the extent reasonably practicable, and unless otherwise agreed by the parties, it is the intention of the parties that the closing of the sale and purchase of all Acquired Assets and the assumption of all Assumed Liabilities will occur on the Initial Closing Date. Solely to the extent that the closing does not occur with respect to any Acquired Assets or Assumed Liabilities on the Initial Closing Date as a result of the conditions precedent listed in Article 6 not being satisfied or waived (other than those conditions that are to be satisfied by action taken at such closing), then as soon as reasonably practicable on the third (3rd) Business Day after which the conditions precedent to an Additional Closing listed in Article 6 shall have been satisfied or, if permissible, waived (other than those conditions that are to be satisfied by action taken at the Additional Closing, but subject to the satisfaction or waiver of such conditions at the Additional Closing), unless the parties mutually agree on a different date (including as may be specified in a Local Asset Transfer Agreement), the parties shall hold such Additional Closing for the purpose of transferring such Acquired Assets or assuming such Assumed Liabilities. The effective time of each Additional Closing for tax, accounting, operational and all other matters will be deemed to be 11:59 PM (local time) on the date of such Additional Closing.
(c)    Following the Initial Closing, and subject to compliance with applicable Laws and Orders, the Seller shall, or shall cause other members of the Seller Group to, hold and operate the Acquired Assets that are not transferred to the Purchaser at the Initial Closing (the “Remaining Assets”) at the direction of, and for the sole and exclusive benefit of, the Purchaser Group until such Acquired Assets can be conveyed to the Purchaser. Subject to applicable Laws and Orders, prior to the Initial Closing Date, the Seller and the Purchaser shall use their respective Reasonable Efforts to enter into one or more agreements with respect to the Remaining Assets which, following the Initial Closing and any Additional Closing, result in the Purchaser Group receiving all the benefits and bearing all the costs, liabilities, obligations and burdens with respect to the Remaining Assets. Without limiting the foregoing, the Seller will, to the fullest extent permitted by Law, (i) operate the Remaining Assets in accordance with the reasonable directions of the Purchaser, (ii) continue to comply with the covenants contained in Article 5 with respect to the Remaining Assets until such time as the Remaining Assets are conveyed to the Purchaser, and (iii) continue to provide the transition services set forth in the Transition Services Agreement with respect to the Remaining Assets until such time as such Remaining Assets are conveyed to the Purchaser at the cost set forth in the Transition Services Agreement.
2.3    Working Capital Adjustment.
(a)    Pre-Closing Payment Statement and other Pre-Closing Deliveries.
(i)    Estimated Working Capital. The Seller shall prepare and deliver to the Purchaser, at least five (5) Business Days prior to the Initial Closing Date, (A) a written statement (the “Pre-Closing Payment Statement”) setting forth the Seller’s good faith determination of the Purchase Price, including the Seller’s good faith determination of the computation of the estimated Working Capital (“Estimated Working Capital”) derived from the Estimated Closing Balance Sheet, and (B) an estimated consolidated balance sheet of the Acquired Companies as of the close of business on the Initial Closing Date reflecting its estimate of the consolidated financial position of the Acquired Companies as of such date (the “Estimated Closing Balance Sheet”).

(ii)    Preparation. The Seller shall prepare the Pre-Closing Payment Statement in accordance with the policies, principles, conventions, classifications, judgments, methodologies and procedures used in preparing the Financial Statements as if the parties hereto had not consummated the Contemplated Transactions.
(b)    Preparation of Closing Balance Sheet and Closing Payment Statement. As promptly as practicable following the Initial Closing Date, but in no event more than sixty (60) calendar days after the Initial Closing Date, the Purchaser shall prepare and deliver to the Seller (i) a consolidated balance sheet of the Acquired Companies as of the close of business on the Initial Closing Date reflecting the consolidated financial position of the Acquired Companies as of such date (the “Closing Balance Sheet”) and (ii) a written statement (the “Closing Payment Statement”) setting forth the Purchaser’s good faith determination, as of the Initial Closing Date, of the computation of the Working Capital derived from the Closing Balance Sheet. The Closing Balance Sheet shall be prepared using the policies, principles, conventions, classifications, judgments, methodologies and procedures used in preparing the Financial Statements and the Pre-Closing Payment Statement, as reflected in the sample calculation set forth on Schedule A, which shall be for illustrative purposes only. The Closing Payment Statement shall identify (i) all differences between the computed Working Capital based on the proposed Closing Balance Sheet and the Closing Payment Statement and the Estimated Working Capital based on the Estimated Closing Balance Sheet and the Pre-Closing Payment Statement, and (ii) after giving effect to the application of clause (i), the resulting Purchase Price set forth on the Closing Payment Statement and the estimate of the Purchase Price set forth in the Pre-Closing Payment Statement.
(c)    Review by the Seller.
(i)    Following receipt of the proposed Closing Balance Sheet and Closing Payment Statement, the Seller shall have a period of forty-five (45) calendar days (the “First Review Period”) to review the proposed Closing Balance Sheet and Closing Payment Statement. During the First Review Period (and during any time up through the Final Determination Date), the Seller and its accountants, and their respective Representatives, shall be entitled to review the proposed Closing Balance Sheet and Closing Payment Statement prepared by the Purchaser and shall have reasonable access during normal business hours to the personnel, books and records, working papers, schedules and calculations of the Purchaser used in the preparation of the Closing Balance Sheet and Closing Payment Statement. At or prior to the end of the First Review Period, the Seller will either (A) accept the Closing Payment Statement in its entirety, in which case Working Capital will be as set forth in the Closing Payment Statement or (B) deliver to the Purchaser a written notice (an “Objection Notice”) containing a written explanation of those items that the Seller disputes.
(ii)    In the event the Seller delivers an Objection Notice to the Purchaser within the First Review Period, within a further period of forty-five (45) calendar days after the end of the First Review Period (the “Resolution Period”), the parties and, if desired, their respective accountants, will attempt to resolve in good faith any disputed items and reach a written agreement with respect thereto (a “Settlement Agreement”). In the event the parties do not execute and deliver a Settlement Agreement before the expiration of the Resolution Period, or execute and deliver a Settlement Agreement only in relation to certain, but not all, disputed items, before the expiration of the Resolution Period, the unresolved disputed items will be referred for final binding resolution to Grant Thornton LLP or such other reputable independent accounting firm selected by the mutual agreement of the Purchaser and the Seller (the “Arbitrating Accountants”), which Arbitrating Accountants shall be engaged by the Purchaser and the Seller pursuant to a standard engagement letter, which shall be executed by the Arbitrating Accountants, the Purchaser and the Seller. If Grant Thornton LLP is not available and the Purchaser and the Seller are unable to agree upon the selection of the Arbitrating Accountants, the Arbitrating Accountants shall be chosen by the American Arbitration Association.
(iii)    The disputed items referred to the Arbitrating Accountants pursuant to Section 2.3(c)(ii) above and the resulting revised Closing Balance Sheet and Closing Payment Statement will be as determined by the Arbitrating Accountants. Such determination (the “Accountants Determination”) shall be (A) in writing, (B) furnished to the Seller and the Purchaser as soon as practicable after the items in dispute have been referred to the Arbitrating Accountants, which the parties shall request shall not be later than thirty (30) calendar days thereafter, (C) made in a manner that is consistent with the prescribed manner of preparation of the Closing Balance Sheet and the Closing Payment Statement pursuant to Section 2.3(b) above and (D) non-appealable and incontestable by any Person, and not subject to collateral attack for any reason, other than manifest error. The Arbitrating Accountants shall address only those items in dispute and may not assign a value greater than the greatest value claimed by the Purchaser or the Seller for such item or smaller than the smallest value claimed by the Purchaser or the Seller for such item.
(iv)    If the Arbitrating Accountants resolve all disputes presented to them entirely in the manner proposed by the Purchaser or the Seller, as the case may be, the fees and expenses of the Arbitrating Accountants relating to the resolution of such dispute shall be paid by the other party. In all other events, the fees and expenses of the Arbitrating Accountants shall be shared by the Seller, on the one hand, and the Purchaser, on the other hand, based on the inverse of the percentage that the Arbitrating Accountants’ determination bears to the aggregate amount of all items in dispute as originally submitted to the Arbitrating Accountants. For example, should the items in dispute total in amount to $1,000 and the Arbitrating Accountants award $600 in favor of the Seller, 60% of the Arbitrating Accountants’ costs would be borne by the Purchaser and 40% of the costs would be borne by the Seller. Any amounts payable to the Arbitrating Accountants as a result of indemnification claims by the Arbitrating Accountants shall be shared one half by the Seller and one half by the Purchaser.

(d)    Purchase Price Adjustment. If the final Working Capital as determined in accordance with this Section 2.3 (the “Final Working Capital”) is less than the Estimated Working Capital by an amount greater than ten percent (10%) of the Estimated Working Capital (the aggregate amount of such difference between the final Working Capital and the Estimated Working Capital, a “Working Capital Shortfall”), then the Seller shall pay the absolute value of such Working Capital Shortfall to the Purchaser by wire transfer of immediately available funds to accounts designated by the Purchaser at least three (3) Business Days prior to the applicable payment date, and upon payment by the Seller (or its designee) to the Purchaser under this Section 2.3(d), the Seller (or its designee) shall not have any further obligations in respect of this Section 2.3(d). If the Final Working Capital is greater than the Estimated Working Capital by an amount greater than ten percent (10%) of the Estimated Working Capital (the aggregate amount of such difference between the final Working Capital and the Estimated Working Capital, a “Working Capital Surplus”), then the Purchaser shall pay (or cause to be paid) the absolute value of such Working Capital Surplus to the Seller by wire transfer of immediately available funds to accounts designated by the Seller at least three (3) Business Days prior to the applicable payment date, and upon payment by the Purchaser (or its designee) to the Seller under this Section 2.3(d), the Purchaser (or its designee) shall not have any further obligations in respect of this Section 2.3(d). Any adjustment required by this Section 2.3(d) shall be treated as an adjustment to the Purchase Price for U.S. federal income (and applicable state and local) Tax purposes unless otherwise required by Applicable Law.
2.4    Closing Deliveries. At the Initial Closing and at each Additional Closing (but, in the case of each Additional Closing, only to the extent not delivered at a prior Closing), the following actions shall take place, all of which shall be deemed to have occurred simultaneously, and no action shall be deemed to have been completed or any document delivered until all such actions have been completed and all required documents delivered, unless waived by the relevant party for whose benefit such action should have been completed or such document should have been delivered:
(a)    The Seller will deliver, or will cause to be delivered, to the Purchaser all duly executed instruments and other items which are required by the terms hereof to be delivered at the applicable Closing, including:
(i)    the Stock Powers, duly executed by the applicable member(s) of the Seller Group, and, to the extent they exist to the Knowledge of the Seller, original certificates representing the Shares;
(ii)    the original certificates representing the shares of the Acquired Companies;
(iii)    the Bill of Sale, duly executed by the applicable member(s) of the Seller Group;
(iv)    counterpart of the Assignment and Assumption Agreement, duly executed by the applicable member(s) of the Seller Group;

(v)    counterpart of each Local Asset Transfer Agreement (unless otherwise specified therein), duly executed by the applicable member(s) of the Seller Group;
(vi)    counterpart of the Transition Services Agreement, duly executed by the applicable member(s) of the Seller Group;
(vii)    a statement in accordance with the requirements of Treasury Regulation Section 1.1445-2(b)(2) from an officer of the Seller certifying that the Seller is not a “foreign person” as defined in Section 1445(f)(3) of the Code;
(viii)    a certificate signed by an officer of the Seller as required by Section 6.3(a)(v);
(ix)    one or more DVDs or other digital media evidencing the documents that were made available to the Purchaser in the data room set up for the Contemplated Transactions, along with a separate report by the data room provider indicating for each document the date that such document was first uploaded to the data room;
(x)    evidence reasonably satisfactory to the Purchaser that all Encumbrances (other than the Permitted Encumbrances and those Encumbrances set forth in Schedule 6.3(a)(vii) of the Seller Disclosure Schedule) including those in favor of each of Credit Suisse AG, JP Morgan Chase N.A. and The Bank of New York Mellon Trust Company, N.A., over the Acquired Assets shall have been released in full, effective as of the Closing at which such Acquired Assets are acquired;
(xi)    all such other bills of sale, special or limited warranty deeds, assignments and other instruments of assignment, transfer or conveyance as the Purchaser may reasonably request or as may be otherwise legally necessary to evidence and effect the sale, transfer, assignment, conveyance and delivery of the Acquired Assets to the Purchaser and to put the Purchaser in actual possession or control of the Acquired Assets;
(xii)    the statutory books and registers of the Acquired Companies that were not formed or organized in the United States, which shall be deemed delivered at the Initial Closing as a result of such books and registers being located at the facilities of one or more of the Acquired Companies;
(xiii)    a letter in the agreed form executed as a deed from each of the current directors and secretary of each Acquired Company resigning their respective offices within each Acquired Company with effect from the Initial Closing, in each case stating the person concerned has no claim against any Acquired Company for breach of contract, compensation for loss of office, unfair dismissal, redundancy or on any other account in respect of their role as directors or secretary of each Acquired Company as applicable (provided, however, that nothing in such letter shall limit any rights of any director of Mozy related to claims relating to such person’s employment with Mozy).;
(xiv)    counterpart of the Strategic Relationship Agreement, duly executed by the applicable member(s) of the Seller Group;
(xv)    counterpart of the Intellectual Property License Agreement, duly executed by the applicable member(s) of the Seller Group; and
(xvi)     counterpart of the Trademark License Agreement, duly executed by the applicable member(s) of the Seller Group.
(b)    The Purchaser will deliver, or will cause to be delivered, to the Seller all duly executed instruments and other items which are required by the terms hereof to be delivered at the applicable Closing, including:
(i)    an amount equal to the Purchase Price pursuant to Section 2.1;
(ii)    counterpart of the Assignment and Assumption Agreement, duly executed by the applicable member(s) of the Purchaser Group;
(iii)    counterpart of each Local Asset Transfer Agreement (unless otherwise specified therein), duly executed by the applicable member(s) of the Purchaser Group;
(iv)    counterpart of the Transition Services Agreement, duly executed by the applicable member(s) of the Purchaser Group;
(v)    counterpart of the Strategic Relationship Agreement, duly executed by the applicable member(s) of the Purchaser Group;
(vi)    a certificate signed by an officer of the Purchaser as required by Section 6.2(a)(iv);
(vii)    counterpart of the Strategic Relationship Agreement, duly executed by the applicable member(s) of the Purchaser Group;
(viii)    counterpart of the Intellectual Property License Agreement, duly executed by the applicable member(s) of the Purchaser Group;
(ix)     counterpart of the Trademark License Agreement, duly executed by the applicable member(s) of the Purchaser Group; and
(x)    all such other assumption agreements and other instruments as the Seller may reasonably request or as may be otherwise legally necessary to evidence and effect the assumption of the Assumed Liabilities by the Purchaser and to otherwise make the Purchaser responsible for the Assumed Liabilities.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE SELLER
Except as specifically set forth in, or qualified by any matter set forth in, the disclosure schedules, dated as of the date of this Agreement and delivered by the Seller to the Purchaser (collectively, the “Seller Disclosure Schedule”) (it being agreed that the disclosure of any matter in any section or subsection in the Seller Disclosure Schedule shall be deemed to have been disclosed in any other section or subsection in the Seller Disclosure Schedule to which the applicability of such disclosure is reasonably apparent on the face of such disclosure), the Seller represents and warrants to the Purchaser that each of the statements contained in this Article 3 is true and correct as of the date hereof and will be true and correct as of the Initial Closing, as follows:
3.1    Corporate Organization.
(a)    Each member of the Seller Group is a Business Entity duly incorporated or organized, validly existing, and, to the extent applicable in its jurisdiction of incorporation or organization, in good standing under the Laws of its jurisdiction of incorporation or organization, and has full corporate power and authority to carry on its business as now conducted. Each member of the Seller Group is duly qualified as necessary to conduct the Business as presently conducted and, to the extent legally applicable, is in good standing under the Laws of each jurisdiction in which the Business is conducted, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Seller or the Business.
(b)    Mozy is duly incorporated, validly existing, and in good standing under the Laws of the state of Delaware, and has full corporate power and authority to carry on its business as now conducted. Mozy is duly qualified as necessary to conduct its business as presently conducted and, to the extent legally applicable, is in good standing under the Laws of each jurisdiction in which it conducts its business, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Seller or the Business.
(c)    Schedule 3.1(c) of the Seller Disclosure Schedule lists each Subsidiary, direct and indirect, of Mozy. Each of the Subsidiaries of Mozy is duly incorporated or formed, as applicable, validly existing (and, with respect to the Subsidiaries formed or organized in Ireland, has been in continuous existence since its date of incorporation or formation), and, to the extent applicable in its jurisdiction of incorporation or formation, as listed with respect to each Subsidiary on Schedule 3.1(c) of the Seller Disclosure Schedule, in good standing under the Laws of its jurisdiction of incorporation or formation, and has full corporate power and authority to carry on its business as now conducted. Each such Subsidiary is duly qualified as necessary to conduct its business as presently conducted and, to the extent legally applicable, is in good standing under the Laws of each jurisdiction in which it conducts its business, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Seller or the Business. Schedule 3.1(c) of the Seller Disclosure Schedule also lists every state or foreign jurisdiction in which an Acquired Company has employees or facilities.

3.2    Capitalization; Ownership.
(a)    Schedule 3.2(a) of the Seller Disclosure Schedule sets forth the holder of record and beneficial owner of all of the outstanding shares of each of the Acquired Companies. All of the issued and outstanding shares of capital stock of the Acquired Companies have been duly authorized, and are validly issued, fully paid and non-assessable and, with respect to Mozy’s Subsidiaries, have not been allotted at a discount and no such Acquired Company is in the process of increasing its issued share capital. Except as set forth in Schedule 3.2(a) of the Seller Disclosure Schedule, (i) there are no authorized, issued or outstanding (A) shares of capital stock of, or voting securities or equity interests (whether voting or otherwise) in, the Acquired Companies, (B) preemptive or other outstanding rights, options, warrants, conversion rights, redemption rights, repurchase rights, agreements, arrangements, puts, calls, commitments or rights of any kind to which the Acquired Companies are a party or by which the Acquired Companies are bound that obligate the Acquired Companies to issue, sell, repurchase, redeem or otherwise acquire any shares of capital stock of, or voting securities or equity interests in, the Acquired Companies, (C) securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire any shares of capital stock of, or voting securities or equity interests in, the Acquired Companies, or (D) shares of restricted stock, deferred stock, restricted stock units, stock-based performance units, stock appreciation rights, profits interests, or “phantom” stock awards with respect to any capital stock of, or voting securities or equity interests in, the Acquired Companies, or derivative securities or other rights that are linked to the value of the equity or the value of the Acquired Companies or any part thereof and there is no agreement, or obligation, to create or issue any such arrangement in favor of any person. The equity interests in each of the Acquired Companies have been issued in accordance with its respective governing documents from time to time in force and no transfers of shares in respect of an Acquired Company have been registered otherwise than in accordance with its governing documents from time to time in force at such time. The Seller owns 100% of the Shares. No shares in any Acquired Company have been issued pursuant to any bonus scheme and no shares are in the process of being issued pursuant to any such bonus scheme.
(b)    Upon the Initial Closing and payment in full of the Purchase Price, good and marketable title to the Shares will pass to the Purchaser or another member of the Purchaser Group, free and clear of all Encumbrances other than Permitted Encumbrances, and with no other restrictions on the voting rights or other incidents of record and beneficial ownership of such Shares. There are no agreements to which a member of the Seller Group, the Acquired Companies or any other Person is a party or is bound with respect to voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of capital stock of, or voting securities or equity interests in, the Acquired Companies.
(c)    To the Knowledge of the Seller, the statutory books and registers of Mozy’s Subsidiaries are up to date in all material respects and contain an accurate record of the material matters which should be dealt with in those books in accordance with reasonable business practice. To the Knowledge of the Seller, all material returns, resolutions and other documents required under Irish companies legislation to be delivered by a Mozy Subsidiary at the Companies Registration

Office in Ireland within the two (2) years prior to the date of this Agreement have been duly and promptly made. No Mozy Subsidiary has received any written notice of any application or intended application for the rectification of its register of members or shareholders and, to the Knowledge of the Seller, no such application is pending or threatened. Each Mozy Subsidiary has at all material times acted in material accordance with its constitutional documents (including arrangements governing the location of board meetings and the residency of its directors).
3.3    Authorization. The Seller has, and each other member of the Seller Group and each Acquired Company, will have at the applicable Closing, all necessary corporate power and authority to execute and deliver the Transaction Agreements to which it is a party and to consummate the Contemplated Transactions and to perform its respective obligations under the Transaction Agreements to which it is a party. Each member of the Seller Group (other than the Seller) and each Acquired Company has obtained, or will have obtained prior to the applicable Closing Date, all corporate approvals necessary for the due and valid authorization of its execution, delivery and performance of the Transaction Agreements to which it is a party and the consummation by it of the Contemplated Transactions. The Seller has obtained all corporate approvals necessary for the due and valid authorization of its execution, delivery and performance of the Transaction Agreements to which it is a party and the consummation by it of the Contemplated Transaction. The Seller has duly and validly executed and delivered this Agreement and, on or prior to the applicable Closing, each member of the Seller Group and each Acquired Company will have duly and validly executed and delivered the other Transaction Agreements to which it is a party. Assuming the due authorization, execution and delivery of the Transaction Agreements by the other parties thereto, this Agreement and, at each applicable Closing, each other Transaction Agreement will be, a valid and binding obligation of each member of the Seller Group and each Acquired Company that is party hereto or thereto, as applicable, enforceable against such member of the Seller Group in accordance with its terms, subject, as to enforceability, to (a) Laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, preferential transfers or the relief of debtors, and (b) rules of Law governing specific performance, injunctive relief and other equitable remedies or general principles of equity.
3.4    No Conflict. Except for the requirements of the HSR Act and any Antitrust Laws of jurisdictions outside the United States of America (if and to the extent any of the foregoing Laws may apply) and except as set forth in Schedule 3.4 of the Seller Disclosure Schedule, the execution, delivery and performance by the Seller of this Agreement and the execution, delivery and performance by members of the Seller Group and the Acquired Companies of each of the other Transaction Agreements to which it is a party, and the consummation by them of the Contemplated Transactions, as applicable, do not and will not, as applicable (a) conflict with or violate any provision of the certificate of incorporation, bylaws or any other organizational or governance documents of any of the members of the Seller Group or the Acquired Companies, each as amended to date; (b) conflict with or violate any Law or Order applicable to any member of the Seller Group or the Acquired Companies, or require any member of the Seller Group or the Acquired Companies to obtain any Governmental Authorization or make any filing, notices, authorizations, consents or approvals with or provide notification to any Governmental Entity; or (c) conflict with, result in any breach of, or constitute a default under (with or without notice or lapse of time or both), give rise to any right of modification, cancellation, termination, or acceleration under any Material

Contract; or (d) trigger any “change of control” or other similar provisions contained in any Material Contract to which an Acquired Company is a party; except in the cases of clauses (b), (c) and (d), where the conflict, violation, breach, default, termination or acceleration would not be expected to be materially adverse to the Seller, the Acquired Companies or the Business.
3.5    Financial Matters; Absence of Events; Absence of Undisclosed Liabilities.
(a)    Copies of (i) the unaudited balance sheet of the Business dated as of November 3, 2017 (such balance sheet, the “Most Recent Balance Sheet”) and the related unaudited statement of income for the period then ended, (ii) the unaudited balance sheet of the Business dated as of December 31, 2016 and December 31, 2015 and the related unaudited consolidated statement of income, for the period then ended, and (iii) the opening unaudited balance sheet as of December 31, 2014 (the financial statements described in clauses (i), (ii), and (iii), the “Financial Statements”) have been provided to the Purchaser. The Financial Statements have been prepared in accordance with the books and records of the Business and, subject to the following sentences in this Section 3.5(a), present fairly in all material respects the financial condition of the Business taken as a whole as of the respective dates thereof and the results of operations of the Business for the respective periods indicated therein (subject to normal year-end adjustments which are not, individually and in the aggregate, material and the absence of footnote disclosure and other presentation items that may be required by GAAP). None of the Financial Statements contains any material non-recurring items, except as expressly set forth therein. The Financial Statements, including amounts calculated in reliance thereon, have been prepared pursuant to policies and procedures consistent with the Seller Financial Statements, but do not conform with GAAP in all respects, including with respect to short-term and long-term classifications, required GAAP footnotes, capitalization and related amortization of internally developed software, current and deferred Income Tax assets and liabilities, and Income Tax expense. Furthermore, the Financial Statements do not include amounts either owed by an Acquired Company to an Affiliate of the Seller or owed by an Affiliate of the Seller to an Acquired Company.
(b)    Each member of the Seller Group with respect to the Business and each Acquired Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions of the Acquired Companies and the Business are executed in material accordance with management’s general or specific authorizations, and (ii) transactions of the Acquired Companies and the Business are recorded as necessary to permit preparation of financial statements and to maintain asset accountability in all material respects.  Except as set forth in Schedule 3.5(b) of the Seller Disclosure Schedule, each Acquired Company and the Business is in material compliance with its system of internal accounting controls.
(c)    Except as and to the extent reflected or reserved against in the Most Recent Balance Sheet or as set forth in Schedule 3.5(c) of the Seller Disclosure Schedule, neither the Seller, the Acquired Companies nor any other member of the Seller Group has any Liabilities with respect to the Business required to be reflected on a balance sheet prepared in accordance with GAAP, except for Liabilities (i) incurred in connection with the Contemplated Transactions, (ii) incurred in the Ordinary Course since the date of the Most Recent Balance Sheet, (iii) that are not material in the aggregate to the Business, taken as a whole, or (iv) that are Excluded Liabilities.

(d)    Schedule 3.5(d) of the Seller Disclosure Schedule lists, as of the date of the Most Recent Balance Sheet, all amounts owed (including any Indebtedness) by, or to, any Acquired Company to, or by, any member of the Seller Group. Subject to Section 10.12, as of the Initial Closing, there will be no outstanding amounts (i) owed to any Acquired Company by any member of the Seller Group or (ii) owed to any member of the Seller Group by any Acquired Company.
(e)    As of immediately prior to the Initial Closing Date, none of the Acquired Companies shall (i) act as a guarantor or have any outstanding guarantees of any kind or nature, including without limitation with respect to Indebtedness of the Seller Group (collectively, “Guarantees””), and (ii) have any outstanding capital leases or similar arrangements.
(f)    Other than as otherwise permitted by this Agreement, any obligations of the Acquired Companies that are paid by a member of the Seller Group have been paid in the Ordinary Course consistent with the prevailing Contract terms.
3.6    Tax Matters. The representations and warranties in this Section 3.6 and the representations and warranties in Section 3.13 relating specifically to the Code (i) shall constitute the sole and exclusive representations and warranties regarding any Tax matters relating to the Acquired Companies, the Business and other Acquired Assets, including any representations and warranties regarding compliance with Tax Laws, liability for Taxes or the filing of Tax Returns, and (ii) shall be limited to the unexpired portion of each applicable statute of limitations (including any extensions or waivers thereof), unless a different period is expressly stated herein. Notwithstanding anything in this Agreement to the contrary, the Seller makes no representation or warranty regarding the extent to which any of the Tax attributes of any of the Acquired Companies are or may be limited by Section 382 or 383 of the Code (or any similar provision of state, local or foreign law), or regarding the ability of the Purchaser or any other Person to utilize such Tax attributes.
(a)    The Seller or Dell has timely filed (or has caused to be filed) all material Tax Returns of, or that include or relate to, the Acquired Companies, the Business and the Acquired Assets (taking into account all available extensions of the applicable filing deadlines), and all such Tax Returns were correct and complete in all material respects. No extension of time within which to file any such Tax Return is in effect.
(b)    All Taxes due and payable with respect to such Tax Returns have been paid or otherwise accrued on the Most Recent Balance Sheet.
(c)    No claim has been made in writing, in the last three (3) years, by any Taxing Authority in a jurisdiction where the Acquired Companies do not file Tax Returns that the Acquired Companies are or may be subject to taxation by that jurisdiction, which claim has not been resolved.
(d)    The Acquired Companies have timely collected or withheld and remitted to the appropriate Taxing Authorities all material Taxes required by Law to have been collected withheld and remitted by the Acquired Companies in connection with any amounts paid or owing by the Acquired Companies to any customer, employee, independent contractor, creditor, stockholder, or other Third Party, and all IRS Forms W-2 and 1099 and other applicable forms required with respect thereto have been properly completed and timely filed (taking into account all available extensions of the applicable filing deadlines).
(e)    No Acquired Company has received a written notice issued by a Taxing Authority of any audit, examination, or administrative or judicial Tax proceeding with respect to any Tax Return of the Acquired Companies, which audit, examination or proceeding is currently in progress. All deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in Section 3.6(a) have been paid in full or otherwise resolved. There are no Liens for Taxes upon any of the assets of the Acquired Companies (other than Liens for Taxes that are not yet due and payable or that are being contested in good faith and for which appropriate reserves have been established on the books and records of the Acquired Companies).
(f)    None of the Acquired Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to the assessment or collection of Taxes, which waiver or agreement is still in effect, and no written request for such a waiver or agreement is outstanding. No Acquired Company has received a written claim from a Taxing Authority in a jurisdiction in which any Acquired Company does not file Tax Returns that such Acquired Company is required to file Tax Returns or pay Taxes in such jurisdiction.
(g)    There have been no Tax rulings or requests for Tax rulings that could affect any Acquired Company’s liability for Taxes for any taxable period ending after the Initial Closing Date. To the Knowledge of the Seller, no power of attorney has been granted by or with respect to any Acquired Company with respect to any matter relating to Taxes, which power of attorney is still in effect.
(h)    None of the Acquired Companies has been a member of any affiliated, consolidated, combined, unitary or other group or has been included or required to be included in any Tax Return related to any such group, other than the group of which they are presently members. None of the Acquired Companies has any liability for Taxes of another Person under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign law), under any agreement or arrangement (other than commercial contracts, the principal subject matter of which is not Taxes, entered into in the Ordinary Course and containing customary Tax indemnification provisions), as a transferee or successor, or otherwise.
(i)    None of the Acquired Companies presently has or has had any direct or indirect ownership interest in any partnership or any entity treated as a partnership for U.S. federal income tax purposes.
(j)    None of the Acquired Companies has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k)    To the Knowledge of the Seller, there are no Tax credits, grants or similar amounts that are or could be subject to clawback or recapture as a result of (1) the transactions contemplated by this Agreement or (2) a failure of any Acquired Company to satisfy, prior to the Initial Closing Date, one or more requirements on which the credit, grant, or similar amount is or was conditioned.
(l)    Each of the Acquired Companies has disclosed on its respective U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of U.S. federal income Tax within the meaning of Section 6662 of the Code, and none of the Acquired Companies is a party to any “listed transaction” (as defined in Section 6707A(c)(2) of the Code).
(m)    None of the Acquired Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Initial Closing Date as a result of: (i) any adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or foreign Law) resulting from a change in method of accounting for any Pre-Closing Period; (ii) any installment sale or open transaction disposition made prior to the Initial Closing; (iii) any prepaid amount received or deferred revenue accrued prior to the Initial Closing; (iv) any election under Section 108(i) of the Code (or any similar provision of state, local or foreign law); (v) any "closing agreement" as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. law) entered into with a Taxing Authority prior to the Initial Closing; or (vi) any inclusion under Section 951(a) of the Code with respect to any item of income earned or accrued or cash received prior to the Initial Closing. None of the Acquired Companies (1) will be required to include any item of income in taxable income in any period commencing after the Initial Closing Date which income economically accrued in the Pre-Closing Period but was not reported by, on behalf of or in respect of the Acquired Companies in a Tax Return relating to the Pre-Closing Period, and (2) have reported on any Tax Return relating to the Pre-Closing Period any item of deduction that will economically accrue after the Initial Closing Date, in each case as a result of the use of a method of accounting that (A) is not described in Section 446(c) of the Code or (B) does not clearly reflect income pursuant to Section 446(b) of the Code.
(n)    To the Knowledge of the Seller, each Acquired Company is in compliance in all material respects with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of such Acquired Company. To the Knowledge of the Seller, all intercompany arrangements between the Acquired Companies and their respective Affiliates have been adequately documented, and such documents have been duly executed, in a timely manner. To the Knowledge of the Seller, the prices for any property or services (or for the use of any property) provided by or to each Acquired Company are arm's length prices for purposes of all applicable transfer pricing Law, including Treasury Regulations promulgated under Section 482 of the Code.
(o)    None of the Acquired Companies is, or during the 12-month period ending on the date hereof has been, a “United States shareholder” (within the meaning of Section 951(b) of the Code) of a “controlled foreign corporation” (within the meaning of Section 957 of the Code).

(p)    To the Knowledge of the Seller, none of the Acquired Companies is subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in that country.
(q)    None of the Acquired Companies has incurred (or been allocated) (i) a dual consolidated loss within the meaning of Section 1503(d) of the Code or (ii) an overall foreign loss as defined in Section 904(f)(2) of the Code that has not been previously recaptured in full as provided in Section 904(f)(1) and/or Section 904(f)(3) of the Code.
(r)    No Subsidiary organized outside of the United States has ever had, nor will it have prior to Closing, any investment in "United States property" within the meaning of Code Section 956(c) and the Treasury Regulations thereunder. None of the Acquired Companies has, or will have after the Closing, any liability for any Taxes attributable to any "subpart F income" under Section 965 of the Code.
(s)    To the Knowledge of the Seller, if any Acquired Company is required to be registered for VAT in any jurisdiction, it is so registered in each such applicable jurisdiction and has complied with all statutory provisions, rules, regulations, orders and directions in respect of any VAT or similar tax on consumption, maintains full and accurate records, and has not been subject to any material interest, forfeiture, surcharge or penalty, and has not been a member of a group, or consolidated with any other company, for purposes of VAT.
3.7    Assets.
(a)    Other than with respect to real property matters (which are exclusively addressed in Section 3.16), (i) the Seller Group, as applicable, has good and marketable title to, or a valid leasehold interest in, as applicable, the tangible material Separately Owned Acquired Assets, and (ii) the Acquired Companies have good and marketable title to, or a valid leasehold interest in, as applicable, all of their respective material, tangible assets, in each case free and clear of any Encumbrance, other than Permitted Encumbrances and Encumbrances that will be released or terminated upon the applicable Closing. Each such asset is free from defects in all material respects, has been maintained in accordance with normal industry practice and is in good operating condition and repair (subject to normal wear and tear).
(b)    Upon the applicable Closing and except as set forth on Schedule 3.7(b) of the Seller Disclosure Schedule, the applicable member of the Purchaser Group will acquire good and valid title to, or a valid leasehold interest in, as applicable, the tangible material Separately Owned Acquired Assets, free and clear of all Encumbrances other than Permitted Encumbrances.
(c)    Assuming the employment or replacement by the Purchaser of substantially all of the U.S. Employees of the Business, the non-U.S. Employees of the Business and the individual independent contractors of the Business, in each case as of the applicable Closing Date, and provided that on the Initial Closing Date the Purchaser replaces the assets specified in Sections 1.2(a), (c), (d), (f) and (l) as well as the Excluded Services and the services of the Designated Employees, the Acquired Assets, taking into account all provisions of this Agreement and the other Transaction Agreements, will be sufficient to enable the Purchaser Group to conduct all material functions of the Business immediately following the Initial Closing, with respect to the Business and Acquired Assets acquired at the Initial Closing, substantially as conducted by the Seller Group and the Acquired Companies as of the date of this Agreement.
3.8    Intellectual Property.
(a)    Schedule 3.8(a) of the Seller Disclosure Schedule lists the Business Products.
(b)    Schedules 3.8(b)(i), 3.8(b)(ii), and 3.8(b)(iii) of the Seller Disclosure Schedule provide a complete and accurate list, as of the date of this Agreement, of all registered Trademarks owned by, internet domain names registered to, and Copyright registrations and pending applications owned by, respectively, the Acquired Companies.
(c)    To the Knowledge of the Seller, as of the date of this Agreement, all of the registrations listed on Schedules 3.8(b)(i), or 3.8(b)(iii) of the Seller Disclosure Schedule, inclusive, are valid and subsisting (except, in each of the foregoing cases with respect to applications). Except as set forth in such Schedules, to the Knowledge of the Seller, as of the date of this Agreement, none of the registrations or applications listed on Schedules 3.8(b)(i) through 3.8(b)(iii) of the Seller Disclosure Schedule, inclusive, has expired, been cancelled, or abandoned, and all necessary renewal or maintenance fees due on or before the date of this Agreement for any such registrations have been or will be paid by Seller. Schedules 3.8(b)(i) through 3.8(b)(iii) of the Seller Disclosure Schedule (but to the Knowledge of the Seller with respect to Schedule 3.8(b)(ii)) provides a complete and accurate list of all application or renewal fees that will be due for the period from the date of this Agreement to six (6) months thereafter, for prosecuting and maintaining the registrations or applications listed therein, respectively, as well as status information for any pending application listed therein.
(d)    Schedule 3.8(d)(i) of the Seller Disclosure Schedule provides a complete and accurate list of the Third Party Embedded Software, other than Software licensed as freeware or under an Open Source License. To the Knowledge of the Seller, Schedule 3.8(d)(ii) of the Seller Disclosure Schedule provides a complete and accurate list of the Third Party Embedded Software licensed as freeware or under an Open Source License. The Seller and the other members of the Seller Group, with respect to the Business, and the Acquired Companies have followed Seller’s standard internal policies with respect to the use of Open Source Software, which among other things are designed to prevent the unintended obligation to make all or virtually all of any Business Product Proprietary Software subject to either (i) the terms of an Open Source License, or (ii) an obligation to make source code publicly available. Except as disclosed in Schedule 3.8(d)(iii) of the Seller Disclosure Schedule, to the Seller’s Knowledge, none of the Acquired Companies is in material breach of or material default under, or has provided or received any written notice of breach or default under or any intention to terminate, any agreement pursuant to which the Third Party Embedded Software is in-licensed.
(e)    One or more of the Acquired Companies is the sole and exclusive owner of the Intellectual Property Assets, free and clear of any Encumbrances, other than Permitted Encumbrances, Encumbrances that will be released or terminated upon the applicable Closing, or Encumbrances set forth in Schedule 3.8(e) of the Seller Disclosure Schedule. Written and

enforceable agreements have been executed with (i) each current or former Employee of the Business that was involved in the development of the Business Products, and (ii) each current or former independent contractor of the Acquired Companies or a member of the Seller Group that was involved in the development of the Business Products, whereby such Employee or independent contractor assigned all ownership of any Intellectual Property in the Business Products to one or more of the Acquired Companies or a member of the Seller Group that was involved in the development of the Business Products, as applicable (provided that this representation and warranty speaks only as to the period after Seller’s acquisition of the Acquired Companies). No current or former Employee, officer, or director of the Acquired Companies has any material ownership interest in any Business Product Proprietary Software (provided that this representation and warranty is only to the Knowledge of the Seller as to the period before Seller’s acquisition of the Acquired Companies). To the Knowledge of the Seller, no Employee of the Business is in breach of any Contract relating to invention assignment, non-disclosure or non-competition with any former employer or other Person by virtue of their activities concerning the Intellectual Property Assets or as an Employee of the Business.
(f)    The Acquired Companies have taken commercially reasonable steps to protect all material Trade Secrets owned by the Acquired Companies. To the Knowledge of the Seller, no such material Trade Secret has been authorized to be disclosed, or actually disclosed, to any Person other than pursuant to a confidentiality agreement (or confidentiality obligations, to the extent a formal agreement is reasonably inappropriate or uncommon, such as for attorneys or financial advisers).
(g)    Except as disclosed in Schedule 3.8(g)(i) of the Seller Disclosure Schedule, to the Seller’s Knowledge, since January 1, 2012, the use and distribution of the Business Products by the Acquired Companies has not infringed, misappropriated or otherwise violated the Patents of any Person. Except as disclosed in Schedule 3.8(g)(i) of the Seller Disclosure Schedule, since January 1, 2012, the use and distribution of the Business Products by the Acquired Companies has not infringed, misappropriated or otherwise violated the Trademarks, Trade Secrets or Copyrights of any Person. Except as disclosed in Schedule 3.8(g)(ii) of the Seller Disclosure Schedule, to the Seller’s Knowledge, since January 1, 2012, no Person has infringed, misappropriated or otherwise violated any Intellectual Property Assets.
(h)    To the Knowledge of the Seller: (i) Schedule 3.8(h)(i) of the Seller Disclosure Schedule provides a complete and accurate list of all Contracts that grant a material license or covenant not to sue by any of the Acquired Companies under the Intellectual Property Assets that are not included in any other Schedule of Section 3.8 or 3.10 (and not including customer contracts or reseller agreements or Contracts entered into in the Ordinary Course); and (ii) Schedule 3.8(h)(ii) of the Seller Disclosure Schedule provides a complete and accurate list of all settlements, covenants not to sue, consents, decrees, stipulations, judgments or orders that resulted from any Legal Proceedings (A) by the Acquired Companies claiming third party infringement of the Intellectual Property Assets, or (B) by a third party claiming Intellectual Property infringement due to the use and distribution of the Business Products by the Acquired Companies.

(i)    Except as set forth in Schedule 3.8(i) of the Seller Disclosure Schedule, none of the Seller or any other member of the Seller Group or the Acquired Companies have granted to any Person any exclusive right under any of the Intellectual Property Assets, or any right of first refusal, right of first negotiation, right of first offer or other similar preemptive right under any of the Intellectual Property Assets.
(j)    Schedule 3.8(j) of the Seller Disclosure Schedule contains a complete and accurate list of all material third party software development tools (including software testing, verification and engineering technical support tools) currently used by the Acquired Companies in the development and support of the Business Product Proprietary Software.
(k)    To the Knowledge of the Seller, except as set forth in Schedule 3.8(k) of the Seller Disclosure Schedule, none of the Business Product Proprietary Software (i) contains any bug, defect or error that materially and adversely affects the use, functionality or performance of such Business Product Proprietary Software, other than those discovered and corrected in the normal course of any Acquired Company maintenance procedures, or (ii) fails to materially comply with any applicable Contract warranty or other contractual commitment by the Acquired Companies to its customers relating to the use, functionality or performance of such Business Product Proprietary Software.
(l)    To the Knowledge of the Seller, except as set forth in Schedule 3.8(l) of the Seller Disclosure Schedule, no Business Product Proprietary Software contains any malicious “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other malicious code designed or intended to have any of the following functions: disrupting, disabling, harming or otherwise impeding in any material manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed (collectively, “Malicious Code”). Each member of the Seller Group, with respect to the Business, and the Acquired Companies have taken commercially reasonable measures designed to prevent the introduction of Malicious Code into the Business Product Proprietary Software.
(m)    No member of the Seller Group nor the Acquired Companies has delivered, licensed or made available, or has any contractual duty or obligation to deliver, license or make available the source code for any Business Product to any escrow agent or other third party.
(n)    Schedule 3.8(n) of the Seller Disclosure Schedule provides a complete and accurate list of each material Social Media Account.
3.9    Legal Compliance; Permits.
(a)    Except as set forth on Schedule 3.9(a) of the Seller Disclosure Schedule, since January 1, 2015, the conduct and operation of the Business is and has at all times been in compliance in all material respects with each Law and Order which is applicable to the Business, the Assumed Liabilities or the Acquired Assets, except where the failure to be in compliance would not be expected to have a material and adverse effect on the Seller or the Business. Except as set forth on Schedule 3.9(a) of the Seller Disclosure Schedule, no Legal Proceeding alleging any material violation of any applicable Law or Order is pending or, to the Knowledge of the Seller, currently threatened against an Acquired Company or the Business, nor has any member of the Seller Group or an Acquired Company received any written notice from any Governmental Entity or any other Person of any alleged material violation or noncompliance with respect to any Law or Order.
(b)    Schedule 3.9(b) of the Seller Disclosure Schedule sets forth all Governmental Authorizations that are materially necessary for the ownership, possession, operation, use and/or lease of the Acquired Assets and/or the conduct of the Business as of the Initial Closing (such Governmental Authorizations, the “Applicable Governmental Authorizations”). Each such Applicable Governmental Authorization is in full force and effect and the Seller, the other members of the Seller Group and the Acquired Companies are in compliance in all material respects with the terms and conditions of all such Applicable Government Authorizations. To the Knowledge of the Seller, there is no threatened suspension, revocation or invalidation of any Applicable Government Authorization.
3.10    Contracts.
(a)    Schedule 3.10(a) of the Seller Disclosure Schedule lists each of the following Contracts (including any material amendments or addenda thereto) of the Seller Group related to the Business or to which the Acquired Companies are a party (collectively, the “Material Contracts”):
(i)    all Contracts (other than purchase orders, under which there are no outstanding obligations by either party, immaterial amendments and immaterial addenda thereto) for the sale or licensing of products or the provision of services entered into between a member of the Seller Group or the Acquired Companies, on the one hand, and each of the (1) twenty-five (25) largest customers of the Business by revenue during the twelve-month period ended February 3, 2017 and (2) any other customer of the Business generating revenues in excess of $1,000,000 during the twelve-month period ended February 3, 2017 to the extent not identified per clause (1) above, on the other hand;
(ii)    each Vendor Contract (other than purchase orders, and other than immaterial amendments and addenda thereto) with the (1) fifteen (15) largest direct suppliers or Software licensors of the Business by spend during the ten-month period ended October 30, 2017 and (2) any other direct suppliers or Software licensors of the Business pursuant to which the Business spend exceed $1,000,000 during the twelve-month period ended December 31, 2017, on the other hand;
(iii)    each Contract of the Acquired Companies that involves, or would reasonably be expected to involve expenditures by any of the Acquired Companies in excess of $75,000 per annum and that may not be terminated (without penalty) by any of the Acquired Companies within ninety (90) days after the delivery of a termination notice by any of the Acquired Companies;

(iv)    each Contract under which any of the Acquired Companies are a lessee of any tangible personal property owned by any other Person, except for any lease of tangible personal property under which the aggregate annual rental payments do not exceed $30,000;
(v)    all material Contracts between or among any of the Acquired Companies, on the one hand, and the Seller and/or any other member of the Seller Group or their respective Affiliates (other than an Acquired Company), on the other hand, other than intercompany accounts reflected on the Financial Statements;
(vi)    each Contract of the Seller Group solely related to the Business or to which any of the Acquired Companies is a party, the breach or termination of which would reasonably be expected to result in a Material Adverse Effect on the Business.
(vii)    any Contract under which the amount payable is in excess of $75,000 and also dependent on revenue, income or other similar measure of an Acquired Company or the Business or any other Person;
(viii)    any Contract that involves any partnership, strategic alliance, or joint venture or sharing of profits of an Acquired Company or the Business with any other Person;
(ix)    any Contract with respect to merger or acquisitions, sales of securities or material assets, or investments by an Acquired Company (other than sales of Inventory in the Ordinary Course), in each case involving continuing indemnity obligations of an Acquired Company;
(x)    any Contract of an Acquired Company relating to any Indebtedness or the guarantee thereof;
(xi)    any Government Contract;
(xii)    any Contract which materially limits an Acquired Company or the Business (A) with respect to competing with any business, (B) with respect to conducting business in any particular jurisdiction, or (C) with respect to conducting any business with certain parties;
(xiii)    any collective bargaining agreement or other agreement with any union, works council or similar employee representative body;
(xiv)    any Contract with a Third Party which involves processing and/or hosting of Personal Data on behalf of the Acquired Companies, including the Contract between Mozy and Tonaquint Data Center, Inc., which is terminable upon 30 days’ notice;

(xv)    any Contract the performance or non-performance of which could cause an Acquired Company or the Business to be in material violation of applicable Law; and
(xvi)    any Contract to which any Acquired Company is a party which imposes material monetary or performance obligations on an Acquired Company not in the Ordinary Course.
(b)    Each Material Contract is in full force and effect and constitutes a legal, valid and binding obligation of, and is enforceable in accordance with its terms as to, the applicable member of the Seller Group or the Acquired Companies subject to (i) Laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, preferential transfers and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies or general principles of equity. The Seller has delivered or made available to the Purchaser a true, correct and complete copy of each written Material Contract(excluding immaterial exhibits, schedules or similar attachments to such Material Contracts).
(c)    Neither the Acquired Companies nor any member of the Seller Group is in material violation or breach of or material default under any Material Contract (in each case, with or without notice or lapse of time or both), nor, to the Knowledge of the Seller, is it in receipt of any written Claim of such default or breach. The Seller has no present intention of not fully performing any of its obligations pursuant to a Material Contract and, to the Knowledge of the Seller, no Third Party to any Material Contract has indicated to the Seller that it desires to modify, renegotiate or cancel its Material Contract. Except as set forth on Schedule 3.4 of the Seller Disclosure Schedule, to the Knowledge of the Seller, no event has occurred or circumstance exist which, with notice or lapse of time or both, would constitute such a breach or default, or permit termination, modification, or acceleration, under such Material Contract.
3.11    Government Contracts.
(a)    Each member of the Seller Group and each of the Acquired Companies has complied in all material respects with (i) the terms and conditions of each Government Contract since January 1, 2015 and (ii) all requirements of applicable Laws and requirements pertaining to each Government Bid.
(b)    To the Knowledge of the Seller, neither the Acquired Companies nor any Transferred Employee (i) since January 1, 2015, has been determined to be non-responsible or non-qualified, or been debarred, suspended or found to not be eligible, from participating in the award of Contracts with any Governmental Entity or proposed or threatened with being found non-responsible or non-qualified, or being debarred, suspended or found not to be eligible, from participating in the award of Contracts with any Governmental Entity or (ii) is under civil, administrative or criminal investigation or indictment with respect to any alleged overpricing or overcharge, false claim, false statement, misrepresentation, product substitution, parts counterfeiting, fraudulent or criminal activity involving such Government Contract or a Government Bid, or has received or submitted any written notice of an investigation, demand, subpoena, disclosure, report or document request regarding any such concerns.

(c)    With respect to each Government Contract and Government Bid since January 1, 2015, to the Knowledge of the Seller, (i) all representations made by a member of the Seller Group or the Acquired Companies with respect to any such Government Contract or Government Bid were complete and correct in all material respects as of their effective date and (ii) neither any Governmental Entity nor any prime contractor, subcontractor or other Person has notified the Seller or the Acquired Companies that any member of the Seller Group has breached or violated in any material respect any applicable Law, certification, representation, clause, provision or requirement pertaining to such Government Contract.
(d)    The Business does not have any material executory or other unperformed material Liability or obligation under any Government Contract that is inactive or has expired or been terminated.
3.12    Legal Proceedings. Except as set forth on Schedule 3.12 of the Seller Disclosure Schedule, there is not and there has not been since January 1, 2014, any Legal Proceeding pending or, to the Knowledge of the Seller, threatened by or against any member of the Seller Group, with respect to the Business, or an Acquired Company, any of its properties, or any stockholder, member, officer, director, manager or employee of an Acquired Company or the Business, in each case with respect to the Business which (a) questions or challenges the validity of this Agreement or the ability of the Seller Group or the Acquired Companies to consummate any of the Contemplated Transactions, or (b) materially relates to or affects the Business or any Acquired Asset. There are no outstanding Orders against or affecting the Business or the Acquired Assets, nor, to the Knowledge of the Seller, are there any presently existing facts or circumstances that would reasonably be expected to constitute a reasonable basis therefor. No Acquired Company or, with respect to the Business, any member of the Seller Group, is currently planning to initiate any action, suit, or proceeding before any arbitrator or Governmental Entity.
3.13    Employee Benefit Matters.
(a)    Schedule 3.13(a) of the Seller Disclosure Schedule sets forth a complete and correct list of, each “employee benefit plan” within the meaning of Section 3(3) of ERISA and any other compensation, benefit or other material fringe benefit plan, program, or arrangement, which is sponsored, maintained, contributed to, or required to be contributed to, by any member of the Seller Group or the Acquired Companies for the benefit of any Transferred Employee (or their beneficiaries or dependents) or any former employee of the Acquired Companies (and their beneficiaries or dependents), including any severance policy or practice existing prior to the Initial Closing (collectively, the “Seller Benefit Plans”).
(b)    The Seller has made available to the Purchaser accurate and complete copies of the following documents or information with respect to each Seller Benefit Plan, as applicable: (i) the written document setting forth the terms and conditions of the Seller Benefit Plan, including all amendments (or, if no plan document exists, an accurate description of the material terms); (ii) the currently effective summary plan description, together with each summary of material modifications; and (iii) the most recent determination letter or opinion letter received from the IRS if the Seller Benefit Plan is intended to be qualified under Section 401 of the Code and, if pending, the most recent application, including all schedules and exhibits thereto, for a favorable determination letter.
(c)    Each Seller Benefit Plan has been established, administered, funded and maintained in accordance with its terms and in compliance in all material respects with all applicable Laws. The requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code and any similar state law (“COBRA”) have been met in all material respects with respect to each Seller Benefit Plan that is a welfare plan subject to COBRA. Each Seller Benefit Plan intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination letter (or is a prototype plan that is the subject of a favorable opinion or advisory letter upon which the Seller Benefit Plan may rely) and, to Seller’s Knowledge, no event has occurred or condition exists since the date of such letter that could adversely affect the qualification of such Seller Benefit Plan or subject any of the Acquired Companies to any material Tax or penalty imposed under applicable Law.
(d)    None of the Acquired Companies have or may have any Liabilities (express or (contingent) with respect to (i) any employee benefit plan which is a “multiemployer plan,” as defined in Section 3(37) of ERISA or which is a “multiple employer plan” as defined in Section 4063 of ERISA or Section 413 of the Code; and (ii) no plan is subject to the minimum funding standards of Section 412 of the Code or Title IV of ERISA. None of the Acquired Companies have engaged in or may have any Liability for (express or contingent) or been a party to, any “prohibited transaction” (within the meaning of Section 406 or 407 of ERISA or Section 4975 of the Code) for which a statutory, regulatory, or administrative exemption does not apply.
(e)    Except as set forth in Schedule 3.13(e) of the Seller Disclosure Schedule, and other than as required under COBRA, no Seller Benefit Plan provides post-termination or retiree welfare benefits to any individual for any reason, and no member of the Seller Group or the Acquired Companies or any of their respective ERISA Affiliates has any Liability to provide post-termination or retiree welfare benefits to any individual or ever represented, promised, or contracted to any individual that such individual would be provided with post-termination or retiree welfare benefits.
(f)    With respect to each Seller Benefit Plan, all payments, premiums, contributions and reimbursements required to be made have been made and all obligations in respect of each Seller Benefit Plan as of the date hereof have been accrued and reflected in the Acquired Companies’ financial statements to the extent required under applicable Law. There is no pending or, to the Seller’s Knowledge, threatened material Legal Proceeding relating to a Seller Benefit Plan with respect to any Transferred Employee or to which the Acquired Companies have or may have any Liabilities (express or contingent) (other than routine claims for benefits), and no Seller Benefit Plan is currently or has within the last year prior to the date hereof been the subject of an examination or audit by a Governmental Entity.
(g)    No event has occurred, and, to the Seller’s Knowledge, no condition or circumstance exits, that could reasonably be expected to subject any of the Acquired Companies, or any Seller Benefit Plan sponsored or maintained by any of the Acquired Companies, to penalties or excise taxes under Sections 4980D, 4980H or 4980I of the Code or under any other provision of the Patient Protection and Affordable Care Act. The Seller has caused the Acquired Companies to maintain adequate records to enable the Acquired Companies to comply with any reporting obligations they may have under Code Sections 6055 and 6056.
(h)    Solely with respect to Seller Benefit Plans maintained by any of the Acquired Companies, except as set forth on Schedule 3.13(h) of the Seller Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (i) entitle any Person to any payment, forgiveness of debt, vesting, distribution or increase any compensation or benefits under or with respect to any Seller Benefit Plan; (ii) result in any acceleration of vesting or payment of benefits or compensation or otherwise under or with respect to any Seller Benefit Plan; (iii) trigger any obligation to fund any Seller Benefit Plan; (iv) result in any payments or benefits for any Transferred Employee or for any current or former employee of the Acquired Companies that may be an “excess parachute payment” under Code Section 280G; (v) result in the forfeiture of compensation or benefits under any Seller Benefit Plan by any of the Transferred Employees; or (vi) limit or restrict the right of the Acquired Companies to amend, terminate or merge any Seller Benefit Plan that is sponsored or maintained by the Acquired Companies or to limit or restrict the ability of the Acquired Companies to withdraw from participation in a Seller Benefit Plan sponsored by a member of the Seller Group without Liability. None of the Acquired Companies has any obligation to gross-up, make whole or otherwise indemnify any current or former director or employee of the Acquired Companies or any Transferred Employee with respect to taxes, interests or penalties imposed under any tax provisions, including pursuant to Code Sections 409A or 4999. None of the Transferred Employees is a “covered employee” within the meaning of Section 162(m) of the Code.
(i)    For the purposes of this Section 3.13, references to any Laws of the United States shall be read as references to the applicable Law for the applicable jurisdiction with respect to “employee benefit plan” and any other compensation, benefit or other fringe benefit plan, program, or arrangement, (i) which is sponsored, maintained, contributed to, or required to be contributed to, by any member of the Seller Group or the Acquired Companies for the benefit of any Transferred Employee (or their beneficiaries or dependents) or any former employee of the Acquired Companies (and their beneficiaries or dependents), including any severance policy or practice existing prior to the Initial Closing.
3.14    Employment Matters.
(a)    Each member of the Seller Group and each Acquired Company: (i) has been in compliance in all material respects with all applicable Laws respecting employment, employment practices, classification of employees and independent contractors, immigration, terms and conditions of employment and wages and hours, in each case, with respect to the Employees of the Business; (ii) has paid all earned or accrued salaries, wages, wage premiums, bonuses, commissions accrued but unused paid time off, and other compensation that has come due and payable under applicable Law, Contract or policy; (iii) has withheld all material amounts required by Law or by agreement to be withheld from the wages, salaries and other payments to the Employees of the Business and has timely transmitted such withheld amounts to the appropriate taxing authority; (iv) other than in respect of ordinary compensation and payroll practices, are not liable for any arrears of wages with respect to the Employees of the Business; and (v) is not liable for any material payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for the Employees of the Business (other than routine payments to be made in the normal course of business and consistent with past practice). The Acquired Companies and each member of the Seller Group are, with respect to the Employees of the Business, in compliance in all material respects with the terms and provisions of the Immigration Reform and Control Act of 1986, as amended and the immigration Laws applicable to the Employees of the Business in any applicable country. For the past three years, each Transferred Employee has been legally authorized to work in the job they have performed in accordance with the laws and regulations of the country where they have been employed.
(b)    Except as set forth in Schedule 3.14(b) of the Seller Disclosure Schedule, with respect to the Transferred Employees, no member of the Seller Group nor any Acquired Company is a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization. No work stoppage or labor strike by the Transferred Employees is pending or, to the Knowledge of the Seller, threatened or anticipated. To the Knowledge of the Seller, there are no activities or proceedings of any labor union to organize any Transferred Employees. There are no actions, suits, claims, labor disputes, grievances or other Legal Proceeding pending or, to the Knowledge of the Seller, threatened relating to any labor, safety or discrimination matters involving any Transferred Employee, including charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to the any member of the Seller Group or the Acquired Companies. With respect to the Business, no member of the Seller Group nor any Acquired Company has engaged in any unfair labor practices within the meaning of the National Labor Relations Act.
(c)    No member of the Seller Group has implemented any location closing or employee layoffs in violation of the Worker Adjustment and Retraining Notification Act of 1988 (the WARN Act) or any similar state, local or foreign Law in the past five (5) years and no such actions are currently contemplated, planned or announced.
3.15    Environmental Matters.
(a)    Each of the Acquired Companies and, in the conduct of the Business or ownership of the Acquired Assets, each member of the Seller Group is in material compliance with all Environmental Laws.
(b)    To the Knowledge of the Seller, since January 1, 2015, none of the Acquired Companies nor the members of the Seller Group has received any written notice alleging any material violations of, or any material Liabilities arising under Environmental Laws related to the Acquired Assets.
(c)    Each of the Acquired Companies and, in the conduct of the Business or ownership of the Acquired Assets, each member of the Seller Group has obtained and is in material compliance with, all material Environmental Permits required for the operation of the Business as conducted as of the Initial Closing Date and the date of each Additional Closing, as applicable.

3.16    Real Property. None of the Acquired Assets will constitute any real property owned or leased by any member of the Seller Group or the Acquired Companies. None of the Employees of the Business are housed in any real property that is leased or owned by the Acquired Companies.
3.17    Brokers’ Fees. Except as set forth on Schedule 3.17 of the Seller Disclosure Schedule, no member of the Seller Group or the Acquired Companies has any Liability to pay any fees or commissions to any broker, finder or agent with respect to the Contemplated Transactions.
3.18    No Material Adverse Effect; Absence of Certain Changes. Except as set forth on Schedule 3.18 of the Seller Disclosure Schedule, since the date of the Most Recent Balance Sheet (a) there has not occurred any Material Adverse Effect on the Seller or the Business, (b) no fact, event, circumstance or condition exists or has occurred that would reasonably be expected to result in a Material Adverse Effect on a member of the Seller Group, an Acquired Company or the Business prior to the Initial Closing Date or on the date of the any Additional Closing with respect to any Acquired Assets or Assumed Liabilities acquired or assumed on such date, (c) except for the Contemplated Transactions, each Acquired Company, and, with respect to the Business, each member of the Seller Group, has conducted the Business in the Ordinary Course and (d) each Acquired Company and, with respect to the Business, each member of the Seller Group, has complied with the covenants set forth in Section 5.1 of this Agreement as if this Agreement had been executed as of the date of the Most Recent Balance Sheet.
3.19    IT Security.
(a)    The members of the Seller Group, including the Seller, and the Acquired Companies have implemented appropriate technical and organizational security measures to protect the confidentiality, integrity and security of the IT Assets (and information stored or contained therein or transmitted thereby) against unauthorized use, access, disclosure, loss, destruction, interruption, modification or corruption. To the Seller’s Knowledge, there have been no unauthorized intrusions or breaches of the security with respect to the IT Assets.
(b)    The IT Assets used by the Seller Group and the Acquired Companies in the Business are owned by, or licensed or leased to, the Seller Group or the Acquired Companies.  Copies or details of all leases relating to the IT Assets that are or have been used in the Business are listed in Schedule 3.19(b) of the Seller Disclosure Schedule. All Contracts relating to the IT Assets are valid and binding.
(c)    The arrangements relating to the IT Assets (including its operation and maintenance and any amendments or modifications thereto) will not be adversely affected by the performance of this Agreement and the IT Assets will have adequate capability and capacity for all of the processing and other functions required by the Purchaser immediately following the Closing Date.
(d)    The Seller Group and the Acquired Companies implement industry standard measures designed to prevent the introduction of Malicious Code into the IT Assets, including firewall protections and regular virus scans and for taking and storing on-site and off-site back-up copies of Software and Personal Data. Neither the Seller Group nor the Acquired Companies have experienced, and no circumstances exist that are likely or expected to give rise to, any disruption in or to the operation of the Business as a result of: (A) substandard performance in the IT Assets whether caused by any viruses, bugs, worms, software bombs or otherwise, lack of capacity or otherwise or (B) a breach of security in relation to any part of the IT Assets.
3.20    Absence of Certain Business Practices. To the Knowledge of the Seller, during the three (3) years prior to the date hereof, the Seller, each member of the Seller Group, and the Acquired Companies have, with respect to the Business or any of the Acquired Assets, been in compliance, in all material respects, with the Foreign Corrupt Practices Act of 1977, as amended, and any other applicable anti-bribery provision or Law anywhere in the world.
3.21    Affiliate Transactions. Except as set forth on Schedule 3.21 of the Seller Disclosure Schedule, no member of the Seller Group nor officer or director of an Acquired Company nor, to the Knowledge of the Seller, any immediate family member of any officer or director of an Acquired Company, is a party to any Contract or ongoing transaction or business relationship with an Acquired Company (other than an employment related Contract or relationship), or other than the Separately Owned Assets, has any material ownership interest in any property used by an Acquired Company in the conduct of the Business, except for rights under such individual’s employment agreements and arrangements, including rights under the Seller Benefit Plans. No Acquired Company is indebted, either directly or indirectly, to any of its officers or directors (other than with respect to employee compensation and benefits) or to any member of the Seller Group, and none of such Persons is indebted to an Acquired Company.
3.22    Insurance. Dell maintains insurance policies with respect to the Business of the type and in the amounts customarily carried by Persons conducting a business similar to the Business and, to the Knowledge of the Seller, all such policies are in full force and effect, all premiums due on such policies have been paid and no material term of any such policy is void or voidable. There are no unpaid and unresolved claims made by Dell or any member of the Seller Group under any policy of insurance with respect to the Business or the Acquired Assets.
3.23    Business Relationship.
(a)    Schedule 3.23(a) of the Seller Disclosure Schedule sets forth (i) a list of each enterprise account customer of the Business that accounted for at least $30,000 of annualized bookings by the Business for the twelve (12) calendar months ended as of January 25, 2018, (ii) a list of each signature account customer of the Business that accounted for at least $30,000 of consolidated net sales by the Business during the twelve (12) calendar months ended as of December 31, 2017, (iii) a list of each service provider account customer of the Business that accounted for at least $30,000 of consolidated net sales by the Business during the twelve (12) calendar months ended as of December 31, 2017, (iv) a list of each reseller account customer of the Business that accounted for at least $30,000 of consolidated net sales by the Business during the twelve (12) calendar months ended as of December 31, 2017, and (v) a list of each inside sales account customer of the Business that accounted for at least $30,000 of consolidated net sales by the Business during the twelve (12) calendar months ended as of December 31, 2017, in each case together with the amount payable by such account.

(b)    Schedule 3.23(b) of the Seller Disclosure Schedule sets forth a list of each supplier, vendor or service provider paid by an Acquired Company or, with respect to the Business, a member of the Seller Group, an amount equal to at least $75,000, in the aggregate, during the twelve (12) calendar months ended as of December 31, 2017, together with the amount paid to such supplier, vendor or service provider.
(c)    During the previous twelve (12) months, no Party identified on Schedule 3.23(a) or Schedule 3.23(b) of the Seller Disclosure Schedule (x) has terminated or, to the Knowledge of the Seller threatened to terminate, its relationship with an Acquired Company or the Business, (y) has materially reduced or, to the Knowledge of the Seller, threatened to materially reduce, the services, supplies or materials supplied to or purchased from an Acquired Company or the Business, or (z) has materially and adversely changed or, to the Knowledge of the Seller, threatened to materially and adversely change its business relationship with an Acquired Company or the Business.
3.24    Bank Accounts. Schedule 3.24 of the Seller Disclosure Schedule provides the following information with respect to each account maintained by or for the benefit of each Acquired Company at any bank or other financial institution: (a) the name of the bank or other financial institution at which such account is maintained; (b) the account number; and (c) the type of account.
3.25    Books and Records. The minute books of each Acquired Company contain complete and accurate records of all meetings and other corporate actions and proceedings of the stockholders and board of directors (including committees thereof) of such Acquired Company held since September 7, 2016.
3.26    Products and Service Warranties. Each Business Product is in conformity in all material respects with all express and implied warranties made by the Acquired Companies with respect to such Business Product. Schedule 3.26 of the Seller Disclosure Schedule sets forth a true and correct list of all liability Claims against any member of the Seller Group, any Acquired Company or the Business with respect to the Business Products that remain unresolved as of the date hereof. There is no Claim pending or, to the Knowledge of the Seller, threatened against any member of the Seller Group or any Acquired Company relating to any Business Product alleging any breach of warranty which, if adversely determined, would be material to the Business, taken as a whole. No Business Product is subject to any material guaranty, warranty or indemnity beyond the applicable standard terms and conditions of sale, license or lease. The Seller has provided to the Purchaser copies of the standard terms and conditions of sale, license or lease for each Acquired Company, or, with respect to the Business, a member of the Seller Group (containing applicable guaranty, warranty and indemnity provisions).
3.27    Privacy.
(a)    The members of the Seller Group, solely with respect to the Business, and the Acquired Companies: (i) are (and have procured that all subcontractors are) in compliance with all existing applicable data protection and privacy laws; (ii) only transfer Personal Data of EU residents out of the European Economic Area in such a manner as is permitted by applicable EU data protection and privacy Laws; (iii) have an established and documented procedure for dealing with communications received from individuals and Government Authorities with relation to privacy and data protection; (iv) acknowledge that all procedures and policies, in respect of privacy compliance, are listed in Schedule 3.27(a) of the Seller Disclosure Schedule and that they have materially complied with any and all such procedures and policies at all times; and (v) have not received, to the Knowledge of the Seller, an unresolved written complaint from an individual natural person in relation to their handling of Personal Data or any indication from a Government Authority that they are acting or have acted in breach of or are otherwise being investigated or are the subject of enforcement action in respect of data protection or privacy law.
(b)    Except as listed in Schedule 3.27(b) of the Seller Disclosure Schedule, the Seller Group, solely with respect to the Business, and the Acquired Companies have in place, and the Seller Group, solely with respect to the Business, and the Acquired Companies have taken steps reasonably designed to assure material compliance with, data security policies and procedures for the Acquired Companies and the Business, which policies and procedures have been provided or disclosure to the Purchaser (the “Security Policies”).
(c)    The Seller Group, solely with respect to the Business, and the Acquired Companies have taken steps reasonably designed to ensure that all material Contracts with third parties that have access to Personal Data or Customer Data include requirements with respect to such third party’s handling of Personal Data or Customer Data that are materially consistent with the Security Policies and otherwise sufficient to meet the Acquired Companies’ and the Business’ obligations under Privacy and Security Laws. Neither the Acquired Companies nor the Business are in material breach of any material contractual obligation to secure or otherwise safeguard Personal Data or Customer Data it receives in connection with the provision of its products and services.
(d)    The Acquired Companies and, as solely related to the Business, the Seller Group, use commercially reasonable methods and technology to secure Personal Data and Customer Data from unauthorized access, which methods and technology comply with Applicable Law. To the Knowledge of the Seller, since January 1, 2017, neither the Acquired Companies nor the Business have experienced any breach of security leading to the accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, or access to, Personal Data transmitted, stored or otherwise processed. The Seller and the Acquired Companies have made all notifications to customers or individuals required to be made by the Seller (as solely relating to the Business) and/or the Acquired Companies by any Privacy and Security Laws arising out of or relating to any event of access to or acquisition of any Personal Data by an unauthorized Person, including third parties and Employees of the Business acting outside of the scope of their authority or authorization in a manner which is otherwise unlawful.
(e)    No breach or violation of any security policy, that has been adopted and maintained with respect to Personal Data or Customer Data, by the Acquired Companies or, as it relates to the Business, the Seller, has occurred, or is threatened, and, to the Seller’s Knowledge, there has been no unauthorized or illegal use of or access to any of the data or information in any of the Company Databases.

(f)    True and correct copies of all applicable current internal and customer or user-facing privacy policies applicable to the Business (collectively, “Business Privacy Policies”) have been provided to the Purchaser. The Business and the Acquired Companies have complied with all Privacy and Security Laws in connection with the provision of the Business Product Proprietary Software. No disclosures made or contained in any Business Privacy Policy to any customer have been inaccurate or in violation of any Privacy and Security Laws in any material respect. Neither the execution, delivery, or performance of this Agreement (or any of the ancillary agreements) nor the consummation of any of the transactions contemplated by this Agreement (or any of the ancillary agreements), will result in any violation of any Law pertaining to privacy, Customer Data, or Personal Data.
(g)    To the Knowledge of the Seller, there is no material complaint, audit, Legal Proceeding, investigation (formal or informal) or claim currently pending against, the Acquired Companies or the Seller (solely as relating to the Business) by (A) any private party or (B) any Governmental Authority, with respect to the collection, use or disclosure of Personal Data or Customer Data. To the Knowledge of the Seller, the applicable standard terms and conditions and (where applicable) privacy policy of the Acquired Companies and the Business, copies of which have been provided to the Purchaser, are properly incorporated into any transaction conducted over the Internet.
(h)    The Acquired Companies have (i) provided adequate notice and obtained any necessary consents required for the collection, processing, recording, organization, storage, adaption or alteration, retrieval, consultation, use, disclosure, dissemination or combination of Personal Data and Customer Data under Applicable Law and (ii) abided by any applicable opt-outs related to Personal Data and Customer Data.
(i)    The Acquired Companies and the Seller have the right to both sell and transfer all Personal Data and Customer Data to the Purchaser, and the sale and/or transfer of such Personal Data and Customer Data by the Acquired Companies and the Seller (solely with respect to the Business) to the Purchaser does not conflict with or violate Applicable Law or the Security Policies or Business Privacy Policies.
3.28    Guaranty. Concurrently with the execution of this Agreement, Dell has delivered to the Purchaser the Guaranty. The Guaranty is in full force and effect and is a valid, legal, binding and enforceable obligation of Dell, subject, as to enforceability, to (a) Laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, preferential transfers and the relief of debtors, and (b) rules of Law governing specific performance, injunctive relief and other equitable remedies or general principles of equity. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Dell under the Guaranty. Nothing in this Section 3.21 shall be construed to limit in any way the Purchaser’s right to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement as contemplated hereunder.
3.29    Disclaimer of Other Representations and Warranties. The Seller Representations are the only representations and warranties made by the Seller or any other member of the Seller Group with respect to the Business, the Acquired Companies, the Acquired Assets or the Assumed

Liabilities. Except as specifically set forth in this Agreement or any other Transaction Agreement, (a) the Seller makes no warranty, express or implied, as to any matter whatsoever relating to the Business, the Acquired Companies, the Acquired Assets or the Assumed Liabilities including as to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the Business by the Purchaser Group after the Closings in any manner or (iii) the probable success or profitability of the Business after the Closings, and (b) except with respect to any Claim for Fraud, neither the Seller, nor any other member of the Seller Group, or any of their respective Representatives or Affiliates will have or will be subject to any Liability or indemnification obligation to the Purchaser or any other Person resulting from the distribution to the Purchaser, its Affiliates or Representatives of any information relating to the Business, the Acquired Companies, the Acquired Assets and the Assumed Liabilities, including any descriptive memoranda, analyses, reports, summary business descriptions or any information, documents or material made available to the Purchaser or its Representatives, whether orally or in writing, in certain “data rooms,” management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Purchaser, due diligence reviews, or in any other form in expectation of the Contemplated Transactions, including during the negotiations of the Contemplated Transactions.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
Except as specifically set forth in, or qualified by any matter set forth in, the disclosure schedules, dated as of the date of this Agreement and delivered by the Purchaser to the Seller (collectively, the “Purchaser Disclosure Schedule”) (it being agreed that the disclosure of any matter in any section or subsection in the Purchaser Disclosure Schedule shall be deemed to have been disclosed in any other section or subsection in the Purchaser Disclosure Schedule to which the applicability of such disclosure is reasonably apparent on the face of such disclosure), the Purchaser represents and warrants to the Seller that each of the statements contained in this Article 4 is true and correct as of the date hereof and will be true and correct as of the Initial Closing, as follows:
4.1    Corporate Organization. The Purchaser is, and each member of the Purchaser Group will be at each applicable Closing, a Business Entity duly incorporated or organized, validly existing, and, to the extent applicable in its jurisdiction of incorporation or organization, in good standing under the Laws of its jurisdiction of incorporation or organization, and has full corporate power and authority to carry on its business as now conducted. Each member of the Purchaser Group is, or as of the applicable Closing will be, duly qualified as necessary to conduct the Business following the applicable Closing Date and, to the extent legally applicable, is, or as of the applicable Closing will be, in good standing under the Laws of each jurisdiction in which the Business is conducted, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Purchaser Material Adverse Effect.
4.2    Authorization. The Purchaser has, and each other member of the Purchaser Group will have at the applicable Closing, all necessary corporate power and authority it requires to execute and deliver the Transaction Agreements to which it is a party, consummate the Contemplated Transactions and perform its respective obligations under the Transaction Agreements to which it is a party. Each member of the Purchaser Group has obtained, or will have obtained prior to the applicable Closing Date, all corporate approvals necessary for the due and valid authorization of its execution, delivery and performance of the Transaction Agreements to which it is a party and the consummation by it of the Contemplated Transactions, as applicable. The Purchaser has duly and validly executed and delivered this Agreement and, on or prior to the applicable Closing, each member of the Purchaser Group will have duly and validly executed and delivered the other Transaction Agreements to which it is a party. Assuming the due authorization, execution and delivery of the Transaction Agreements by the other parties thereto, this Agreement is, and at each applicable Closing each other Transaction Agreement will be, a valid and binding obligation of each member of the Purchaser Group that is a party hereto or thereto, as applicable, enforceable against such member of the Purchaser Group in accordance with its terms, subject, as to enforceability, to (a) Laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, preferential transfers and the relief of debtors, and (b) rules of Law governing specific performance, injunctive relief and other equitable remedies or general principles of equity.
4.3    No Conflict. Except for the requirements of the HSR Act and any Antitrust Laws of jurisdictions outside the United States of America (if and to the extent any of the foregoing Laws may apply) and for such filings as may be required under the Securities Exchange Act of 1934, as amended, the execution, delivery and performance by each member of the Purchaser Group of the Transaction Agreements to which it is a party and/or the consummation by each such member of the Purchaser Group of the Contemplated Transactions, as applicable, do not and will not, as applicable, (a) conflict with or violate any provision of the Purchaser’s certificate of incorporation or bylaws (or the equivalent organizational documents of the applicable member of the Purchaser Group), each as amended to date; (b) conflict with or violate any Law or Order applicable to any member of the Purchaser Group, or require any member of the Purchaser Group to obtain any Governmental Authorization or make any filing with or provide notification to any Governmental Entity; or (c) conflict with, result in any breach of, or constitute a default (with or without notice or lapse of time or both), give rise to any right of termination, cancellation or acceleration under any material agreement or instrument to which any member of the Purchaser Group or one of their respective Affiliates is a party; except in the cases of clauses (b) and (c), where the conflict, violation, breach, default, termination, cancellation or acceleration would not have a Purchaser Material Adverse Effect.
4.4    Legal Proceedings. There is no Legal Proceeding pending or, to the Knowledge of the Purchaser, threatened by or against any member of the Purchaser Group that questions or challenges the validity of this Agreement or the ability of the Purchaser Group to consummate any of the Contemplated Transactions.
4.5    Available Financing.
(a)    The Purchaser has delivered to the Seller a true, correct and complete copy of the executed Debt Commitment Letter (including the executed Fee Letter) (with only certain fee amounts, pricing caps, “market flex” and other economic terms redacted (none of which terms adversely affect the conditionality, enforceability or availability of the Financing or reduces the aggregate principal amount thereof)). The Debt Commitment Letter and the commitments thereunder are in full force and effect on the date hereof, have not been amended or modified or withdrawn, waived or rescinded except as permitted hereby and, as of the date hereof, (i) there is no breach or default existing (or which with notice or lapse of time or otherwise may exist) thereunder and (ii) the Purchaser does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing or any other funds necessary for the satisfaction of each of the items described in the final sentence of this paragraph (a) will not be available to the Purchaser on the Initial Closing Date. The Purchaser has fully paid (or caused to be paid) any and all commitment fees or other fees in connection with the commitments under the Debt Commitment Letter that are due and payable on or prior to the date hereof, and as of the date hereof the Debt Commitment Letter constitutes a legal, valid and binding obligation of the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, in each case except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws affecting creditors’ rights generally. Upon the funding of the Financing in accordance with and subject to its terms and conditions, the aggregate proceeds of the Financing plus unrestricted available cash on hand of the Purchaser as of the Initial Closing Date are and will be sufficient to satisfy the obligation to pay (A) the Purchase Price, (B) all fees and expenses incurred by the Purchaser in connection with the Contemplated Transactions that are due and payable and required to be paid on the Initial Closing Date and (C) all other amounts required to be paid by the Purchaser Group on the Initial Closing Date to consummate the Initial Closing (including the transactions contemplated or required by the Debt Commitment Letter) (the sum of clauses (A), (B) and (C) above, the “Required Closing Amount”).
(b)    Except as otherwise specifically set forth in the Debt Commitment Letter, (i) there are no conditions precedent, “market flex” provisions or other contingencies to the obligations of the parties thereto to fund the Financing contemplated by the Debt Commitment Letter; (ii) there are no contingencies that would permit the parties thereto either to reduce the total amount of the Financing contemplated by the Debt Commitment Letter or to impose any additional conditions precedent or contingency to the availability of the Financing contemplated by the Debt Commitment Letter; and (iii) there are no side letters or other contracts or agreements that could impact the availability of the Financing or the commitment by the lenders under the Debt Commitment Letter to provide the Financing, or the conditions, the “certain funds” provisions, the “market flex” provisions or the termination provisions of the Debt Commitment Letter.
4.6    Solvency. The Purchaser is not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Purchaser or any of its subsidiaries. Assuming the satisfaction of the conditions set forth in Section 6.3 to the Purchaser’s obligation to consummate the Contemplated Transactions, the Purchaser and its subsidiaries (on a consolidated basis) will be Solvent on a pro forma basis after giving effect to the Contemplated Transactions, including the Financing and payment of all related fees and expenses. As used in this Section 4.6, the term “Solvent” means, with respect to any Person as of a particular date, that on such date, (a) the fair value of the assets (on a going concern basis) of such Person, on a consolidated basis, exceeds, on a consolidated basis, its debts and liabilities, subordinated, contingent or otherwise; (b) the present fair saleable value of the property (on a going concern basis) of such Person, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured in the ordinary course of business; (c) such Person, on a consolidated basis, is able to pay its debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured in the ordinary course of business; and (d) such Person, on a consolidated basis, is not engaged in, and is not about to engage in, business contemplated as of the date hereof for which it has unreasonably small capital.
4.7    Brokers’ Fees. No member of the Purchaser Group has any Liability to pay any fees or commissions to any broker, finder or agent with respect to the Contemplated Transactions except fees which will be borne entirely by the Purchaser.
4.8    Disclaimer of Reliance on Other Representations and Warranties. The Purchaser acknowledges and agrees that, except for the Seller Representations, neither the Seller nor any of its Subsidiaries, nor any of its Affiliates or Representatives, makes, or has made, any representation or warranty relating to itself or the Business or otherwise in connection with the Contemplated Transactions, and the Purchaser is not relying on any representation or warranty except for those expressly set forth in this Agreement. The Purchaser acknowledges that it has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of the Business and the Acquired Assets.
ARTICLE 5
PRE-CLOSING COVENANTS
5.1    Interim Operations.
(a)    From the date of this Agreement until the applicable Closing, except with the prior written consent of the Purchaser (which consent may not be unreasonably withheld, delayed or conditioned), as otherwise expressly required or contemplated by this Agreement or any other Transaction Agreement, as required by applicable Law or Order, or as set forth on Schedule 5.1(a), each of the Acquired Companies, the Seller and each other member of the Seller Group shall: (i) conduct the Business and use and/or hold for use the Acquired Assets only in the Ordinary Course and in material compliance with all applicable Laws and Orders; (ii) use Reasonable Efforts to (A) preserve intact the Business and the Acquired Assets, (B) maintain its rights and franchises with respect to the Business and the condition of the Acquired Assets (except for ordinary wear and tear), (C) maintain the Business’ goodwill and existing relationships with customers, suppliers and distributors and any other Persons with whom it has a significant business relationship and retain license, permits, authorizations, franchises and certifications (including the Applicable Governmental Authorizations), and (D) maintain its legal existence; and (iii) pay all accounts payable of the Business, collect all accounts receivable of the Business and make any capital expenditures only in the Ordinary Course.
(b)    Without limiting the generality of the foregoing, from the date of this Agreement until the applicable Closing, except with the prior written consent of the Purchaser (which consent may not be unreasonably withheld, delayed or conditioned), as otherwise required or contemplated by this Agreement or any other Transaction Agreement, as required by applicable Law or Order, or as set forth on Schedule 5.1(b), the Acquired Companies and, only as with respect to the Business, the Seller and the members of the Seller Group, shall not take any of the following actions:
(i)    alter the remuneration, benefits or terms of employment of any employee of the Business other than (A) as required by Law or Order, or (B) pursuant to any Seller Benefit Plan of the Seller or the Seller Group as in effect on the date hereof;
(ii)    other than with respect to individuals that have accepted or have been provided employment offers prior to the date hereof, hire or assign to any Acquired Company any Employees of the Business or engage any independent contractors with respect to the Business; provided that any such employees the Purchaser consents to the hiring by or assignment to an Acquired Company shall be deemed to be included on Schedule 10.8(a)(ii);
(iii)     with respect to the Acquired Companies, acquire (including by merger, consolidation or acquisition of stock or assets) any entity, business or material portion of the assets of any Person;
(iv)    with respect to the Acquired Companies, adopt a plan to, in whole or part, liquidate, dissolve, merge, consolidate or recapitalize the Acquired Companies;
(v)    other than as permitted pursuant to subsection (vi) below, sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of any Acquired Assets or any interest therein, except for: (A) sales of Inventory in the Ordinary Course or other immaterial sales or dispositions; or (B) products and services sold or assets otherwise disposed of in the Ordinary Course;
(vi)    license, transfer, assign, or subject to any Encumbrance any material Intellectual Property Asset other than Permitted Encumbrances, except for non-exclusive licenses to Intellectual Property granted in the Ordinary Course; or take any action that would reasonably be likely to result in the loss, lapse, abandonment, invalidity or unenforceability of any such material Intellectual Property;
(vii)    with respect to the Acquired Companies, incur any Indebtedness for borrowed money for which the Purchaser or the Acquired Companies would be responsible for repaying after the Initial Closing Date, or assume, guarantee or endorse such obligations of any other Person, or permit any of the Acquired Assets to become subject to any Encumbrance, other than Permitted Encumbrances;
(viii)    waive, release or assign any material rights or Claims of the Acquired Companies, or to the extent otherwise constituting, relating to or arising from the Acquired Assets or Assumed Liabilities;
(ix)    settle or compromise, or agree to the entry of any Order in respect of, any Claim or Legal Proceeding involving any of the Acquired Assets or Assumed Liabilities or the Acquired Companies other than settlements, compromises and Orders which are immaterial or which do not impose any material limitations on the conduct or operation of the Business or include any payment obligations that would be binding on a member of the Purchaser Group or the Acquired Companies following the applicable Closing;
(x)    make any new commitment for capital expenditures in excess of $500,000 or increase any previous commitment for capital expenditures by greater than $500,000;
(xi)    enter into any Contract (A) with respect to which an Acquired Company or the Business that has any Liability or obligation involving more than $50,000, contingent or otherwise, (B) which may place any material limitation on the method of conducting or scope of the Business, or (C) which would otherwise be considered a Material Contract, in each case other than customer or vendor Contracts entered into in the Ordinary Course;
(xii)    issue, sell, pledge, grant, transfer, encumber or otherwise dispose of any shares of capital stock or other equity securities of the Acquired Companies, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock or other equity securities of the Acquired Companies or any stock appreciation rights, restricted stock units, stock-based performance units, “phantom” stock awards or other rights that are linked to the value of the common stock or the value of the Acquired Companies or any part thereof;
(xiii)    reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of capital stock or securities convertible or exchangeable into or exercisable for any shares of capital stock of the Acquired Companies;
(xiv)    make any amendment to any of the Acquired Companies’ respective certificates of incorporation, operating agreements or any other organizational and governance documents;
(xv)    change its method of management or operations in any material respect;
(xvi)    modify (including any extension greater than two (2) years) or amend in any material respect, or cancel or terminate, any Material Contact, any other existing Contract material to an Acquired Company or the Business, or any Seller Benefit Plan;
(xvii)    make any material change in its accounting practices or procedures;
(xviii)    (A) file or make any change to any material Tax election relating solely to an Acquired Company on a stand-alone basis, change any annual Tax accounting period relating solely to an Acquired Company on a stand-alone basis, or adopt or change any method of Tax accounting relating solely to an Acquired

Company on a stand-alone basis (except, in each case, as required by applicable Law or to conform to changes in applicable accounting rules), (B) file or amend any income or other material Tax Return of an Acquired Company on a stand-alone basis in a manner inconsistent with prior practice, unless such Tax Return has been made available to the Purchaser for review within a reasonable period prior to the due date for filing and the Seller has considered in good faith any comments thereto provided promptly by the Purchaser after delivery of such Tax Return to the Purchaser, or (C) enter into any closing agreement, settle any Tax claim, audit or assessment or surrender any right to claim Tax refund, offset or other reduction in Tax liability, in each case only with respect to a Tax Return filed or to be filed by or on behalf of an Acquired Company on a stand-alone basis;
(xix)    modify in any material respect the websites or Business-related content therein, hosted at the internet domain names set forth on Schedule 3.8(b)(ii) of the Seller Disclosure Schedule (or transferred to an Acquired Company after the date hereof in accordance with Section 5.11(g)), other than in the Ordinary Course;
(xx)    change customer pricing or offer any rebates, discounts or promotions, other than in the Ordinary Course;
(xxi)    take any other action which would reasonably be expected to have a Material Adverse Effect; or
(xxii)    authorize, commit or agree to do any of the foregoing.
(c)    Notwithstanding anything to the contrary in Sections 5.1(a) and (b) above, prior to the Initial Closing, the Acquired Companies are permitted (i) to transfer, assign, discharge or otherwise settle all intercompany accounts with members of the Seller Group and their Affiliates, (ii) to distribute the net cash held by the Acquired Companies as a dividend, reduction of share capital or any other form of return of funds to their respective shareholders, (iii) to contribute cash or property to the share capital of an Acquired Company or in exchange for additional shares of stock of an Acquired Company, (iv) to incur intercompany debt in connection with the settlement of intercompany accounts, and (v) to otherwise engage in intercompany transactions involving the Acquired Companies and members of the Seller Group and their Affiliates to facilitate the matters contemplated by Section 5.3.
5.2    Access to Information. From the date of this Agreement until the Initial Closing, subject to the requirements and limitations of applicable Law (including Antitrust Laws) and Orders, the Seller will allow the Purchaser and its Representatives, and, subject to Section 5.8, its Financing Sources, at the Purchaser’s sole expense and in accordance with the procedures to be agreed upon by the parties, access through and under the supervision of an Authorized Seller Representative and upon reasonable notice and during normal working hours to (a) such materials and information about the Business as the Purchaser may reasonably request and (b) specified members of management of the Business as the parties may reasonably agree. Notwithstanding the foregoing, the Purchaser acknowledges and agrees that it will not, and will cause its Affiliates to not, contact or otherwise communicate with, either orally or in writing, any employee, officer, director, distributor, partner, customer or supplier of the Business (including, for such purpose, any employee of the Acquired Companies or the Seller Group who provides any service to the Business) without the prior written consent of the Seller, which consent (x) shall not be unreasonably withheld, conditioned or delayed, (y) may be provided by electronic mail confirmation by an Authorized Seller Representative and (z) shall not be required with respect to communications with any Seller Knowledge Party; provided, the Purchaser shall provide prior notice to the Seller. To the extent discussions with respect to the Contemplated Transactions with distributors, partners, customers or suppliers of the Business take place prior to the Initial Closing Date, the Seller shall be entitled to have a representative present in all such discussions. The Purchaser agrees that any investigation undertaken pursuant to the access granted under this Section 5.2 shall be conducted in such a manner as not to unreasonably interfere with the operation of the Business or the other businesses of the Seller and its Affiliates. Notwithstanding anything to the contrary in this Agreement, neither the Seller nor any of its Affiliates shall be required to provide access to or disclose information where such access or disclosure would jeopardize attorney-client privilege or contravene any applicable Laws or Orders, provided, however, that the Seller shall, and shall cause each of the Acquired Companies to, use Reasonable Efforts to negotiate in good faith agreements or arrangements that permit the provision of such information to the Purchaser and its Representatives without having any such effects.
5.3    Intercompany Arrangements. Except as provided for in Section 6.3(a)(vii), any intercompany contracts, arrangements, financing agreements, intercompany loans, transactions, accounts, commitments and claims between the Acquired Companies, on the one hand, and any member of the Seller Group or any of their respective Affiliates (other than an Acquired Company), on the other hand (the “Intercompany Agreements”), including those set forth on Schedule 3.10(a)(v) of the Seller Disclosure Schedule, shall be terminated (or deemed terminated without any further action on the part of any party thereto that is also a party to this Agreement) effective no later than as of the Initial Closing, other than Transaction Agreements or any other arrangement entered into pursuant hereto or in connection with the Contemplated Transactions, and the Acquired Companies shall have been released from any further obligations or Liabilities under the Intercompany Agreements and the provisions of Section 10.12 shall apply. Except as provided for under Section 10.12, all amounts due and payable to an Acquired Company from any member of the Seller Group or any of their respective Affiliates (other than an Acquired Company), and all amounts due and payable to any member of the Seller Group or any of their respective Affiliates (other than an Acquired Company) from an Acquired Company, shall in each case have been paid in full prior to the Initial Closing.
5.4    Resignations. On or prior to the applicable Closing Date, the Seller will deliver to the Purchaser the duly signed resignation letters, effective at the time of the applicable Closing, of all officers and directors of the Acquired Companies as requested by the Purchaser no later than three (3) Business Days prior to the Initial Closing Date.
5.5    Confidentiality.
(a)    Prior to the Initial Closing, each party agrees not to issue any press release or make any other public announcement relating to this Agreement or the other Transaction

Agreements without the prior written approval of the other party, except that each party reserves the right, without the other party’s prior consent, to make any public disclosure it believes in good faith is required by applicable securities Laws or securities listing standards, including the filing of this Agreement with the SEC (in which case the disclosing party agrees to use Reasonable Efforts to advise the other party prior to making such disclosure and to provide the other party an opportunity to review such disclosure prior to issuance, distribution or publication, provided that the disclosing party is under no obligation to incorporate any comments to such disclosure from the other party). The parties agree that (i) the initial press release to be issued with respect to the Contemplated Transactions, which shall be issued on the date hereof and (ii) the initial communication(s) to the employees and customers of the Business to be sent after the date hereof, in each case, shall be in a form mutually agreed to by the parties. Notwithstanding the foregoing, (x) to the extent the content of any press release or other public statement has been made in accordance with this Section 5.5, no separate approval shall be required in respect of such content to the extent replicated in whole or in part in any subsequent press release or other public statement, and (y) the parties may make public statements in response to questions by the press, analysts, investors or those attending industry conferences or financial analysts conference calls, so long as any such statements are consistent with the initial press release and other press releases and public statements made jointly by the parties or made by one party in accordance with this Section 5.5 and do not reveal any material nonpublic information regarding this Agreement, any other Transaction Agreements, or the Contemplated Transactions not contained in any approved and issued press release.
(b)    Each party agrees to continue to abide by that certain Non-Disclosure Agreement dated as of November 17, 2017 (the “NDA”), the terms of which are incorporated by reference in this Agreement and which terms will survive until the Initial Closing, at which time the NDA will terminate with respect to any Acquired Asset or Assumed Liability; provided, however, that if this Agreement is, for any reason, terminated prior to the Initial Closing, the NDA will continue in full force and effect. Except as contemplated by subsection (a) hereof, the existence of this Agreement and the other Transaction Agreements and the terms hereof and thereof (including the exhibits and schedules appended hereto and thereto) will be deemed “Proprietary Information” for purposes of the NDA.
5.6    Regulatory Filings; Consents.
(a)    Subject to the terms and conditions of this Agreement, the parties agree to use Reasonable Efforts to (i) make all necessary and appropriate filings with all applicable Governmental Entities and obtain required approvals and clearances with respect thereto, and (ii) obtain all material consents, waivers, approvals, authorizations and orders of any Person required in connection with the authorization, execution and delivery of this Agreement and the consummation of the Contemplated Transactions.
(b)    Without limiting the generality of Section 5.6(a), the Seller and the Purchaser agree to (i) as soon as practicable following the date of this Agreement, but in no event later than the tenth (10th) Business Day following the date of execution and delivery of this Agreement (except as otherwise agreed by the parties), file or cause to be filed, any notification and report forms and related material required to be filed with the United States Federal Trade Commission and the

Antitrust Division of the United States Department of Justice under the HSR Act in connection with the Contemplated Transactions, and (ii) make, or cause to be made, using Reasonable Efforts, any further filings or information submissions that may be requested, necessary, proper or advisable pursuant to the HSR Act in connection with the Contemplated Transactions, in each case, in a form reasonably acceptable to the Purchaser and Seller. In addition, each party agrees to file or cause to be filed with the applicable Governmental Entity, as soon as reasonably practicable following the date of this Agreement, any filings or similar information submissions required or advisable under any other applicable Laws, Orders, or administrative or judicial doctrines that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, significantly impeding effective competition, substantially lessening competition, or constituting anticompetitive conduct (collectively, together with the HSR Act, the “Antitrust Laws”) in connection with the Contemplated Transactions, in a form reasonably acceptable to the Purchaser and Seller. Each party will promptly notify the other party of any material communication it or any of its Affiliates receives from any Governmental Entity relating to the Contemplated Transactions, and will permit the other party to review in advance, if possible, any proposed material communication by such party to any Governmental Entity. Neither party will agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party and/or its outside counsel the opportunity to attend and participate at such meeting. The parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing. Each party will provide to counsel for the other party copies of all material correspondence or material communications between them or any of their Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the Contemplated Transactions; provided that any disclosure of information shall be done in a manner consistent with applicable Law, distribution of these materials may be limited to outside counsel only, upon reasonable request of the providing party, and no party shall be obligated to provide to the other party any portion of its filing under the HSR Act not customarily furnished to the other party in connection with the HSR Act. Notwithstanding any other provision of this Agreement, the Seller agrees that the Purchaser shall control and lead all communications and strategy relating to any dealings or interactions with, or any inquiry, investigation, proceeding or action by any Governmental Entity concerning the Contemplated Transactions, provided that the Purchaser shall cooperate and consult in good faith with the Seller.
(c)    Notwithstanding any other provision in this Section 5.6 or elsewhere in this Agreement, the Purchaser shall pay the first $45,000 of the aggregate amount of all filing fees under the HSR Act and any other Antitrust Laws of jurisdictions outside of the United States of America in connection with the filings described above, and shall share equally with the Seller the cost of any such fees in excess of such amount.
(d)    Subject to the provisions of this Section 5.6, each party will use its Reasonable Efforts to resolve such objections, if any, as maybe a asserted by any Governmental Entity or private plaintiff with respect to the Contemplated Transactions under the HSR Act and any other Antitrust Laws. In the event that the parties do not receive clearance of the Contemplated Transactions within thirty (30) days after the filing of the documents submitted pursuant to Section 5.6(b), the parties shall, for a period of at least ninety (90) days following the initial filing, continue to work collectively to resolve the objections, if any, as may be asserted by any Governmental Entity or private plaintiff with respect to the Contemplated Transactions under the HSR Act and any other Antitrust Laws. Notwithstanding any other provision of this Agreement, neither the Purchaser nor any of its Affiliates shall have any obligation to propose, consent to, undertake, or agree to any sale, divestiture, lease, license, transfer, disposition, encumbrance, restriction, impairment, limitation of freedom of operation or hold separate of any assets, licenses, properties, operations, rights, product lines, businesses, or interests of the Purchaser, its Affiliates, the Business, the Acquired Assets, or the Acquired Companies. From the date hereof until the date of the final Closing (the “Final Closing Date”), neither the Seller nor the Purchaser will enter into any agreement or commitment with, or propose any agreement or commitment to, any Governmental Entity with respect to matters arising under the HSR Act or other Antitrust Laws or otherwise relating to the Contemplated Transactions without the written consent of the other party.
5.7    Satisfaction of Conditions Precedent. Without limiting any other provision of this Agreement and subject to the provisions of Section 5.6, upon the terms and subject to the conditions set forth in this Agreement, the Purchaser and the Seller shall each use Reasonable Efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or Order or otherwise to consummate and make effective the Contemplated Transactions as soon as practicable after the date hereof; provided that nothing in this Section 5.7 shall require the Purchaser or the Seller to waive any of the conditions set forth in Article 6.
5.8    Financing.
(a)    (i) The Purchaser will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, consummate and obtain the financing on the terms and conditions described in the Debt Commitment Letter (as such terms and conditions may be modified or adjusted in accordance with the terms hereof and thereof and within the limits of any “market flex” provisions therein) (the “Financing”), and the Purchaser will not (1) take any actions that increase the likelihood of a failure of any condition precedent to the availability of the Financing set forth in the Debt Commitment Letter and (2) will not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letter if such amendment, modification or waiver would impose new or additional conditions, or otherwise amend, modify or expand any conditions, to the receipt of the Financing, in a manner that would reasonably be expected to (A) prevent, impede or delay the ability of the Purchaser to consummate the Initial Closing, (B) make any portion of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to be obtained or prevent, impede or delay in any respect the funding of the Financing or (C) adversely impact the ability of the Purchaser to enforce its rights against the other parties to the Debt Commitment Letter; provided that the Purchaser may, without the consent of the Seller, amend the Debt Commitment Letter (1) in accordance with any “market flex” provisions thereof and (2) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities (in each case, excluding any Affiliates of the Purchaser) who had not executed the Debt Commitment Letter as of the date of this Agreement. In the event of such amendment of the Debt Commitment Letter as permitted by the immediately preceding sentence, the financing under such amended Debt Commitment Letter will be deemed to be the “Financing” as such term is used in this Agreement.
(ii)    The Purchaser will use Reasonable Efforts to (A) maintain in effect the Debt Commitment Letter (including any definitive agreements entered into in connection therewith), (B) satisfy on a timely basis (or obtain the waiver of) all conditions in the Debt Commitment Letter applicable to, and within the control of, the Purchaser necessary to obtaining the Financing on the Initial Closing Date and comply with its obligations thereunder and (C) consummate the Financing on or prior to the Initial Closing Date. The Purchaser will keep the Seller reasonably informed on a current basis and of the status of the Purchaser’s efforts to arrange the Financing and to satisfy the conditions thereof and shall provide to the Seller, within two (2) Business Days of the occurrence thereof, copies of any amendments, modifications or supplements to the Debt Commitment Letter related to the availability of the Financing, the commitment by the lenders to provide the Financing, or the conditions, the “certain funds” provisions or the termination provisions of the Debt Commitment Letter. In the event that the Purchaser commences an enforcement action to enforce its rights under the Debt Commitment Letter or the definitive agreements entered into in connection therewith and/or to compel the Financing Sources under the Debt Commitment Letter to fund the Financing (any such action, a “Financing Action”), the Purchaser shall keep the Seller reasonably informed on a current basis and of the status of the Financing Action.
(iii)     If any portion of the Financing becomes reasonably likely to be unavailable or the Purchaser becomes aware of any event or circumstance that is reasonably likely to result in any portion of the Financing being unavailable (i) the Purchaser will promptly notify the Seller and (ii) the Purchaser will use Reasonable Efforts to arrange and obtain as promptly as practicable following the occurrence of such event alternative financing in an amount sufficient, when added to any portion of the Financing that is available and unrestricted available cash on hand of the Purchaser and other readily available liquidity of the Purchaser, to pay in cash the Required Closing Amount (“Alternative Financing”). The Purchaser shall provide a true, correct and complete copy of each alternative financing commitment letter or other related agreement (together with a copy of any related fee letter, which may be redacted as provided in Section 4.5 with respect to the Fee Letter) to the Seller as promptly as practicable but in any event within two (2) Business Days of the Purchaser’s entry into such commitment letter or agreement. In such event (1) the term “Financing” will be deemed to include any Alternative Financing, (2) the term “Debt Commitment Letter” will be deemed to include any commitment letters with respect to any such Alternative Financing and (3) the term “Fee Letter” will be deemed to include any fee letter with respect to any such Alternative Financing.
(iv)    Without limiting the generality of the foregoing, the Purchaser shall give the Seller notice as promptly as reasonably practicable and in any event within two (2) Business Days: (A) of any breach or default by any party to the Debt Commitment Letter or definitive document related to the Financing of which the Purchaser becomes aware; (B) of the receipt by the Purchaser of any written notice or other written communication from any Financing Source with respect to (1) any material breach, default, termination or repudiation by any party to the Debt Commitment Letter or any definitive document related to the Financing of any provisions of the Debt Commitment Letter or any definitive document related to the Financing or (2) any material dispute or disagreement between or among any parties to the Debt Commitment Letter or any definitive document that pertains to the availability of the Financing or the commitment by the lenders under the Debt Commitment Letter to provide the Financing, or the conditions, the “certain funds” provisions, or the termination provisions of the Debt Commitment Letter; and (C) if for any reason the Purchaser believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or the definitive documents related to the Financing. As soon as reasonably practicable, but in any event within two (2) Business Days of the date that the Seller delivers a written request to the Purchaser, the Purchaser shall provide any information reasonably requested by the Seller relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence.
(b)    Through the Initial Closing Date, the Seller will provide to the Purchaser, and will cause its Subsidiaries to provide, at the Purchaser’s cost and expense as provided in Section 5.8(e), in each case subject to Sections 5.5(b) and 5.8(f), (x) the financial information described in paragraph 3 of Exhibit B to the Debt Commitment Letter and (y) all cooperation reasonably requested by the Purchaser that is customary and reasonably necessary in connection with arranging, obtaining and syndicating the Financing and causing the conditions in the Debt Commitment Letter to be satisfied as such matters relate to the Acquired Companies and the Business (to the extent such matters require the Seller’s cooperation and are within their or any member of the Seller Group’s control), including using Reasonable Efforts in (i) assisting with the preparation of bank information memoranda and packages, lender presentations and rating agency materials, and providing reasonable and customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and containing customary information (all such documents and materials, collectively, the “Offering Documents”), (ii) furnishing to the Purchaser for its provision to the Financing Sources as promptly as reasonably practicable (A) all Required Information and (B) to the extent it is reasonably available to the Seller and not previously made otherwise available to the Purchaser, all pertinent information relating to the Acquired Companies and the Business (including their businesses and operations) as may be reasonably requested by the Purchaser, (iii) having the Seller designate members of senior management of the Business to participate in a reasonable number of presentations, meetings (including a reasonable number of customary meetings with the parties acting as lead arrangers or agents for, and prospective lenders of, the Financing), due diligence sessions, drafting sessions and sessions with ratings agencies in connection with the Financing, (iv) assisting in the preparation of definitive financing documents (including any schedules, annexes or exhibits thereto and any pro forma financial statements and financial projections, in each case, customarily required to be delivered thereunder), (v) subject to any contractual agreement in effect (and subject to Section 5.8(c)), assisting in the pledging of collateral for the Financing, including taking commercially reasonable actions necessary to permit the Financing Sources to evaluate the Acquired Companies’ and the Business’s real property and current assets, cash management and accounting systems, policies and procedures for the purpose of establishing collateral arrangements, in each case, to the extent customary and not unreasonably interfering with the business of the Seller, (vi) assisting in obtaining, to the extent applicable, from the Seller’s existing lenders such consents, approvals, authorizations and instruments which may be reasonably requested by the Purchaser in connection with the Financing and collateral arrangements, including customary payoff letters, lien releases, release of guaranties, and instruments of termination or discharge, (vii) providing the Purchaser with all documentation and other information required by regulatory authorities and as reasonably requested by the Purchaser on behalf of Financing Sources with respect to the Acquired Companies and the Business in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT, Title III of Pub. L. 107-56 (signed into law October 26, 2001) and (viii) preparing and delivering to the Purchaser any supplements to the above information as may be reasonably required pursuant to the Debt Commitment Letter. The Seller hereby consents to the use of the Business’s logos, trademarks and service marks in connection with the Financing in a form and manner mutually agreed with the Seller; provided, however, that such logos, trademarks and service marks are used in a customary manner and solely in a manner that is not intended, or reasonably likely, to harm or disparage the Seller or any of its Subsidiaries or the reputation or goodwill of the Seller or any of its Subsidiaries. The Seller will, upon reasonable request of the Purchaser, use Reasonable Efforts to periodically update any information (to the extent it is reasonably available) to be included in any Offering Documents to be used in connection with such Financing, so that the Purchaser may ensure that any such information does not contain any material inaccuracy.
(c)    Notwithstanding the requirements of Section 5.8(b), (i) the Purchaser shall be solely responsible for provision of any post-Initial Closing pro forma financial information, including cost savings, synergies, capitalization, ownership, purchase accounting adjustments or other pro forma adjustments (provided, that for the avoidance of doubt, the Seller shall provide the Purchaser with financial and other information relating to the Acquired Companies and the Business reasonably requested by the Purchaser to allow the Purchaser to prepare such pro forma financial information, including projections of the Business), (ii) no member of the Seller Group nor the Acquired Companies or any of their respective Affiliates or Representatives shall be required to authorize, approve, execute or enter into any certificate, document, agreement or instrument (including any credit agreement, note, guaranty, security or pledge agreement or other related agreement or document) in connection with the Financing, (iii) nothing herein shall require cooperation contemplated thereby to the extent it would interfere unreasonably or materially with the business or operations of the Seller or any of the Seller’s Subsidiaries or any of its Affiliates (it being agreed that contacting the customers, vendors or other business relationships of the Seller or any member of the Seller Group without the Seller’s consent shall constitute unreasonable interference), or to the extent that it would require any member of the Seller Group or any of their respective Subsidiaries or Affiliates to take any action that will conflict with or violate their respective organizational documents, contractual obligations or any Laws or require the Seller or any of its Affiliates to provide any financial statements not included in the Required Information, or provide any pro forma financial information (including of the types referenced in clause (i) above) or obtain an audit of any financial statements included in the Required Information, (iv) neither the Seller nor any of its Subsidiaries will be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing, (v) without limiting clause (ii) above, nothing herein shall require cooperation or assistance from a director, officer or employee of the Seller or any of its Affiliates to the extent such director, officer or employee is reasonably likely to incur any personal financial liability by providing such cooperation or assistance that will not be repaid, reimbursed or indemnified in full by the Purchaser and (vi) neither the Seller nor any of its Affiliates (excluding the Acquired Companies on the Initial Closing Date after giving effect to the Initial Closing) shall have any liability or obligation under any credit agreement or any related agreement or document or any other agreement or document related to the Financing (or any alternative financing that the Purchaser may raise in connection with the transactions contemplated by this Agreement) or be required to incur any other liability in connection therewith.
(d)    For the avoidance of doubt and notwithstanding anything to the contrary in this Section 5.8 but subject to the other limitations on remedies set forth in this Agreement, the Purchaser acknowledges that its obligation to consummate the transactions contemplated hereunder on the terms and subject to the conditions set forth herein are not conditioned upon the availability or the consummation of the Financing or any Alternative Financing or receipt of proceeds therefrom. The Purchaser hereby represents and covenants that, after giving effect to the receipt of the net proceeds contemplated by the Debt Commitment Letter plus unrestricted cash on hand, the Purchaser will have available on the Initial Closing Date cash in an aggregate amount sufficient to pay the Required Closing Amount.
(e)    The Purchaser will promptly, upon request by the Seller, reimburse the Seller for all documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) incurred by the Seller or any of its Subsidiaries in connection with the cooperation of the Seller and its Subsidiaries contemplated by Section 5.8(b). The Purchaser will indemnify and hold harmless the Seller, its Affiliates and its Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing (including any action taken in accordance with this Section 5.8) and any information used in connection therewith, except with respect to any intentional fraud or willful misconduct by any such Persons.
(f)    All information provided by the Seller or any of its Representatives pursuant to this Section 5.8 that consists of “Confidential Information” pursuant to the NDA shall be kept confidential in accordance with the NDA, except that the Purchaser shall be permitted to disclose such information to Financing Sources and other lenders or potential lenders in accordance with the terms of the Debt Commitment Letter, subject to customary confidentiality undertakings by the Financing Sources and other lenders and potential lenders similar to those in the NDA, and provided that such Financing Sources and other lenders or potential lenders shall be considered “Representatives” of the Purchaser pursuant to and in accordance with the terms of the NDA.
5.9    Bulk Transfer Laws. The Purchaser hereby waives compliance by the Acquired Companies or any member of the Seller Group with any applicable bulk sale or bulk transfer Laws of any jurisdiction in connection with the Contemplated Transactions.
5.10    Insurance. From and after the Initial Closing and, for the avoidance of doubt, except for insurance policies acquired directly by and in the name of the Acquired Companies or direct self-insurance programs of the Acquired Companies, the Acquired Assets, Assumed Liabilities and Acquired Companies shall cease to be insured by either the Seller or its Affiliates’ insurance policies or by any of their self-insured programs.
5.11    Certain Transaction Matters.
(a)    From the date of this Agreement until the Final Closing Date, the Purchaser and the Seller shall each promptly notify the other in writing of (a) any pending or, to the Knowledge of such party, threatened, Legal Proceeding (i) challenging or seeking damages in connection with the Contemplated Transactions or (ii) seeking to restrain or prohibit the consummation of the Contemplated Transactions, (b) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the Contemplated Transactions, and (c) any written notice or other written communication from any Governmental Entity in connection with the Contemplated Transactions. The parties shall reasonably cooperate with each other in defending against any such Legal Proceeding, including seeking to have vacated or reversed any stay or temporary restraining order entered in connection therewith by any court or other Governmental Entity.
(b)    From time to time prior to the Initial Closing Date, the Seller shall have the right (but not the obligation) to supplement or amend the Seller Disclosure Schedule with respect to any matter hereafter arising or of which it becomes aware after the date hereof (each a “Schedule Supplement”). Any disclosure in any such Schedule Supplement shall not be deemed to have cured any breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Section 6.3(a)(i) have been satisfied.
(c)    From the date of this Agreement to the Final Closing Date, the Seller will (and will cause each of its Affiliates to) consider in good faith any request by the Purchaser to include additional employees of the Seller Group and their respective Subsidiaries on Schedule 10.8(a). Upon the Seller’s consent to the addition of such individuals to Schedule 10.8(a), such additional employees will be deemed to be Employees of the Business for all purposes under this Agreement.
(d)    From the date of this Agreement to the Final Closing Date, the Seller will (and will cause each of its Affiliates to) grant to the Purchaser and its Representatives, at the Purchaser’s reasonable request, access to immigration filings with respect to the Employees of the Business as necessary for the Purchaser to make any required successor employer filings to preserve the employment authorization status of any such employee.
(e)    From the date of this Agreement to the Final Closing Date, none of Dell, the Seller, an Acquired Company nor any other member of the Seller Group will, directly or indirectly, (i) solicit any competing offers for the recapitalization or purchase of all or any substantial portion of the securities or assets (including by merger or in any other form of transaction) of the Acquired Companies or of any other Acquired Asset, (ii) negotiate or otherwise respond, other than to decline to enter into such negotiations, with respect to any unsolicited offer or indication of interest with respect to any such transaction or (iii) furnish confidential information to any Person in connection with any such transaction.
(f)
(i)    To the extent any assets are owned by a member of the Seller Group and used exclusively in the conduct of the Business, including any Contracts to the extent permissible pursuant to the terms thereof, the Seller shall cause such assets to be assigned to an Acquired Company prior to the Initial Closing; provided, however, that this Section 5.11(f)(i) shall not apply to (1) the

Excluded Assets, (2) the Separately Owned Acquired Assets, or (3) the assets set forth on Schedule 1.2(l).
(ii)    To the extent any assets are owned by a member of the Seller Group and used predominately in the conduct of the Business, including any Contracts, the Seller shall use its Reasonable Efforts to provide the Purchaser with the benefits of such assets provided, however, that this Section 5.11(f)(ii) shall not apply to (1) the Excluded Assets, (2) the Separately Owned Acquired Assets, (3) the Intellectual Property Assets, (4) any Software, other technology or Intellectual Property (including that of the Seller, Dell or any of their Affiliates, further including all Excluded Technology), including any licenses or other Contracts relating thereto, or (5) the assets set forth on Schedule 1.2(l).
(iii)    For clarity, this Section 5.11(f) shall not apply to any domain names, which shall be solely addressed by Section 5.11(g).
(g)    The Seller Group will, upon the Initial Closing, initiate the process with the applicable registrar(s) for the domain name listed in Schedule 5.11(g)(i) to be registered in the name of Mozy.  In the event the Purchaser or the Seller identifies any additional domain name registration that (i) is exclusively used in the conduct of Business, and (ii) does not include any Trademark of, or reference to, the Seller, Dell, or any of their Affiliates, or their respective businesses, products, or technology, and the Purchaser and the Seller agree that such domain should be registered in the name of Mozy, then the Seller Group will initiate the process with the applicable registrar for such domain name to be registered in the name of Mozy.
(h)    The Seller Group will, prior to the Initial Closing, reassign from the Acquired Companies to a member of the Seller Group any employee of an Acquired Company that was transferred by a member of the Seller Group to an Acquired Company after January 8, 2018 (the “Reassigned Employees”). The Seller acknowledges and agrees that, unless as the result of a modification to the list of Transferred Employees and Designated Employees pursuant to Section 10.8(b), (i) the Reassigned Employees shall not be considered, for any purpose, to be Employees of the Business, Transferred Employees or Designated Employees and (ii) the Purchaser shall have no Severance Liabilities or Termination Liabilities with respect to the Reassigned Employees.
5.12    Year End Financial Statements. Within forty-five (45) days after the end of the fiscal year ended February 3, 2018, the Seller shall deliver to the Purchaser the (a) consolidated unaudited balance sheet of the Business dated as of February 3, 2018, (b) the unaudited consolidated statements of income, for the fiscal year ended February 3, 2018 (collectively, the “Year End Financials”); provided, however, that no such deliveries shall be required if the Initial Closing shall have occurred on or prior to such date. No later than February 20, 2018, the Seller shall deliver to the Purchaser a preliminary draft of the Year End Financials. The financial statements contemplated by this Section 5.12 shall be prepared in accordance with the policies, principles, conventions, classifications, judgments, methodologies and procedures used in preparing the Financial Statements. Upon the delivery of the Year End Financials pursuant to this Section 5.12, the Year End Financials shall be included in the definition of Financial Statements for all purposes of this Agreement, including Section 3.5.
5.13    Additional Agreements.

(a)    Prior to the Initial Closing, Dell and the Purchaser or one of its Affiliates shall adopt a memorandum of understanding with respect to a strategic reseller and integration arrangement, substantially in the form as Exhibit H (the “Strategic Relationship Agreement”).
(b)    Prior to the Initial Closing, Dell shall, and shall cause the Seller and the other members of the Seller Group and the Acquired Companies, to use their respective Reasonable Efforts to have the Acquired Companies released as a party from the NC Agreement.
5.14    Code Completion. The parties will have completed the actions set forth on Schedule 5.14.
ARTICLE 6
CONDITIONS PRECEDENT TO THE CLOSING
6.1    Conditions to Each Party’s Obligations. The respective obligations of the parties to close the Contemplated Transactions are subject to the fulfillment or satisfaction on and as of the applicable Closing of each of the following conditions.
(a)    Conditions to the Initial Closing. The respective obligations of the parties to effect the Initial Closing are subject to the fulfillment or satisfaction on and as of the Initial Closing of each of the following conditions:
(i)    No Order or Restraint; Litigation. No Order or Law shall be in effect that in any case would prohibit, restrain or prevent the transactions to be consummated at the Initial Closing. No Legal Proceeding commenced by any Governmental Entity that seeks to prevent, restrain, prohibit or make illegal the transactions to be consummated at the Initial Closing shall be ongoing.
(ii)    Government Approvals. All filings with the Governmental Entities set forth on Schedule 6.1(a)(ii) shall have been made, and all consents and approvals of the Governmental Entities set forth on Schedule 6.1(a)(ii) shall have been obtained. In addition, the applicable waiting period (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated.
(iii)    Works Councils. All (A) filings and notifications required to be made, (B) information and consultation processes required to be completed, (C) meetings required to be convened, (D) advice, opinions and consents required to be obtained or adopted and (E) agreements required to be entered into, in each case in connection with the transactions to be consummated with respect to the United States (and, if applicable, with respect to any other jurisdiction to be included in the Initial Closing in accordance with subclause (b) of the definition thereof), to, with or from the Transferred Employees, works councils, labor unions, trade unions, employee representatives established by Law and other similar labor authority, organizations or employee representative bodies of the members of the Seller Group and the Purchaser Group, shall have been made, completed, convened, obtained, adopted and entered into, as applicable, in each case in accordance with applicable Law; provided, however, for the avoidance of doubt, that neither the satisfaction nor the failure of the condition set forth in this Section 6.1(a)(iii), with respect to any jurisdiction other than the United States shall have any effect on the respective obligations of the parties to effect the Initial Closing hereunder.
(b)    Conditions to the Additional Closings. The respective obligations of the parties to effect any Additional Closing are subject to the fulfillment or satisfaction on and as of such Additional Closing of each of the following conditions:
(i)    No Order or Restraint; Litigation. No Order or Law shall be in effect that in any case would prohibit, restrain or prevent the transactions to be consummated at such Additional Closing. No Legal Proceeding commenced by any Governmental Entity that seeks to prevent, restrain, prohibit or make illegal the transactions to be consummated at such Additional Closing shall be ongoing.
(ii)    Government Approvals. All filings with the Governmental Entities set forth on Schedule 6.1(a)(ii) required to consummate the transactions to be consummated at such Additional Closing shall have been made, and all consents and approvals of the Governmental Entities set forth on Schedule 6.1(a)(ii) required to consummate the transactions to be consummated at such Additional Closing shall have been obtained.
(iii)    Works Councils. All (A) filings and notifications required to be made, (B) information and consultation processes required to be completed, (C) meetings required to be convened, (D) advice, opinions and consents required to be obtained or adopted and (E) agreements required to be entered into, in each case in connection with the transactions to be consummated at such Additional Closing, to, with or from the Transferred Employees, works councils, labor unions, trade unions, employee representatives established by Law and other similar labor authority or organizations and employee representative bodies of the members of the Seller Group and the Purchaser Group, shall have been made, completed, convened, obtained, adopted and entered into, as applicable, in each case in accordance with applicable Law.
6.2    Conditions to the Obligations of the Seller. The obligations of the Seller to close the Contemplated Transactions are subject to the fulfillment or satisfaction on and as of the applicable Closing of each of the following conditions (any one or more of which may be waived by the Seller, but only in writing signed by the Seller).
(a)    Conditions to the Initial Closing. The obligations of the Seller to effect the Initial Closing are subject to the fulfillment or satisfaction on and as of the Initial Closing of each of the following conditions, any one or more of which may be waived by the Seller, but only in a writing signed by the Seller:
(i)    Accuracy of Representations and Warranties. The Purchaser Fundamental Representations shall be true and correct in all respects as of the date of this Agreement and as of the Initial Closing Date (except to the extent any specific Purchaser Fundamental Representation speaks as of an earlier date, in which case such Purchaser Fundamental Representation shall have been true and correct in all respects as of such date), and the Purchaser Representations (other than the Purchaser Fundamental Representations) (disregarding, for purposes of this Section 6.2(a)(i)(B), any exception or qualification of such representations and warranties relating to materiality or Purchaser Material Adverse Effect) shall be true and correct in all respects as of the date of this Agreement and as of the Initial Closing Date (except to the extent any specific Purchaser Representation speaks as of an earlier date, in which case such Purchaser Representation shall have been true and correct in all respects as of such date), except that any inaccuracies in such Purchaser Representations will be disregarded for purposes of this Section 6.2(a)(i)(B) if such inaccuracies, considered collectively, shall not have had and shall not, as of the Initial Closing Date, reasonably be expected to have a Purchaser Material Adverse Effect.
(ii)    Covenants. The Purchaser and the other members of the Purchaser Group shall have performed or complied in all material respects with their respective agreements and covenants required to be performed or complied with under the Transaction Agreements as of or prior to the Initial Closing Date.
(iii)    Other Transaction Agreements and Related Instruments. The Purchaser and/or the other applicable members of the Purchaser Group shall have executed and delivered to the Seller (or caused to have been delivered, as applicable) each item described in Section 2.4(b) (other than the Transition Services Agreement) in the forms attached as Exhibits hereto or, if not attached as an Exhibit, then in forms reasonably satisfactory to such parties.
(iv)    Officer’s Certificate. The Purchaser shall have delivered to the Seller a certificate signed by a senior executive officer of the Purchaser to the effect that the conditions specified in Sections 6.2(a)(i) and (ii) are satisfied in all respects.
(v)    Purchase Price Payment. The Purchase Price shall have been received by the Seller in accordance with Section 2.4(b)(i).
(b)    Conditions to Additional Closings. The obligations of the Seller to effect any Additional Closing are subject to the fulfillment or satisfaction on and as of such Additional Closing of each of the following conditions, any one or more of which may be waived by the Seller, but only in a writing signed by the Seller:
(i)    Other Transaction Agreements and Related Instruments. The Purchaser and/or the other applicable members of the Purchaser Group shall have executed and delivered to the Seller (or caused to have been delivered, as applicable) each item described in Section 2.4(b) necessary to consummate the transactions under each such Additional Closing (other than the Transition Services Agreement).
6.3    Conditions to the Obligations of the Purchaser. The obligations of the Purchaser to close the Contemplated Transactions are subject to the fulfillment or satisfaction on and as of the applicable Closing of each of the following conditions (any one or more of which may be waived by the Purchaser, but only in writing signed by the Purchaser):
(a)    Conditions to the Initial Closing. The obligations of the Purchaser to effect the Initial Closing are subject to the fulfillment or satisfaction on and as of the Initial Closing of each of the following conditions, any one or more of which may be waived by the Purchaser but only in a writing signed by the Purchaser:
(i)    Accuracy of Representations and Warranties. The Seller Fundamental Representations shall be true and correct in all respects as of the date of this Agreement and as of the Initial Closing Date (except to the extent any specific Seller Fundamental Representation speaks as of an earlier date, in which case such Seller Fundamental Representation shall have been true and correct in all respects as of such date), and the Seller Representations (other than the Seller Fundamental Representations) (disregarding, for purposes of this Section 6.3(a)(i)(B), any exception or qualification of such representations and warranties relating to materiality or Material Adverse Effect) shall be true and correct in all material respects as of the date of this Agreement and as of the Initial Closing Date (except to the extent any specific Seller Representation speaks as of an earlier date, in which case such Seller Representation shall have been true and correct in all respects as of such date).
(ii)    Covenants. The Seller and the other members of the Seller Group shall have performed or complied in all material respects with their respective agreements and covenants required to be performed or complied with under the Transaction Agreements as of or prior to the Initial Closing Date.
(iii)    No Material Adverse Effect. There shall not have been a Material Adverse Effect with respect to the Seller or the Business since December 4, 2017 that is continuing as of the Initial Closing.
(iv)    Other Transaction Agreements and Related Instruments. The Seller and/or the other applicable members of the Seller Group shall have executed and delivered to the Purchaser (or caused to have been delivered, as applicable) each item described in Section 2.4(a) (other than the Transition Services Agreement).
(v)    Officer’s Certificate. The Seller shall have delivered to the Purchaser a certificate signed by a senior executive officer of the Seller to the effect that the conditions specified in Sections 6.3(a)(i), (ii) and (iii) are satisfied in all respects.
(vi)    Code Completion. The action described on Schedule 5.14 clauses (i) and (ii) shall have been completed.
(vii)    Intercompany Agreements. Except as set forth on Schedule 6.3(a)(vii), all Intercompany Agreements shall have been terminated.

(b)    Conditions to Additional Closings. The obligations of the Purchaser to effect any Additional Closing are subject to the fulfillment or satisfaction on and as of such Additional Closing of each of the following conditions, any one or more of which may be waived by the Purchaser, but only in a writing signed by the Purchaser:
(i)    Accuracy of Representations and Warranties. The Seller Fundamental Representations, to the extent relating to the assets to be acquired or the Liabilities to be assumed at such Additional Closing, shall be true and correct in all respects as of the date of such Additional Closing (except to the extent any specific Seller Fundamental Representation speaks as of an earlier date, in which case such Seller Fundamental Representation shall have been true and correct in all respects as of such date), and the Seller Representations (other than the Seller Fundamental Representations) (disregarding, for purposes of this Section 6.3(b)(i)(B), any exception or qualification of such representations and warranties relating to materiality or Material Adverse Effect), to the extent relating to the assets to be acquired or the Liabilities to be assumed at such Additional Closing, shall be true and correct in all material respects as of the date of this Agreement and as of the date of such Additional Closing (except to the extent any specific Seller Representation speaks as of an earlier date, in which case such Seller Representation shall have been true and correct in all respects as of such date).
(ii)    Covenants. The Seller and the other members of the Seller Group shall have performed or complied in all material respects with their respective agreements and covenants, to the extent relating to the assets to be acquired or the Liabilities to be assumed at such Additional Closing, required to be performed or complied with under the Transaction Agreements as of or prior to the date of such Additional Closing.
(iii)    No Material Adverse Effect. There shall not have been a Material Adverse Effect with respect to the assets to be acquired at such Additional Closing that is continuing as of such Additional Closing.
(iv)    Other Transaction Agreements and Related Instruments. The Seller and/or the other applicable members of the Seller Group shall have executed and delivered to the Purchaser (or caused to have been delivered, as applicable) each item described in Section 2.4(a) and necessary to consummate the transactions under each such Additional Closing (other than the Transition Services Agreement).
(v)    Officer’s Certificate. The Seller shall have delivered to the Purchaser a certificate signed by a senior executive officer of the Seller to the effect that the conditions specified in Sections 6.3(b)(i), (ii) and (iii) are satisfied in all respects.
6.4    Frustration of Closing Conditions. Neither the Purchaser nor the Seller may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was caused by such party’s failure to use the efforts required by this Agreement to cause the applicable Closing to occur.

ARTICLE 7
TERMINATION OF AGREEMENT
7.1    Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Contemplated Transactions abandoned at any time prior to the Initial Closing:
(a)    By mutual written consent of the Purchaser and the Seller;
(b)    By either the Purchaser or the Seller for any reason if the Initial Closing has not occurred by July 1, 2018 (the “Termination Date”), unless otherwise mutually agreed in writing by the parties; provided, however, (i) that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party whose breach of this Agreement or any other Transaction Agreement has caused or resulted in the Initial Closing not having occurred by such date and (ii) the Termination Date shall be extended by sixty (60) days if the parties do not receive the approvals or clearances contemplated by Section 5.6(a) within thirty (30) days after the date of the filings submitted pursuant to Section 5.6(b);
(c)    By the Seller, if there has been a breach of any representation or warranty set forth in Article 4, or a breach or failure to perform any covenant or agreement on the part of the Purchaser set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 6.2(a)(i) or Section 6.2(a)(ii) not to be satisfied, and (ii) shall not have been cured within twenty (20) Business Days (or by the Termination Date, if earlier) following receipt by the Purchaser of written notice of such breach or failure to perform from the Seller; provided, that the right to terminate this Agreement pursuant to this Section 7.1(c) will not be available to the Seller if the Seller is then in breach of any representations, warranties, covenants or agreements contained in this Agreement such that any condition set forth in Section 6.3(a)(i) or Section 6.3(a)(ii) is incapable of being satisfied;
(d)    By the Purchaser, if there has been a breach of or failure to perform any representation or warranty set forth in Article 3, or a breach or failure to perform any covenant or agreement on the part of the Seller set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 6.3(a)(i) or Section 6.3(a)(ii) not to be satisfied, and (ii) shall not have been cured within twenty (20) Business Days (or by the Termination Date, if earlier) following receipt by the Seller of written notice of such breach or failure to perform from the Purchaser; provided, that the right to terminate this Agreement pursuant to this Section 7.1(d) will not be available to the Purchaser if the Purchaser is then in breach of any representations, warranties, covenants or agreements contained in this Agreement such that any condition set forth in Section 6.3(a)(i) or Section 6.3(a)(ii) is incapable of being satisfied;
(e)    By the Seller, if (i) the Purchaser shall have failed to consummate the Initial Closing within five (5) Business Days after the date on which the Initial Closing should have occurred pursuant to Section 2.2, (ii) all the conditions set forth in Section 6.1(a) and Section 6.3(a) would have been satisfied if the Initial Closing were to have occurred at such time (other than those conditions that by their terms are to be satisfied by actions taken at the Initial Closing provided such conditions would have been satisfied as of such date) and (iii) the Seller shall have given written notice to the Purchaser at least two (2) Business Days prior to the termination of this Agreement pursuant to this Section 7.1(e) (which notice may be given on the date the Closing should have occurred) that the Seller stand ready, willing and able to consummate the Initial Closing (subject to the satisfaction or waiver of all of the conditions set forth in Section 6.2(a)); or
(f)    By either the Purchaser or the Seller if any Governmental Entity has issued a final, non-appealable Order or taken any other action permanently enjoining, restraining or otherwise prohibiting a material portion of the Contemplated Transactions.
Any valid termination of this Agreement in accordance with this Section 7.1 shall become effective by the delivery of written notice by the terminating party to the other party or parties. Each of the other Transaction Agreements will automatically terminate upon the termination of this Agreement in accordance with this Section 7.1 without any further action by any party.
7.2    Effect of Termination. Upon valid termination of this Agreement in accordance with this Article 7, this Agreement shall become null and void and of no further force or effect and the rights and obligations of the parties under this Agreement shall automatically end without any Liability against any party or its Affiliates, except that nothing in this Section 7.2 relieves any party from Liability for any breach of any covenants set forth in this Agreement prior to termination, and the provisions of Section 5.5 (Confidentiality), Sections 5.8(e) and (f) (Financing), this Section 7.2 (Effect of Termination) and Article 11 (Miscellaneous) will remain in force and survive any termination of this Agreement. If the Purchaser or the Seller terminates this Agreement pursuant to this Article 7, the Purchaser will comply with the NDA regarding the return and/or destruction of any documents furnished to the Purchaser in connection with this Agreement.
ARTICLE 8
INDEMNIFICATION
8.1    Indemnification by Seller. Following the Initial Closing, and subject to the limitations expressly set forth in Section 8.5, the Seller will indemnify, defend and hold harmless the Purchaser and its Affiliates and their respective directors, officers, employees and agents (collectively, the “Purchaser Indemnitees”) from and against any and all Damages incurred by the Purchaser Indemnitees arising out of or resulting from the following:
(a)    any inaccuracy or breach of any Seller Representation;
(b)    any breach of any covenant or agreement of the Seller set forth in this Agreement, the Transition Services Agreement, the Intellectual Property Agreement, the Trademark License Agreement or in any certificate required to be delivered pursuant to this Agreement;
(c)    any Excluded Liability (whether arising prior to or after the Initial Closing Date);
(d)    the matters set forth on Schedule 8.1(d) (each, a “Special Indemnity Matter”);
(e)    the matters set forth on Schedule 8.1(e) (a “Special IP Matter”); and

(f)    any Tax Liabilities incurred by the Purchaser, the Purchaser Group or any Affiliate thereof in connection with the  Intercompany Settlement.
8.2    Indemnification by the Purchaser. Following the Initial Closing, and subject to the limitations expressly set forth in Section 8.5, the Purchaser will indemnify, defend and hold harmless the Seller and its Affiliates and their respective directors, officers, employees, and agents (collectively, the “Seller Indemnitees”) from and against any and all Damages incurred by the Seller Indemnitees arising out of or resulting from the following:
(a)    any inaccuracy or breach of any Purchaser Representation;
(b)    any breach of any covenant or agreement of the Purchaser set forth in this Agreement, the Transition Services Agreement, the Intellectual Property Agreement, the Trademark License Agreement or in any certificate required to be delivered pursuant to this Agreement;
(c)    any Assumed Liability (whether arising prior to or after the applicable Closing); and
(d)    any Termination Liabilities.
8.3    Claim Procedure.
(a)    Claim Notice. A party which seeks indemnity under this Article 8 (an “Indemnified Party”) will give prompt written notice (a “Claim Notice”) to the party from whom indemnification is sought (an “Indemnifying Party”). The Claim Notice shall contain (i) a description and, if known, estimated amount (the “Claimed Amount”) of any Damages incurred or reasonably expected to be incurred by the Indemnified Party, (ii) a reasonable explanation of the basis for the Claim Notice to the extent of facts then known by the Indemnified Party (including any supporting documents required by Section 8.3(d)), and (iii) a demand for payment of those Damages; provided that the failure to give such Claim Notice shall not affect the rights of the Indemnified Party hereunder except to the extent that the Indemnifying Party shall have been materially prejudiced by reason of such failure; and provided, further, that any such Claim Notice shall not limit or prejudice any of the rights or remedies of any Indemnified Party on the basis of any limitations on the information included in such Claim Notice, including any such limitations made in good faith to preserve the attorney-client privilege, work product doctrine or any other privilege, unless such limitations materially and adversely prejudice the Indemnifying Party.
(b)    Response to Notice of Claim. Within thirty (30) days after delivery of a Claim Notice, the Indemnifying Party will deliver to the Indemnified Party a written response (the “Response”) in which the Indemnifying Party will:
(i)    agree that the Indemnified Party is entitled to receive all of the Claimed Amount, and, within five (5) Business Days of the Indemnified Party’s receipt of the Response, the Indemnifying Party will pay the Claimed Amount to the

Indemnified Party in accordance with a payment and distribution method reasonably acceptable to the Indemnified Party;
(ii)    agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (such portion, the “Agreed Portion”), and, within five (5) Business Days of the Indemnified Party’s receipt of the Response, the Indemnifying Party will pay the Agreed Portion to the Indemnified Party in accordance with a payment and distribution method reasonably acceptable to the Indemnified Party; or
(iii)    dispute that the Indemnified Party is entitled to receive any of the Claimed Amount.
If no Response is delivered by the Indemnifying Party to the Indemnified Party within such thirty (30)-day period, then the Indemnifying Party shall be deemed to have agreed that the Indemnified Party is entitled to receive the Claimed Amount.
(c)    Contested Claims. In the event that the Indemnifying Party disputes the Claimed Amount (or the portion of the Claimed Amount not comprising the Agreed Portion), such dispute will be governed by, and subject to the terms of, Section 11.1, except with respect to disputes relating to Taxes, which are governed by Section 9.7.
(d)    Third Party Claims.
(i)    Except with respect to claims relating to Taxes, which are governed by Sections 9.6 and 9.7, in the event that the Indemnified Party receives notice or otherwise learns of the assertion by a Person other than a Purchaser Indemnitee or Seller Indemnitee of any claim, suit, audit or other proceeding with respect to which the Indemnifying Party may be obligated to provide indemnification under this Article 8 (a “Third Party Claim”), the Indemnified Party will provide a Claim Notice to the Indemnifying Party as soon as practicable but in no event later than thirty (30) days thereafter; provided, however, that in the case of a Third Party Claim related to a Special IP Matter, the Indemnified Party must provide a Claim Notice to the Indemnifying Party within ten (10) days of the Indemnified Party’s receipt of the summons, complaint or other pleading which shall have been served on such party. Such Claim Notice will be accompanied by reasonable supporting documentation submitted by such Third Party (to the extent then in the possession of the Indemnified Party) and will describe in reasonable detail the facts constituting the basis for such claim, suit, audit or proceeding and the amount of the claimed damages (in each case to the extent known or reasonably ascertainable by the Indemnified Party); provided, however, that no delay or deficiency on the part of the Indemnified Party in so notifying the Indemnifying Party will relieve the Indemnifying Party of any Liability hereunder except (i) to the extent the Indemnifying Party’s ability to remedy, contest, defend or settle with respect to such Third Party Claim is materially prejudiced thereby, or (ii) with respect to any Third Party Claim related to a Special IP Matter

(it being understood that any delay whatsoever shall relieve the Indemnifying Party of all Liability with respect to such Third Party Claim).
(ii)    Within thirty (30) days after receipt of such notification pursuant to Section 8.3(d)(i) (or such lesser number of days set forth in such notification as may be required by any court or arbitral proceeding), the Indemnifying Party shall have the right to undertake, by counsel or other Representatives of its own choosing (provided such counsel or other Representative is reasonably satisfactory to the Indemnified Party, and provided further Foley Hoag and Foley & Lardner LLP shall be hereby deemed satisfactory counsel for such purposes), the defense of such Third Party Claim at the Indemnifying Party’s sole expense. In the event that (A) the Indemnifying Party shall elect not to undertake such defense, (B) the Indemnifying Party shall fail to undertake to defend such Third Party Claim within thirty (30) days after delivery of the Claim Notice by the Indemnified Party of such Third Party Claim (or such lesser number of days set forth in such notification as may be required by any court or arbitral proceeding) or thereafter fail to diligently pursue or maintain such defense, (C) the Third Party Claim relates to or arises in connection with any criminal matter, (D) the Purchaser as the Indemnified Party believes in good faith that any Third Party Claim (1) involves a claim for which injunctive relief is a predominant part of such claim and would reasonably be expected to result in the grant of injunctive relief or (2) arises out of or relates to any Special Indemnity Matter, (E) a material conflict of interest exists between the Indemnifying Party and the Indemnified Party that precludes effective joint representation, (F) the amount of any Third Party Claim exceeds or reasonably could exceed the limits of indemnification acknowledged by the Indemnifying Party or (G) any Third party Claim for Termination Liabilities in excess of $200,000, then the Indemnified Party (upon further notice to the Indemnifying Party) shall have the right to undertake the defense, compromise and/or settlement of such Third Party Claim, by counsel or other Representatives of its own choosing, on behalf of and without limiting the indemnification obligations of the Indemnifying Party under this Agreement; provided, however, that under no circumstances shall the Indemnified Party have the right to undertake the defense, compromise and/or settlement of a Third Party Claim with respect to the Special IP Matter unless (y) the Indemnifying Party shall elect not to undertake such defense, or (z) the Indemnifying Party shall fail to undertake to defend such Third Party Claim within thirty (30) days after delivery of the Claim Notice by the Indemnified Party of such Third Party Claim (or such lesser number of days set forth in such notification as may be required by any court or arbitral proceeding) or thereafter fail to diligently pursue or maintain such defense.
(iii)    The party not controlling such defense of a Third Party Claim (the “Non-Controlling Party”) may participate therein at its own expense, subject to any limitations that are reasonably required to preserve any applicable privilege or third party confidentiality. The party controlling such defense (the “Controlling Party”) will keep the Non-Controlling Party reasonably advised of the status of such claim, suit, audit or proceeding and the defense thereof (subject to any limitations that are reasonably required to preserve any applicable privilege or Third Party confidentiality), and will consider in good faith recommendations made by the Non-Controlling Party with respect thereto. The Non-Controlling Party will, subject to any limitations that are reasonably required to preserve any applicable privilege or Third Party confidentiality, furnish the Controlling Party with such information as it may have with respect to such claim, suit, audit or proceeding (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and will otherwise reasonably cooperate with and assist the Controlling Party in the defense of such claim, suit, audit or proceeding.
(iv)    The Indemnifying Party will not agree (or allow any Affiliate to agree) to any settlement or compromise of or consent to the entry of any Order arising from, any such claim, suit, audit or proceeding without the prior written consent of the Indemnified Party, which will not be unreasonably withheld, delayed or conditioned; provided, however, that the consent of the Indemnified Party will not be required if (A) the Indemnifying Party agrees in writing to pay any amounts payable pursuant to such settlement, compromise or Order, (B) such settlement, compromise or Order includes a full, complete and unconditional release of the Indemnified Party from further Liability with respect to such claim, suit, audit or proceeding, and (C) such settlement, compromise or Order does not impose any injunctive relief or operational restrictions on the Indemnified Party or admit to any wrongdoing by or on behalf of the Indemnified Party.
(v)    The Indemnified Party will not agree (or allow any Affiliate to agree) to any settlement or compromise of, or consent to the entry of any Order arising from, any such claim, suit, audit or proceeding without the prior written consent of the Indemnifying Party, which will not be unreasonably withheld, delayed or conditioned; provided, however, if the Indemnifying Party does not provide such consent, and the ultimate resolution either by settlement to which the Indemnifying Party has consented or by an adjudicated decision, is greater than the amount the Indemnified Party is otherwise entitled to recover with respect to such claim from the Indemnifying Party pursuant to this Article 8 (the “Excess Amount”), then the Indemnifying Party shall be responsible for the entire amount arising pursuant to such claim, including, for the avoidance of doubt, the Excess Amount.

8.4    Survival of Representations, Warranties and Covenants. All Seller Representations and Purchaser Representations shall survive the Initial Closing, and continue in full force and effect: (a) in the case of a Seller Fundamental Representation or a Purchaser Fundamental Representation, until 30 days following the expiration of the applicable statute of limitations (including any extensions or waivers thereof), and (b) in the case of any other Seller Representation or Purchaser Representation, for a period of thirteen (13) months after: (i) the Initial Closing Date with respect to the Seller Representations applying to Mozy and the Acquired Companies and Acquired Assets

acquired on the Initial Closing Date and (ii) any Additional Closing with respect to any Assets acquired on such date. The Special Indemnity Matter shall survive the Initial Closing, and continue in full force and effect for a period of twelve (12) months after the Initial Closing Date. The Special IP Matter shall survive the Initial Closing, and continue in full force and effect, for a period of eighteen (18) months after the Initial Closing Date. Except as otherwise noted elsewhere within this Agreement, each of the agreements and covenants of the parties to this Agreement that are intended to survive the Initial Closing, shall survive the Initial Closing and continue in full force and effect until fully performed. Notwithstanding the foregoing, any claims asserted with reasonable specificity and in writing by notice from the Indemnified Party to the Indemnifying Party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.
8.5    Limitations.
(a)    Liability of the Seller. The Purchaser Indemnitees shall not be entitled to indemnification under Section 8.1(a) (except with respect to any failure of any Seller Fundamental Representation to be true and correct) and Section 8.1(d) until the Purchaser Indemnitees shall have incurred (i) with respect to any particular claim (taken together with other claims arising out of the same or related circumstances or set of facts (“Related Claims”)), Damages in excess of $50,000 (such amount, the “Minimum Per Claim Amount”), and (ii) as to all such claims, Damages in excess of an amount equal to one percent (1.0%) of the Baseline Purchase Price (the “Basket”), at which time Purchaser Indemnitees shall be entitled to recover Damages for all claims, including the Basket amount; provided that neither the Minimum Per Claim Amount nor the Basket shall apply to claims for breach of any Seller Fundamental Representation. Damages related to Related Claims asserted by the Purchaser Indemnitees that do not meet the Minimum Per Claim Amount shall not count toward the Basket. The Seller’s aggregate Liability for Damages arising under (w) Section 8.1(a) (except with respect to any failure of any Seller Fundamental Representation to be true and correct) will not exceed nine percent (9.0%) of the Baseline Purchase Price (the “Representations and Warranties Cap”), (x) Section 8.1(b) with respect to the Transition Services Agreement will not exceed an aggregate amount equal to the Representations and Warranties Cap,(y) Section 8.1(d) will not exceed fifty percent (50%) of the Baseline Purchase Price and (z) Section 8.1(e) will not exceed $5,000,000; provided that claims for breach of any Seller Fundamental Representation shall not be included in the determination of whether the Representations and Warranties Cap has been reached. Notwithstanding anything to the contrary contained herein, the aggregate amount of all Damages for which the Seller shall be liable hereunder (other than for Claims based upon the Seller’s Fraud, Section 8.1(f), or with respect to Excluded Liabilities, which in each case shall be uncapped) shall not exceed the Purchase Price. For all purposes of this Article 8, when determining whether a Seller Representation has been breached or is inaccurate, and the amount of the Damages, any Material Adverse Effect or other materiality qualifier contained in any such representation or warranty will be disregarded (it being understood that the word “Material” in the defined term “Material Contract(s)” and the qualification as to “Material Adverse Effect” contained in Sections 3.10(a)(vi) and 3.18 shall in each case not be disregarded for any of such purposes).
(b)    Liability of the Purchaser. The Seller Indemnitees shall not be entitled to indemnification under Section 8.2(a) (except with respect to any failure of any Purchaser

Fundamental Representation to be true and correct) until the Seller Indemnitees shall have incurred (i) with respect to any Related Claims, Damages in excess of the Minimum Per Claim Amount, and (ii) as to all such claims, Damages in excess of the Basket, at which time the Seller Indemnitees shall be entitled to recover Damages for all claims, including the Basket amount; provided that neither the Minimum Per Claim Amount nor the Basket shall apply to claims for breach of any Purchaser Fundamental Representation or to claims for indemnification with respect to any matter pursuant to Section 8.2(b)-(d). Damages related to Related Claims asserted by the Seller Indemnitees that do not meet the Minimum Per Claim Amount shall not count toward the Basket. The Purchaser’s aggregate Liability for Damages arising under Section 8.2(a) (except with respect to any failure of any Purchaser Fundamental Representation to be true and correct) will not exceed the Representations and Warranties Cap; provided that claims for breach of any Purchaser Fundamental Representation and claims for indemnification with respect to any matter pursuant to Section 8.2(b)-(d) shall not be included in the determination of whether the Representations and Warranties Cap has been reached. Notwithstanding anything to the contrary contained herein, the aggregate amount of all Damages for which the Purchaser shall be liable hereunder (other than for Claims based upon the Purchaser’s Fraud or with respect to Assumed Liabilities, which shall be uncapped) shall not exceed the Purchase Price.
(c)    Tax Benefit. The amount of any and all Damages sustained by or with respect to an Acquired Company for which indemnification is provided pursuant to this Article 8 will be net of any Tax benefit realized by an Indemnified Party with respect to such Damages or any of the circumstances giving rise thereto in the taxable year such Damage is incurred or in the next succeeding taxable year. In connection therewith, if, at any time following payment in full by the Indemnifying Party of any amounts of Damages due hereunder, the Indemnified Party actually realizes any Tax benefit in the taxable year such Damage is incurred or in the next succeeding taxable year, relating to the circumstances giving rise to such Damages, the Indemnified Party will promptly remit to the Indemnifying Party such Tax benefit in an amount not to exceed the amount of the corresponding indemnification payment made by the Indemnifying Party. For this purpose, the Indemnified Party shall be deemed to realize a Tax benefit with respect to a taxable year if, and to the extent that, the Indemnified Party’s cumulative liability for Taxes in the taxable year in which the Damage is incurred and in the next succeeding taxable year, calculated by excluding any Tax items attributable to the Damages from income in each such taxable year, exceeds the Indemnified Party’s actual cumulative liability for Taxes in such taxable years, calculated by taking into account any Tax items attributable to the Damages for such taxable years (to the extent permitted by relevant Tax Law and treating such Tax items as the last items claimed for any taxable year) and taking into account, for all purposes, any increase in Tax refunds and related interest paid by a Taxing Authority with respect thereto. If and to the extent that (i) the amount of a Tax benefit has been taken into account in computing the amount of any Damage under this Section 8.5(c) or paid to an Indemnifying Party under the immediately preceding sentence, and (ii) in a subsequent audit or other proceeding the applicable Indemnified Party is required to pay additional Taxes as a result of the disallowance of such Tax benefit, the applicable Indemnifying Party shall promptly pay to the applicable Indemnified Party the amount of the additional Taxes resulting from the disallowance of such Tax benefit.

(d)    Insurance Proceeds. The amount of any and all Damages for which indemnification is provided pursuant to this Article 8 will be net of any insurance proceeds and any indemnity, contribution or other similar payment (in each case, calculated net of any actual collection costs and reserves, expenses, deductibles or premium adjustments or retrospectively rated premiums incurred or paid to procure such recoveries) actually received by the Indemnified Party with respect to such Damages or any of the circumstances giving rise thereto. The Indemnified Party shall use its Reasonable Efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Damages.
(e)    Other Limitations and Exceptions. Notwithstanding anything herein to the contrary, no Indemnified Party shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent such Person or its Affiliate has been indemnified or reimbursed for such amount under any other provision of this Agreement or any other Transaction Agreement. The Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Damage upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Damage, and the Indemnifying Party shall have no indemnification obligations to the extent that the Indemnified Party fails to take such steps.
8.6    Exclusive Remedy.
(a)    Except in the case of Fraud and as otherwise set forth herein (including Section 11.12), following the Initial Closing, the sole and exclusive remedy of any Purchaser Indemnitee with respect to any inaccuracy or breach of any representation or warranty or any breach of any covenant or agreement contained in this Agreement or the Transition Services Agreement will be pursuant to the indemnification obligations set forth in Section 8.1; provided, however, that the foregoing will not prohibit the Purchaser from seeking injunctive relief from a court of competent jurisdiction to prevent any failure or breach or to specifically enforce this Agreement, including the covenants contained herein, the Guaranty or the Transition Services Agreement or any of the terms or provisions hereof or thereof.
(b)    Except in the case of Fraud and as otherwise set forth herein (including Section 11.12), following the Initial Closing, the sole and exclusive remedy of any Seller Indemnitee with respect to any inaccuracy or breach of any representation or warranty or any breach of any covenant or agreement contained in this Agreement will be pursuant to the indemnification obligations set forth in Section 8.2; provided, however, that the foregoing will not prohibit the Seller from seeking injunctive relief from a court of competent jurisdiction to prevent any failure or breach or to specifically enforce this Agreement or the Transition Services Agreement or any of the terms or provisions hereof or thereof.
8.7    Exercise of Remedies by Persons Other than the Parties. No Purchaser Indemnitee (other than the Purchaser or any successor or permitted assignee of the Purchaser) is entitled to assert any indemnification claim under this Agreement unless the Purchaser (or any successor or permitted assignee of the Purchaser) consents to the assertion of the indemnification claim. No Seller Indemnitee (other than the Seller or any successor or permitted assignee of the Seller) is entitled to assert any indemnification claim under this Agreement unless the Seller (or any successor or permitted assignee of the Seller, as applicable) consents to the assertion of the indemnification claim.
8.8    Indemnitor Substitute. In the event that either the Seller or the Purchaser, or any of its respective successors or assigns, (a) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (b) transfers or conveys fifty percent (50%) or more of its properties and other assets to any Person, then, and in each such case, proper provision shall be made so that such successors, assigns or transferees shall expressly assume the obligations of the Seller or the Purchaser, as applicable, set forth in this Article 8.
8.9    Adjustment to Purchase Price. All indemnification payments paid pursuant to this Article 8 shall be adjustments to the Purchase Price.
8.10    Damages. Notwithstanding anything to the contrary in this Article 8, (i) the Seller shall not be liable for Excluded Damages with respect to any indemnification claims made pursuant to Sections 8.1(a), 8.1(b), 8.1(d), 8.1(e) or 8.1(f) and (ii) the Purchaser shall not be liable for Excluded Damages with respect to any indemnification claims made pursuant to Section 8.2(a), Section 8.2(b), or Section 8.2(d).
ARTICLE 9
TAX MATTERS
9.1    Straddle Periods; Transfer Charges.
(a)
(i)    With respect to Taxes or Tax items of the Acquired Companies or relating to the Acquired Assets that are real or personal ad valorem property Taxes for any Straddle Period that are attributable to the portion of the Straddle Period ending on and including the Initial Closing Date and the portion beginning on the day after the Initial Closing Date, the parties agree that such Taxes or Tax items will be allocated by apportioning a pro-rata portion of such Taxes or Tax items to each day in the relevant portion of the Straddle Period.
(ii)    With respect to any Taxes of the Acquired Companies that are based upon or relate to income or receipts for any Straddle Period that are attributable to the portion of the Straddle Period ending on and including the Initial Closing Date and the portion beginning on the day after the Initial Closing Date, the parties agree that (A) such Taxes will be allocated based on a closing of the books of the Acquired Companies as of the end of the Initial Closing Date, and (B) Tax items resulting from actions taken by the Acquired Companies on the Initial Closing Date, but after the Initial Closing, that are not in the Ordinary Course (and are not the result of agreements or arrangements made by the Acquired Companies prior to the Initial Closing), or otherwise result from actions described in Section 9.8 will be treated as occurring on the day after the Initial Closing Date.

(iii)    For purposes of any amount required to be included under Section 951(a) of the Code (other than any amount attributable to subpart F income under Section 965 of the Code) by the Purchaser, the Seller or any of their respective Affiliates, with respect to any Straddle Period of the Acquired Companies, the taxable year of the Acquired Companies giving rise to the income required to be included under Section 951(a) of the Code (other than any subpart F income under Section 965 of the Code) shall be deemed to close at the end of the Initial Closing Date, and the amount of income required to be included under Section 951(a) of the Code (other than any Taxes allowed as a credit in respect of subpart F income under Section 965 of the Code) to be allocated to the portion of the Straddle Period ending on and including the Initial Closing Date shall be determined by means of a closing of the books of the Acquired Companies as of the end of the Initial Closing Date; provided, however, that any non-U.S. Taxes allowed as a credit or as otherwise reducing any amount required to be included under Section 951(a) of the Code shall be ratably allocated between the portion of the Straddle Period ending on and including the Initial Closing Date and the portion of the Straddle Period beginning on the day after the Initial Closing Date based upon the allocation of the amount of local taxable income of the Acquired Companies between such portions of the Straddle Period, which shall be allocated based upon the closing of the books of the Acquired Companies as of the end of the Initial Closing Date in the same manner as described in this Section 9.1(a)(iii). For the avoidance of doubt, for purposes of this Section 9.1, any amount required to be included in the income of any Acquired Company under Section 951(a) of the Code that is attributable to subpart F income under Section 965 of the Code, and any non-U.S. Taxes allowed as a credit against Taxes imposed on such subpart F income, shall be deemed to be allocated to the portion of the Straddle Period ending on and including the Initial Closing Date.
(b)    Any applicable transfer, stamp, stock transfer, VAT, sales, use, or similar Taxes, fees and charges (excluding for this purpose, any tax imposed or assessed on income or gains) that are or become due and payable as a result of the Contemplated Transactions, and all related interest or penalties, whether such Taxes are imposed by Law on the Acquired Companies, the other Acquired Assets, the Seller Group or the Purchaser Group (such Taxes, fees and charges, the “Transfer Charges”), shall be shared equally by the Purchaser and the Seller. To the extent required by applicable Law, the Seller or the Seller’s Affiliates shall be entitled to invoice the Purchaser or the Purchaser’s Affiliates for one-half of any Transfer Charges, and the Purchaser or the Purchaser’s Affiliates shall pay its share of such Transfer Charges as an additional payment in addition to the amount paid pursuant to Section 2.1. Any such Transfer Charges invoiced will be properly reflected on such documents as required by applicable Law. The parties will cooperate with each other in minimizing the amount of any Transfer Charges to the extent permitted by applicable Law (including the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption from any such Transfer Charges). Any Tax Returns or other documents that are required to be filed with any Governmental Entity with respect to any Transfer Charges will be prepared and filed by the party that has primary responsibility for filing such Tax Returns or other documents pursuant to the applicable Law.

9.2    Allocation of Purchase Price.     The Purchase Price shall be allocated to the Shares. Assumed Liabilities with respect to Separately Owned Acquired Assets shall be allocated to the Separately Owned Acquired Assets. Notwithstanding the foregoing, but solely to the extent the Purchaser and the Seller are required by applicable Law or Order to agree on the amount or value of a particular Acquired Asset for purposes of any Transfer Charges, the Purchaser and the Seller will mutually agree on a good faith estimate of the fair market value of such Acquired Asset, where consideration with respect to the Separately Owned Acquired Assets generally is allocable first to the value of tangible fixed assets, in an amount equal to U.S. GAAP net book value of such assets, and any remaining consideration allocable to the Separately Owned Acquired Assets is allocable to intangible assets. For the purposes of this Section 9.2, any payments made pursuant to Article 8 will be treated as adjustments to the Purchase Price, except to the extent otherwise required by applicable Law, and shall be allocated by the Seller. The Purchaser and the Seller understand and agree that any agreement reached pursuant to this Section 9.2 is reached solely for purposes of Tax Returns or other documents relating to Transfer Charges and payments required under applicable Law or Order, and will in no way be regarded by the parties as conclusive for other purposes.
9.3    Tax Refunds and Tax Benefits. Any cash Tax refund and any credit claimed in lieu of a cash Tax refund (including any interest paid by a Taxing Authority with respect thereto) relating to Excluded Taxes paid by Seller or its Affiliates (including any other member of the Seller Group) for a Pre-Closing Period (or that is otherwise an Excluded Asset or is with respect to Taxes paid or accrued by the Acquired Companies for a Pre-Closing Period) will be the property of the Seller, and if received by the Purchaser or the Acquired Companies or one of its Affiliates, will be paid over promptly to the Seller (net of costs and Taxes as hereinafter provided). The Purchaser will, if the Seller so request, cause the Acquired Companies to file for and use Reasonable Efforts to obtain and expedite the receipt of any refund to which the Seller is entitled under this Section 9.3. The Purchaser will permit the Seller to participate in the prosecution of any such refund claim. Payments to the Seller under this Section 9.3 shall be net of (1) any reasonable out-of-pocket costs associated in obtaining such refund of Taxes, and (2) any Taxes actually imposed on the Purchaser and/or the Acquired Companies as a result of such refunds. To the extent a withholding Tax is imposed on such payments, the Purchaser (or the Acquired Companies or their designees) shall be entitled to withhold from such payments pursuant to Section 9.11. If there is a subsequent reduction by a Taxing Authority of any amounts with respect to which a payment has been made pursuant to this Section 9.3, then the Seller shall pay the Purchaser or the Acquired Companies, as applicable, an amount equal to such reduction plus any interest or penalties imposed by the Taxing Authority with respect to such reduction.
9.4    Cooperation. In addition to the parties’ agreements under Section 10.3, each of the Seller and the Purchaser agrees that it will (and will cause its respective Affiliates to, as applicable):
(a)    Provide assistance to the other party as reasonably requested in preparing and filing Tax Returns, responding to Tax Contests, and recovering any Transfer Charge, in each case, relating to Taxes concerning the Acquired Companies, the other Acquired Assets, or the Business, including making available to the other party, as reasonably requested, all information, records and documents relating to Taxes concerning the Acquired Companies, the Acquired Assets and the Business (but, for the avoidance of doubt, not including such portions of any information, records or documents relating to Taxes to the extent not related solely to the Acquired Companies, the other Acquired Assets or the Business);
(b)    Retain any Tax Returns and other books and records that could reasonably be expected to be necessary or useful in connection with any preparation or filing by any other party of any Tax Returns concerning the Acquired Companies, the other Acquired Assets or the Business, or any Tax Contest or other examination or proceeding relating to Taxes concerning the Acquired Companies, the other Acquired Assets or the Business. Such books and records will be retained until the expiration of the applicable statute of limitations (including extensions thereof);
(c)    Execute any powers of attorney or other documents that will allow the Seller or the Purchaser, as applicable, to take control of a Tax Contest as contemplated by Section 9.6;
(d)    Use Reasonable Efforts to obtain any certificate or other document from any Taxing Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions under this Agreement); and
(e)    Provide assistance to the other party in connection with the transitioning of any registrations or filings with respect to VAT obligations of any of the Acquired Companies in connection with the closing of the Contemplated Transactions, it being understood that the Acquired Companies will be removed from any VAT group, including the Seller or any Affiliate of the Seller, in the period between the date of this Agreement and the Initial Closing Date.
9.5    Tax Returns and Tax Payments.
(a)    The Seller, at its sole cost and expense, shall prepare and timely file, or cause to be prepared and timely filed, (i) all Tax Returns of, or that include, the Acquired Companies for any Pre-Closing Periods ending on or prior to the Initial Closing Date, and (ii) any Tax Returns with respect to Seller Combined Taxes. The Seller shall pay, or cause to be paid, all Taxes shown as due on such Tax Returns, and the Purchaser shall assist in causing such Tax Returns to be filed, as necessary, including by executing and filing any such Tax Return of the Acquired Companies. All such Tax Returns shall be prepared in a manner consistent with the past practices of the Seller and the Acquired Companies, as applicable and to the extent permitted by applicable Law. Not less than thirty (30) days prior to the due date (after applicable extensions) of any such Tax Return, the Seller shall submit such Tax Return (or, in the case of a Tax Return with respect to Seller Combined Taxes, a pro forma Tax Return of the applicable Acquired Company(ies)) for the Purchaser’s review and comment, which Seller shall consider in good faith.
(b)    The Purchaser, at its sole cost and expense, shall prepare, or cause to be prepared, all Tax Returns of the Acquired Companies (other than such Tax Returns described in Section 9.5(a)) that relate to a Straddle Period in a manner consistent with the past practices of the Seller and the Acquired Companies, as applicable and to the extent permitted by applicable Law. Not less than thirty (30) days prior to the due date (after applicable extensions) of any such Tax Return, the Purchaser shall submit such Tax Return for the Seller’s review and comment. The Purchaser shall consider the Seller’s comments with respect to such Tax Returns in good faith. If any dispute with respect to such a Tax Return is not resolved prior to the due date of such Tax Return (after applicable extensions), such Tax Return shall be filed in the manner first presented by the Purchaser, and the parties shall submit their dispute to the Tax Arbitrator pursuant to Section 9.7; provided, however, that once resolution of such dispute has been determined pursuant to Section 9.7, such Tax Return shall be amended, if necessary, to include the final resolution of such dispute. Any Tax Returns described in this Section 9.5(b) shall be timely filed by the party that has primary responsibility for filing such Tax Returns pursuant to applicable Law, and such party shall timely pay any Taxes shown as due on such Tax Returns (subject to Seller’s obligations to indemnify Purchaser for any Taxes attributable to the portion of the Straddle Period that ends on the Initial Closing Date and the Purchaser’s obligations pursuant to Section 1.3(b)).
(c)    The Purchaser, at its sole cost and expense, shall prepare and file, or cause to be prepared and filed, all Tax Returns for (or with respect to) the Acquired Companies that are required to be filed after the Initial Closing Date that relate to a tax period that begins after the Initial Closing Date, and shall timely pay, or cause to be timely paid, all Taxes payable with respect to each such Tax Return.
(d)    The provisions set forth in Section 9.5(a)-(c) are intended to describe the agreement of the parties hereto with respect to the preparation and filing of Tax Returns and the payment of Taxes. This Section 9.5 is not intended to govern the parties’ respective obligations with respect to liability for Taxes under this Agreement. Rather, liability for Taxes is governed by the provisions of Article 8.
9.6    Tax Contests.
(a)    After the Initial Closing, each of the Purchaser, on the one hand, and the Seller, on the other hand, shall promptly notify the other in writing upon receipt of any written notice of any pending or threatened Tax Contest with respect to Damages for which the Seller could be liable pursuant to this Agreement.
(b)    The Seller shall control the defense of all Tax Contests relating to Taxes or Tax Returns within the scope of Section 9.5(a); provided, however, that if the resolution of such Tax Contest could increase the Taxes of any Acquired Company or Purchaser for periods ending after the Initial Closing Date, then (i) Purchaser and its counsel (at Purchaser’s expense) may participate in (but not control the conduct of) the defense of any such Tax Contest, and (ii) Seller may not settle or compromise any such Tax Contest covered by the preceding clause (i) without the consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.
(c)    The Purchaser shall control the defense of all Tax Contests relating to Taxes or Tax Returns within the scope of Section 9.5(b); provided, however, that (i) the Seller and its counsel (at the expense of the Seller) may participate in (but not control the conduct of) the defense of any such Tax Contest, and, (ii) the Purchaser may not settle or compromise any such Tax Contest covered by the preceding clause (i) without the consent of the Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(d)    The Purchaser shall control the defense of all Tax Contests relating to Taxes or Tax Returns within the scope of Section 9.5(c).
Any dispute, controversy or claim between the Purchaser and the Seller with respect to the defense of any Tax Contest, as described in this Section 9.6, shall be resolved pursuant to Section 9.7.
9.7    Dispute Resolution for Taxes. With respect to any dispute, controversy or claim relating to Taxes between the Purchaser and the Seller or the Acquired Companies (prior to the Initial Closing), or between the Purchaser and the Seller (for any Tax for which an indemnity claim may exist), the Purchaser and the Seller or the Acquired Companies, as applicable, shall cooperate in good faith to resolve such dispute, controversy or claim between them for a period of thirty (30) days from the date written notice of such dispute, controversy or claim is received by the Purchaser or the Seller, as the case may be; but if the applicable parties are unable to resolve such dispute, controversy or claim, the parties shall submit the dispute, controversy or claim for resolution, which resolution shall be final, conclusive and binding on the parties, to a mutually agreed upon national accounting firm or a mutually agreed upon tax lawyer who is a partner in a law firm, that, in each case, is: (a) familiar with transactions or operations of the sort at issue; and (b) independent with respect to each party (such accounting firm or such tax lawyer, the “Tax Arbitrator”). Notwithstanding anything in this Agreement to the contrary, the fees and expenses of the Tax Arbitrator relating to any dispute as to the amount of Taxes owed shall be paid by the Purchaser, on the one hand, and the Seller, on the other hand, in proportion to each party’s respective liability for the portion of the Taxes in dispute, as determined by the Tax Arbitrator.
9.8    Activities After the Initial Closing. Following the Initial Closing, except as required by applicable Law or Order or with the prior consent of the Seller (which shall not be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall not allow any of its Affiliates (including the Acquired Companies) to (a) file an amended Tax Return for the Acquired Companies for a Pre-Closing Period; (b) file for, or otherwise request from any Taxing Authority, any administrative ruling (including a private letter ruling or change of method of accounting) regarding the Taxes or Tax Returns of the Acquired Companies for a Pre-Closing Period; (c) make, revoke or change any Tax election relating to any Tax Return described in Section 9.5(a) or Section 9.5(b); (d) change any current practice or procedure or accounting method of the Acquired Companies for a Pre-Closing Period; (e) have the Acquired Companies merge, consolidate, amalgamate, liquidate or pay any dividend or other distribution (whether in cash or property (including its own stock)) or take any other action, or engage in any other activity or transaction, outside of the Ordinary Course (whether actual or deemed by an election or otherwise under relevant Tax Laws) in any taxable year that includes the Initial Closing Date; (f) have the Acquired Companies self-assess a Tax (except in connection with the filing of a Tax Return required to be filed under applicable Law or Order) for a Pre-Closing Period; or (g) make any voluntary disclosure to any Taxing Authority with respect to Taxes or Tax Returns of the Acquired Companies for a Pre-Closing Period, in each case, if any action set forth in clauses (a) through (g) could result in the Acquired Companies incurring any Tax for a Pre-Closing Period or could result in the Seller (or any of its Affiliates) paying any additional Taxes. Following the Initial Closing, the Purchaser shall not, and shall not allow any of its Affiliates (including the Acquired Companies) to agree to extend, waive, or toll any statute of limitations with respect to the assessment or collection of any Tax of the Acquired Companies for any Pre-Closing

Period (without the prior written consent of the Seller, which may consent shall not be withheld, conditioned or delayed).
9.9    NOLs and Tax Attributes. The Purchaser shall not allow the Acquired Companies to carry back any net operating loss or other Tax attribute or credit into a Pre-Closing Period without the prior written consent of the Seller, which may not be unreasonably withheld, delayed or conditioned.
9.10    Tax Withholding. Notwithstanding anything in this Agreement to the contrary, the Purchaser and the Acquired Companies or their respective designees will be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as such Person is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or non-U.S. Tax Law. To the extent that (i) amounts are so deducted and withheld and timely paid over to the applicable Taxing Authority, and (ii) an original, duplicate original or authenticated copy of the receipt for foreign taxes paid, or other satisfactory evidence of payment, is provided to the Seller, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made. To the extent the Purchaser determines that it or the Acquired Companies may need to deduct and withhold any Tax under this Section 9.11, the Purchaser shall provide reasonable notice to the Seller and work in good faith to reduce or eliminate such withholding.
9.11    Termination of Tax Sharing Agreements. Any and all existing Tax sharing, Tax allocation, or similar agreement, whether or not written, to which any Acquired Company is a party (excluding commercial contracts, the principal subject matter of which is not Taxes, entered into in the Ordinary Course and containing customary Tax indemnification provisions), shall be terminated as to such Acquired Company prior to the Initial Closing Date, and no payments which are owed by or to any Acquired Company pursuant thereto shall be made thereunder after the Initial Closing Date. After the Initial Closing Date, no Acquired Company shall have any further rights or liabilities thereunder.
ARTICLE 10
OTHER AGREEMENTS
10.1    Further Assurances.
(a)    Without limiting the other provisions of this Agreement and subject to the provisions of Section 5.6, prior to and following the Initial Closing, each party agrees to cooperate fully with the other party and to execute such further instruments, documents and agreements, and to give such further written assurances, as may be reasonably requested by any other party to evidence, give effect to or otherwise implement the Contemplated Transactions and to carry into effect the intents and purposes of this Agreement and the Contemplated Transactions. In connection therewith, each party agrees to comply, and will cause its applicable Affiliates to comply, with its respective pre-Closing commitments, obligations and covenants under the other Transaction Agreements. Subject to the provisions of Section 5.6, the Purchaser and the Seller shall promptly execute and deliver to the other party, as may be reasonably requested and without payment of any additional consideration, any other assurances or additional documents or instruments necessary, proper or advisable to consummate the Contemplated Transactions by, and to carry out fully the purposes of, the Transaction Agreements. Without limiting the generality of the foregoing, the Seller shall from time to time when reasonably requested by the Purchaser, including after the applicable Closing, and without further consideration, promptly take further action or execute and deliver, or cause to be executed and delivered, to the Purchaser or its designee all such documents necessary or advisable to vest in the Purchaser all right, title and interest in and to the Acquired Companies and the Acquired Assets, or to effect the Purchaser’s assumption of the Assumed Liabilities hereunder, in accordance with the Transaction Agreements.
(b)    Without limiting the foregoing, with reference to the Transition Services Agreement, each party agrees that, (i) from and after the date hereof, it will cooperate fully with the other party, using Reasonable Efforts, in identifying, negotiating and agreeing in good faith upon the Services (as defined in the Transition Services Agreement) and the terms thereof (including the fees and expenses associated with such services) to be set forth on the schedules thereto in respect of such Services as reasonably necessary for the transfer of the Business to the Purchaser Group and the operation of the Business after the Initial Closing (which services and terms shall be consistent with the services and terms set forth on the preliminary schedules attached to the form of Transition Services Agreement appended hereto as Exhibit C to the extent of matters addressed therein), and (ii) enter into such Transition Services Agreement on the Initial Closing Date.
10.2    Wrong Pocket. In the event the Seller or any of its Affiliates receives any payment related to any Acquired Asset after the Initial Closing, the Seller agrees to hold such payment in trust for the Purchaser and promptly remit (or cause to be promptly remitted) such funds to the Purchaser. In the event that the Purchaser or any Affiliate of the Purchaser (including, for the avoidance of doubt, the Acquired Companies) receives any payment related to any Excluded Asset after the Initial Closing, the Purchaser agrees to hold such payment in trust for the Seller and promptly remit (or cause to be promptly remitted) such funds to the Seller.
10.3    Records and Documents. Following the Initial Closing Date, the Seller shall grant to the Purchaser and its Representatives, at the Purchaser’s reasonable request (subject to any limitations that are reasonably required to preserve any applicable privilege or Third Party confidentiality obligation), reasonable access through and under the supervision of an Authorized Seller Representative during normal business hours and under reasonable circumstances to, and the right to make copies at the Purchaser’s sole expense of, those records and documents in the Seller’s possession related to the Business, the Acquired Companies, the Acquired Assets or the Assumed Liabilities, including all records relating to the performance of the services and related charges under the Transition Services Agreement, as may be reasonably necessary for the Purchaser’s operation of the Business after each applicable Closing. Following the Initial Closing Date, the Purchaser shall grant to the Seller and its Representatives, at the Seller’s reasonable request (subject to any limitations that are reasonably required to preserve any applicable privilege or Third Party confidentiality obligation), reasonable access through and under the supervision of Purchaser’s personnel during normal business hours and under reasonable circumstances to, and the right to make copies at the Seller’s sole expense of, those records and documents covering any period prior to each applicable Closing related to the Business, the Acquired Companies or the Acquired Assets as may be reasonably necessary for litigation, preparation of financial statements, Tax Returns and

Tax Contests or other valid business purposes. If the Purchaser elects to dispose of any of such records within six (6) years after the Initial Closing Date, the Purchaser shall first give the Seller sixty (60) days’ written notice, during which period the Seller shall have the right to take such records without payment of consideration. If so requested by either the Seller or the Purchaser, the other party shall enter into a customary joint defense agreement with the Seller or the Purchaser with respect to any information to be provided to such party pursuant to this Section 10.3. All rights of access to information and documents granted under this Section 10.3 are subject to restrictions on access to classified facilities and information imposed by Governmental Entities. Each party agrees that any investigation undertaken pursuant to the access granted under this Section 10.3 shall be conducted in such a manner as not to unreasonably interfere with the operation of the other party’s business. Notwithstanding anything to the contrary in this Agreement, neither party nor any of its respective Affiliates shall be required to provide access to or disclose information where such access or disclosure would jeopardize attorney-client privilege or contravene any Laws or Orders.
10.4    Reserved.
10.5    Confidential Information. The parties agree as follows:
(a)    The Seller agrees that following the Initial Closing Date it shall, and shall cause its directors, officers, employees, advisors and Affiliates to, keep the Business Confidential Information (as defined below), confidential for a period of three (3) years from the Initial Closing Date (and, with respect to any and all Trade Secrets, for so long as such Trade Secrets are protectable under applicable Law), except that any Business Confidential Information may be disclosed if such disclosure is (i) required by or requested pursuant to any applicable Law or Order (including those promulgated by the SEC), or (ii) necessary to establish or exercise any rights under this Agreement. For purposes hereof, the term “Business Confidential Information” means all information to the extent it relates to the Business, the Acquired Companies, the Acquired Assets or the Assumed Liabilities, other than any such information that (A) is available to the public on the Initial Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 10.5(a); (B) is disclosed by the Purchaser to a Third Party without an obligation of confidentiality; (C) is developed by any member of the Seller Group or any of their respective Affiliates independently of the Business; or (D) is received by any member of the Seller Group or any of their respective Affiliates after the Initial Closing Date from a Third Party without any obligation of confidentiality.
(b)    The Purchaser agrees that following the Initial Closing Date it shall, and shall cause its directors, officers, employees, advisors and Affiliates (including the Acquired Companies) to, keep the Seller Confidential Information (as defined below) confidential for a period of three (3) years from the Initial Closing Date (and, with respect to any and all Trade Secrets, for so long as such Trade Secrets are protectable under applicable Law), except that any Seller Confidential Information may be disclosed if such disclosure is (i) required or requested pursuant to any applicable Law or Order (including those promulgated by the SEC) or (ii) necessary to establish or exercise any rights under this Agreement. For purposes hereof, the term “Seller Confidential Information” means all information of any member of the Seller Group or any of their respective Affiliates (excluding, for such purpose and for the avoidance of any doubt, the Acquired Companies) that relates to the Excluded Assets or the Excluded Liabilities and provided to the Purchaser in connection with the Contemplated Transactions or otherwise in the possession of the Purchaser or one of its Affiliates (including the Acquired Companies) following the Initial Closing, other than any such information that (A) is available to the public on the Initial Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 10.5(b); (B) is disclosed by the Seller to a Third Party without an obligation of confidentiality; (C) is developed by the Purchaser independently of the Seller; or (D) is received by the Purchaser after the Initial Closing Date from a Third Party without any obligation of confidentiality.
(c)    In no event will the Purchaser or the Acquired Companies or any Affiliate or agent of those Persons involved in the operation of the Business advertise or hold itself out any member of the Seller Group or any of their respective Affiliates after the Initial Closing Date. In no event will any member of the Seller Group or any of their respective Affiliates or any agent of those Persons hold itself out as the Purchaser or any Affiliate of the Purchaser after the Initial Closing Date.
10.6    Transfer of Acquired Assets; Risk of Loss.
(a)    Promptly following each applicable Closing Date, the Purchaser will (i) at the Purchaser’s cost and expense, prepare for relocation the Acquired Assets located at any facilities currently occupied by the Seller or any of its Affiliates which facilities are not to be purchased, assigned, subleased, transferred to or otherwise occupied by the Purchaser Group pursuant to this Agreement, the Transition Services Agreement or any other agreement entered into in connection with the Contemplated Transactions, or, if a Third Party facility, the contract for which is not assumed pursuant to this Agreement (each such facility, an “Excluded Seller Facility”) and remove and relocate such Acquired Assets from the relevant Excluded Seller Facility, and (ii) be responsible for all data transfer (including from the Seller Group information databases, servers, or data infrastructure facilities), delivery, transmission and reformatting costs and expenses related to the transfer of the Acquired Assets. Subject to the provisions hereof, the Seller agrees to cooperate with and support, and agree to cause the other members of the Seller Group to cooperate with and support, the Purchaser Group and provide the Purchaser Group all assistance reasonably requested by the Purchaser in connection with the planning and implementation of the removal and relocation of any Acquired Assets or any portion of any of them to such location as the Purchaser will designate. The Acquired Assets will be transported by or on behalf of the Purchaser, and until all of the Acquired Assets are removed from an Excluded Seller Facility, the Seller will permit, and will cause its Affiliates to permit, the Purchaser and its authorized Representatives, upon reasonable prior notice, to have reasonable access to such Excluded Seller Facility during normal business hours to the extent necessary to disconnect, detach, remove, package and crate the Acquired Assets for transport. To the extent permitted by applicable Law, the Purchaser will be responsible for (or, to the extent not permitted by applicable Law, the Seller or the Seller’s Affiliates, at the Purchaser’s sole cost and expense, will be responsible for) (A) disconnecting and detaching all fixtures and equipment that are Acquired Assets from the roof, floor, ceiling and walls of an Excluded Seller Facility so as to be freely removed from such Excluded Seller Facility by the Purchaser Group (and shall repair all damage caused by such removal), (B) packaging and loading the Acquired Assets for transporting to and reinstalling the Acquired Assets at such location(s) as the Purchaser will determine, and (C)

repairing any damage that is caused by such removal and leaving the Excluded Seller Facility clean and free of debris and in a safe condition with no exposed wiring.
(b)    All risk of loss as to an Acquired Asset prior to the Seller’s delivery of such Acquired Asset to the Purchaser will be borne by the Seller. At the time of such delivery, including any attempted delivery if the failure of the delivery was the result of the Purchaser’s inability to receive such Acquired Asset, all risk of loss as to such Acquired Asset will pass to the Purchaser Group.
10.7    Closing of Books. Each party agrees to consult in good faith and cooperate with the other party and its Representatives, including by making its employees and advisors available to the other party as reasonably requested, in the closing of the Seller Group’s books and records with respect to the Business as of the Initial Closing Date in accordance with the Seller’s regular closing schedule and procedures.
10.8    Employees and Employee Benefits.
(a)    The Purchaser covenants and agrees and as applicable, shall cause the members of the Purchaser Group effective on the Initial Closing Date (or the date of any Additional Closing, as applicable) to, (i) continue the employment of those employees of the Acquired Companies identified on Schedule 10.8(a)(i), and (ii) offer employment to certain other employees of the Seller Group and their respective Subsidiaries who are employed in the Business and are identified on Schedule 10.8(a)(ii) (the employees set forth on Schedules 10.8(a)(i) and 10.8(a)(ii) who accept such employment and commence employment on the applicable Closing Date, the “Transferred Employees”).
(b)    Effective as of immediately prior to the Initial Closing, the Seller shall: (x) terminate or cause to be terminated, or (at the Seller’s sole discretion) reassign or cause to be reassigned to a member of the Seller Group, the employment of each of the employees of the Acquired Companies not identified on Schedule 10.8(a)(i), or (y) terminate or cause to be terminated, or (at the Seller’s sole discretion) reassign or cause to be reassigned, any employees of the Seller Group and their respective Subsidiaries who are employed in the Business and are not identified on Schedule 10.8(a)(ii) (collectively, the “Designated Employees”; and the terminations pursuant to clauses (x) or (y), collectively, the “Designated Employee Terminations”). The Purchaser shall, in its sole discretion, prior to the Initial Closing, have the right to modify the list of Transferred Employees and the list of Designated Employees by (i) reclassifying any Transferred Employee to a Designated Employee or (ii) any Designated Employee to be a Transferred Employee; provided, that (1) the aggregate number of Designated Employees does not increase from the number of Designated Employees that is the result of the list on Schedule 10.8(a)(ii) on the date hereof and (2) the Purchaser confirms to the Seller the final schedule of Transferred Employees and Designated Employees as promptly as possible after the date hereof and no later than eight (8) Business Days prior to the Initial Closing. The Seller and Purchaser agree to cooperate, in good faith, between the date hereof and the Initial Closing with respect to the process (including notification) for terminating Designated Employees; provided, that the Seller shall not provide any notice of termination to any Designated Employee without the consent of the Purchaser (which will not be unreasonably, withheld, conditioned or delayed); provided further, that, to the extent that the Purchaser’s failure to consent to the Seller providing such notice of termination to any Designated Employee results in the Seller incurring any payroll or related expenses in connection with such Designated Employee after the Initial Closing, then such payroll or related expenses shall be deemed to be “Termination Liabilities” for all purposes under this Agreement; provided, further, that if the aggregate amount of Standard Severance Liabilities associated with the final set of Designated Employees (as finally determined pursuant to Section 5.11(h)) exceeds $4,800,000 (as evidenced by detailed supporting data showing the basis for such excess severance on a named individual basis), any such excess (the “Excess Severance”) shall be payable by the Purchaser in accordance with Section 10.8(e).
(c)    During the period commencing on the Initial Closing Date and ending on the date which is twelve (12) months from the Initial Closing (or if earlier, the date the Transferred Employee’s termination of employment with the Purchaser or an Affiliate of the Purchaser), the Purchaser shall, or shall cause members of the Purchaser Group to, provide each Transferred Employee with (i) annual base salary or base wages, as applicable, and cash target incentive compensation opportunities (excluding equity incentives), in each case, that are no less favorable, in the aggregate, than such annual base salary or base wages, as applicable, and cash target incentive compensation opportunities provided to the Transferred Employees immediately prior to the applicable Closing, and (ii) employee benefits (including vacation, severance, paid time off, vehicle plan, defined contribution retirement, and all other health and welfare benefits) that are no less favorable in the aggregate than those provided to similarly situated employees of the Purchaser Group.
(d)    For purposes of eligibility, vesting and level of benefits (but not for purposes of benefit accruals under any defined benefit pension plan) under the benefit and compensation plans, programs, agreements and arrangements of the Purchaser or any applicable members of the Purchaser Group in which Transferred Employees are eligible to participate following the applicable Closing (the “Purchaser Plans”), to the extent required by applicable Law the Purchaser and any applicable members of the Purchaser Group shall credit each non-U.S. based Transferred Employee with his or her years of service with the Acquired Companies, any member of the Seller Group and their applicable Subsidiaries and any predecessor or other entities, to the same extent as such Transferred Employee was entitled immediately prior to the applicable Closing to credit for such service under any similar Seller Benefit Plan; provided, however, that no such service shall be credited to the extent that it would result in a duplication of benefits with respect to the same period of service. In addition, and to the extent required by applicable Law, the Purchaser or any applicable member of the Purchaser Group will use commercially reasonable efforts, except to the extent consent of a third-party, such as an insurer, is required and consent cannot be obtained through reasonable efforts, to cause (i) only the non-U.S. based Transferred Employees to be immediately eligible to participate, without any waiting time, in any and all Purchaser Plans, (ii) for purposes of each Purchaser Plan providing medical, dental, pharmaceutical or vision benefits to any non-U.S. based Transferred Employee, all pre-existing condition exclusions and actively-at-work requirements of such Purchaser Plan to be waived for such non-U.S. based Transferred Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Seller Benefit Plans in which such non-U.S. based Transferred Employee participated immediately prior to the applicable Closing, and (iii) for the plan year in which the applicable Closing occurs, the crediting of each non-U.S. based Transferred Employee with any co-payments, deductibles and out-of-pocket expenses paid prior to the time of the applicable Closing in satisfying any applicable copayments, deductibles or out-of-pocket requirements under any Purchaser Plan. In addition, the Purchaser or any applicable member of the Purchaser Group will be fully responsible for all obligations outstanding as of the applicable Closing under Dell’s (or it’s applicable Affiliate’s) long-term incentive plans applicable to the Transferred Employees (collectively referred to herein as such Transferred Employee’s “Outstanding LTI”), and the Seller will provide to the Purchaser as of the applicable Closing a schedule indicating for each Transferred Employee the amount of such Transferred Employee’s Outstanding LTI.
(e)    The Purchaser and the Seller intend that the Contemplated Transactions will not constitute, and the Seller shall not and shall not cause any member of the Seller Group or an Acquired Company to take any action that would render the Contemplated Transactions, a separation, termination, constructive dismissal, or severance of employment of any employee of the Acquired Companies who will have employment immediately before the Initial Closing with an Acquired Company and immediately after the Initial Closing (or the date of any Additional Closing, if applicable) with the Purchaser or other member of the Purchaser Group. The Purchaser shall assume, be responsible for, and shall perform and discharge, or cause to be performed and discharged, and shall indemnify and hold harmless the Seller Group and its Affiliates from and against, (i) all Severance Liabilities that arise out of the termination of employment by any member of the Purchaser Group or any of its Affiliates of any Transferred Employee following the applicable Closing, (ii) all Severance Liabilities that arise due to the Purchaser’s failure to comply with Sections 10.8(a), 10.8(b) or 10.8(c), (iii) all Termination Liabilities arising out of the termination by any member of the Seller Group of any Designated Employee at any time, and all Termination Liabilities arising out of the termination of any other employee of EMC China by a member of the Seller Group after the Initial Closing, and (iv) any Excess Severance. The Seller shall assume, be responsible for, and shall perform and discharge, or cause to be performed and discharged, and shall indemnify and hold harmless the Purchaser Group and its Affiliates from and against, all Standard Severance Liabilities arising out of any termination by the Seller, Dell, the Acquired Companies or any other member of the Seller Group of (i) any Employee of the Business (other than a Designated Employee) on or prior to the applicable Closing, (ii) any Designated Employee, (iii) any other employees of the Seller Group who is offered employment by the Purchaser or another member of the Purchaser Group pursuant to Section 10.8(a) but does not accept such employment prior to the applicable Closing; provided, however, that the Purchaser shall reimburse the Seller for 50% of Severance Liabilities paid by the Seller in connection with this clause (iii). As used herein, “Severance Liabilities” (the “Severance Liabilities”) shall include all Liabilities arising under this Section 10.8(e), and, with respect to the termination of employment of any Employee of the Business in connection with the Contemplated Transactions, all statutory, contractual (to the extent made pursuant to a Seller Benefit Plan) or other severance or other separation benefits, and any other payment obligations or Liabilities arising out of or related directly to the termination of employment of any such employee of the Business in connection with the Contemplated Transactions (including any payment of accrued paid time off or “annual leave” payable by Law or contract (“Accrued PTO”) and compensation payable during a termination notice period, whether required by applicable Law or by a Seller Benefit Plan or Seller policy existing as of the date hereof, and any payments pursuant to a judgment of a court having jurisdiction over the parties (but specifically excluding any pension benefits under the Seller Benefit Plans with respect to service prior to the applicable

Closing with any member of the Seller Group, for which the Seller shall be responsible in any event). As used herein, “Termination Liabilities” (the “Termination Liabilities”) shall mean and include all Damages arising from any and all of the Designated Employee Terminations, as well as the termination of any other employee of EMC China by a member of the Seller Group after the Initial Closing, excluding in each case the Standard Severance Liabilities, for which the Seller shall be responsible and for which the Purchaser shall have no liability. As used herein, “Standard Severance Liabilities” (the “Standard Severance Liabilities”) shall mean the severance amounts payable by any member of the Seller Group to a Designated Employee under or pursuant to any (i) ERISA plan or statutory or notice requirement (including payments during or in lieu of applicable termination notice periods), (ii) policy or arrangement of the Seller, the Acquired Companies or any other member of the Seller Group, whether such policy or arrangement is oral or in writing, or (iii) severance amounts paid by a member of the Seller Group or an Acquired Company consistent with the past practice of such member of the Seller Group or the Acquired Companies, as applicable. Termination Liabilities includes all Damages that arise from any private or government Legal Proceeding (including union or trade council grievance), or Damages arising from any other claim resulting from the Designated Employee Terminations or the terminations of any other employees of EMC China by a member of the Seller Group after the Initial Closing, including a claim for wrongful termination, failure to provide the necessary notification, failure to bargain, or any other type of claim regarding the Designated Employee Terminations or the terminations by a member of the Seller Group after the Initial Closing of any other employees of EMC China, or the settlement of any of the foregoing. For the avoidance of doubt, the Purchaser shall not be responsible for any Severance Liabilities or Termination Liabilities arising from the termination of any Designated Employees that were reassigned to other positions at a member of the Seller Group at the Initial Closing pursuant to Section 10.8(b), other than those Designated Employees that were reassigned on a temporary basis to account for notice or other similar requirements under applicable Law.
(f)    The parties shall coordinate and cooperate with each other in any communications or interactions (i) with any applicable works council, labor unions, trade unions, any other similar labor organizations or governmental labor agencies, departments or officials prior to or following the Initial Closing, (ii) between the date of this Agreement and the Final Closing, with Employees of the Business regarding the Contemplated Transactions, including any applicable relocation activities. The Seller and the Purchaser shall use their respective best efforts to, as promptly as possible following the date hereof, (A) deliver to the applicable works councils in each jurisdiction where a filing, notification or an information or consultation process is reasonably expected to be required in connection with the Contemplated Transactions, including each jurisdiction set forth on Schedule 10.8(f), each such filing and notification and all information and documentation required to be so delivered in connection with the Contemplated Transactions, (B) take such other action as may be necessary to initiate each such information or consultation process and (C) take such action as may be necessary to complete each such information or consultation process.
(g)    The Purchaser shall be liable, indemnify and hold the Seller Group harmless for any Damages incurred by the Seller Group pursuant to the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”) and any similar statute in connection with any Employee of the Business, to the extent that such Damages arise from (i) actions of a member of the Purchaser Group in connection with the Contemplated Transactions, including a failure to extend an offer of employment on terms and conditions consistent with Section 10.8(c) to an Employee of the Business and (ii) the termination of the Designated Employees and the termination of any other employee of EMC China by a member of the Seller Group after the Initial Closing.
(h)    Prior to the Closing and effective as of the applicable Closing Date, the Seller shall take or cause the Acquired Companies to take any such actions necessary to cease participation in the Seller Benefit Plans by the Transferred Employees.
(i)    Nothing in this Agreement, whether express or implied, shall (i) confer upon any Transferred Employees any right to continue in the employ or service of the Purchaser or any member of the Purchaser Group or constitute or create an employment agreement with, or modify the at-will status of, any Transferred Employee, (ii) limit the ability of the Seller or the Purchaser (or any of their respective Affiliates) to amend, modify, or terminate any compensation or benefit plan, program, agreement or contract at any time assumed, sponsored, maintained or contributed to by any of them, or (iii) confer upon any Person who is not a party to this Agreement, including any Transferred Employee, any rights or remedies of any nature whatsoever (including any third-party beneficiary rights under this Agreement).
(j)    For the purposes of this Section 10.8, references to any Laws of the United States shall be read as references to the applicable Law for the applicable jurisdiction with respect to “employee benefit plan” and any other compensation, benefit or other fringe benefit plan, program, or arrangement, (i) which is sponsored, maintained, contributed to, or required to be contributed to, by any member of the Seller Group or the Acquired Companies for the benefit of any Transferred Employee (or their beneficiaries or dependents) or any former employee of the Acquired Companies (and their beneficiaries or dependents), including any severance policy or practice existing prior to the Initial Closing.
(k)    The covenants provided for in Section 10.8(e) shall survive the Initial Closing, and continue in full force and effect, until the date that is three (3) years after the termination of the applicable employee at issue, provided that any claims asserted with reasonable specificity and in writing by notice to the other party prior to the expiration date of the three (3)-year survival period shall not thereafter be barred and such claims shall survive until finally resolved.
(l)    The Seller covenants that within five (5) days after the date hereof, the Seller shall provide to the Purchaser an employee census for the Acquired Companies, indicating any and all protected classes, including without limitation, age, race and gender.
10.9    Audit Support. From and after the date of this Agreement and until the completion of the audit of the consolidated Financial Statements of the Business for the (A) fiscal years ended February 3, 2018, December 31, 2016, December 31, 2015, and the related unaudited consolidated statements of income for the period then ended (B) the one month period ending February 3, 2017 and (C) the opening balance sheet dated December 31, 2015 (the “Audit” and, such audited Financial Statements, the “Audited Financial Statements”), the Seller shall, in the manner set forth in the Transition Services Agreement, use Reasonable Efforts to assist the Purchaser in connection with the Purchaser’s preparation of the Audited Financial Statements, including providing access (in a manner consistent with Section 5.2) to the properties, books, records, employees (including financial and accounting personnel), and external auditors of the Seller, Dell and their respective Subsidiaries, provided that (i) none of the Seller, Dell or any of their Subsidiaries shall be required to retain any additional personnel or employees in connection with providing such assistance, including any former employees of the Business; (ii) Seller and its Affiliates shall have no obligation to provide tax assistance (but shall provide tax information) pursuant to this Section 10.9, and (iii) the Purchaser shall reimburse Seller for all out-of-pocket fees, costs and expenses incurred by Seller, Dell and their respective Affiliates in connection with such assistance, in an amount not to exceed $10,000 in the aggregate without the Seller giving the Purchaser prior written notice. Any information provided to or obtained by the Purchaser or the auditor engaged to conduct the Audit (the “Auditor”) pursuant to this Section 10.9 shall be subject to the terms of, and the restrictions contained in, the NDA.  The Seller shall cause such executive officer(s) of the Acquired Companies as are required by the Auditor, each in his, her or their capacity as an officer of the Acquired Companies, to execute and deliver management representation letters and other certifications, in each case in a customary form and substance, required by the Auditor in connection with the preparation of the Audited Financial Statements. Notwithstanding any other provision of this Agreement to the contrary, the Seller and its Affiliates shall not have any Liability for any matter relating to, or in connection with, or arising out of the Audited Financial Statements or the preparation thereof; provided, however, that nothing contained in this sentence shall in any way limit the Purchaser’s ability to make a claim for indemnification under Article 8 for any breach of Section 3.5 hereof.
10.10    Seller-Retained Software Rights. Mozy (on behalf of itself and the other Acquired Companies) hereby grants, and agrees to grant, to the Seller a worldwide, perpetual, irrevocable, fully-paid, royalty-free, non-exclusive license, with the right to sublicense through multiple tiers, to use (including reproduce, create derivative works of, distribute, display, perform, and otherwise exploit in any manner) package, class, library, function, and routine level portions (“Minor Portions”) of the Business Products, in both source code and object code form, to the extent any such Minor Portions were incorporated into any products or services of the Seller or its Affiliates prior to the Initial Closing Date. The foregoing license shall apply to such incorporating products or services as they exist as of the Initial Closing Date and as they may be modified or improved thereafter substantially in accordance with a product roadmap of the Seller or its Affiliates as of the Initial Closing Date or reflects a reasonably foreseeable future derivative use thereof. For the avoidance of doubt, nothing in this Section 10.10 shall be construed as a right to use or distribute any Business Product as a whole or substantial whole.
10.11    Websites. The Seller and Dell agree that within sixty (60) days after the Initial Closing, the Seller and/or Dell shall use Reasonable Efforts to modify their marketing, advertising, training and other materials, including all websites, to delete all references to the Business, the Business Products and the Acquired Companies, except as may otherwise be agreed to by the Purchaser or otherwise consistent with the principles of trademark fair use.
10.12    Settlement of Intercompany Amounts. The parties hereto acknowledge that as of immediately prior to the Initial Closing, there may be accounting items outstanding under the Intercompany Agreements between the Acquired Companies and the Seller and its Affiliates that have not been fully settled (the “Outstanding Intercompany Accounting Items”). The parties hereto agree to cooperate in good faith to support the Seller in settling the Outstanding Intercompany Accounting Items as soon as practicable following the Initial Closing Date (the “Intercompany Settlement”). The intent of the Intercompany Settlement will be to put the Acquired Companies, and its Affiliates as an affiliated group, and the Seller and its Affiliates in the same position as they would have been if (a) there were no Outstanding Intercompany Accounting Items at the time of the Initial Closing and (b) the Intercompany Settlement happened immediately prior to the Initial Closing. The parties hereto acknowledge and agree that (i) there shall be no cash transfers required between the parties hereto as part of the Intercompany Settlement, other than as agreed by the Seller and the Purchaser pursuant to a mechanism to be negotiated in good faith between the date hereof and the Initial Closing, with the intent that neither party shall bear any additional cost on a net basis as a result of the Intercompany Settlement occurring after the Initial Closing Date instead of prior to the Initial Closing Date, (ii) neither the Purchaser nor any of the Acquired Companies shall have any liabilities or performance obligations under the Intercompany Agreements after the Initial Closing Date, except those set forth on Schedule 6.3(a)(vii), and (iii) the Purchase Price shall not be adjusted in connection with the Intercompany Settlement, except pursuant to the mechanism negotiated pursuant to this Section 10.12. The Seller shall reimburse the Purchaser for all reasonable out-of-pocket fees, costs, and expenses, including without limitations such reasonable fees, costs and expenses incurred in connection with the mechanism contemplated by this Section 10.12, incurred by the Purchaser or any of its Affiliates in connection with this Section 10.12, in an amount not to exceed $10,000 in the aggregate without the Purchaser giving the Seller prior written notice.
ARTICLE 11
MISCELLANEOUS
11.1    Governing Law; Forum.
(a)    The Laws of the State of Delaware (without reference to its principles of conflicts of law) shall govern the construction, interpretation and other matters arising out of or in connection with this Agreement and its exhibits and schedules (whether arising in contract, tort, equity or otherwise); provided that, notwithstanding the foregoing, except as set forth in the Debt Commitment Letter, any disputes involving any of the Financing Source Related Parties will be governed by and construed in accordance with the applicable Laws of the State of New York without giving regard to conflicts or choice of law principles that would result in the application of any Law other than the Law of the State of New York.
(b)    The parties mutually desire that friendly collaboration will develop between them. Accordingly, they will try to resolve in a friendly manner all disagreements and misunderstandings connected with their respective rights and obligations under this Agreement or any agreement or document delivered pursuant hereto or the Transaction Agreements, including any amendments hereof and thereof. Except with respect to matters for which an injunction, specific performance or other equitable relief is sought pursuant to Section 11.12, in the event that after the date hereof, to the extent that any misunderstanding, dispute, controversy or claim (a “Dispute”) arising out of or relating to the transactions contemplated by the Transaction Agreements or the validity, interpretation, breach or termination of any such agreement cannot be resolved agreeably in a friendly manner either the Purchaser or the Seller may by written notice to the other party (the

“Initial Notice”) call for the consideration of such dispute by a high level management employee (a “High Level Management Employee”), to discuss and attempt to resolve the Dispute. Such High Level Management Employee may be assisted by other advisors, including accountants, attorneys and employees, in his or her discussions and negotiations with the other party. The Purchaser and the Seller agree to negotiate in good faith with one another for an additional period ending sixty (60) days after the date of the Initial Notice. Any Dispute which the parties cannot resolve through negotiation within such sixty (60) day period may then be submitted to the courts for resolution pursuant to Section 11.10(c). Nothing in this Section 11.10(b) will prevent either party from resorting to judicial proceedings if (i) Reasonable Efforts to resolve the Dispute under these procedures have been unsuccessful or (ii) interim relief from a court is necessary to prevent serious or irreparable injury to one party or to others or to enforce any restrictive covenant. All offers of compromise or settlement among the parties or their Representatives in connection with the attempted resolution of any Dispute shall be deemed confidential settlement communications that have been delivered in furtherance of a Dispute settlement and shall be exempt from discovery and production and shall not be admissible in evidence (whether as an admission or otherwise) in any proceeding for the resolution of the Dispute.
(c)    The parties hereto irrevocably submit to the exclusive jurisdiction of the Delaware Court of Chancery (or if such court does not have jurisdiction, any state court located within the State of Delaware, or if those courts do not have jurisdiction, then any federal court of the United States located within the State of Delaware). Each party hereby irrevocably agrees that all claims in respect of such Dispute or proceeding will be heard and determined in such courts (and the courts hearing appeals from such courts). The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such Dispute brought in such court or any defense of inconvenient forum in connection therewith. TO THE EXTENT PERMITTED BY APPLICABLE LAW THEN IN EFFECT, EACH PARTY HERETO WAIVES ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM WHETHER BASED ON CONTRACT, TORT OR OTHERWISE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTION OF ANY OF THE PARTIES THERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.
(d)    EXCEPT AS EXPRESSLY PROVIDED OTHERWISE IN THIS AGREEMENT, EACH PARTY HERETO WAIVES ANY CLAIM FOR ATTORNEYS’ FEES, COSTS OR PREJUDGMENT INTEREST FROM THE OTHER.

(e)    Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against any of the Financing Source Related Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or the Debt Commitment Letter or the performance of any of the foregoing, in any forum other than a court of competent jurisdiction located within the City of New York, New York, whether a state or Federal court.
11.2    Binding Effect, Assignment and Beneficiaries.
(a)    This Agreement binds and benefits the parties and their respective successors and assignees, except that the Purchaser will not assign any of its rights under this Agreement prior to the Initial Closing without the prior written consent of the Seller; provided that, without such consent, the Purchaser may transfer or assign its rights under this Agreement, in whole or in part from time to time, to the Financing Sources and any other financing sources for collateral security purposes, but no such transfer or assignment of any of its rights under this Agreement will relieve the Purchaser of its obligations hereunder. In addition, no party may delegate any performance of its obligations under this Agreement, except that the Purchaser may at any time assign, delegate or transfer in whole or in part the performance of its obligations (other than the obligation to pay the Purchase Price) to any Affiliate of the Purchaser so long as the Purchaser (i) remains fully responsible for the performance of the delegated obligations by executing such documents or instruments as the Seller may reasonably request and (ii) such Affiliate executes a written agreement of assumption of such obligations in a form reasonably acceptable to the Seller.
(b)    Notwithstanding the foregoing, following the Initial Closing, the Seller may assign all or part of its rights under this Agreement and delegate all or part of its obligations under this Agreement to one or more Persons, the majority of the capital stock or equity interest of which are owned, directly or indirectly, by the Seller or any Affiliate thereof so long as the Seller (i) remains fully responsible for the performance of the delegated obligations by executing such documents or instruments as the Purchaser may reasonably request and (ii) such assignee executes a written agreement of assumption of such obligations in a form reasonably acceptable to the Purchaser; in which event all the rights and powers of the Seller and the remedies available to it under this Agreement shall extend to and be enforceable by each such assignee. In the event of any such assignment and delegation referred to above, the term “Seller” as used in this Agreement shall be deemed to refer to each such assignee of the Seller where appropriate, and shall be deemed to include both the Seller and each such assignee where appropriate.
(c)    Nothing in this Agreement, express or implied, other than the rights of Indemnified Parties pursuant to Article 8 and Affiliate Indemnified Parties pursuant to Section 10.4, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
(d)    Notwithstanding the foregoing, each Financing Source shall be an express third-party beneficiary of and shall be entitled to rely upon and enforce Sections 11.1(a), the last sentence of 11.1(c), 11.1(d), 11.1(e), and 11.7 and this Section 11.2(d). In addition, (i) the Seller agrees, on behalf of itself, its Affiliates and their respective directors, officers, managers, members, stockholders, partners, employees, agents, Representatives, successors and permitted assigns (collectively, the “Seller Related Parties”) that the Financing Source Related Parties shall be subject to no liability or claims (whether legal or equitable, arising under contract, tort or otherwise) by the Seller or such Seller Related Parties arising out of or relating to this Agreement, the Financing, the Debt Commitment Letter or the Contemplated Transactions or in connection with the Financing, or the performance of services by such Financing Source Related Parties with respect to the foregoing, (ii) waives any rights or claims of any kind or nature (whether legal or equitable, arising under contract, tort or otherwise) the Seller or any Seller Related Party may have against any Financing Source Related Party relating to this Agreement, the Financing, the Debt Commitment Letter or the Contemplated Transaction or in connection with the Financing, or the performance of services by such Financing Source Related Parties with respect to the foregoing, and (iii) agrees not to commence (and, if commenced, agrees to dismiss or otherwise terminate, and not to assist) any action, arbitration, audit, hearing, investigation, litigation, petition, grievance, complaint, suit or proceeding against any Financing Source Related Party relating to this Agreement, the Financing, the Debt Commitment Letter or the Contemplated Transaction or in connection with the Financing, or the performance of services by such Financing Source Related Parties with respect to the foregoing.
11.3    Severability. If any term or provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining terms and provisions of this Agreement shall remain in full force, if the essential terms and conditions of this Agreement for each party remain valid, binding and enforceable. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
11.4    Entire Agreement; Conflicting Provisions. This Agreement, together with the other Transaction Agreements and any side letters executed by the parties in connection therewith, and all of the exhibits and schedules appended hereto and thereto, constitute the final, complete and exclusive statement of the parties’ agreement on the matters contained herein and therein. All prior and contemporaneous negotiations and agreements between the parties on the matters contained in this Agreement and the other Transaction Agreements are superseded by this Agreement and the other Transaction Agreements, including, but subject to Section 5.5(b), the NDA.
11.5    Counterparts. The parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the party that signed it, and all of which together constitute one agreement. This Agreement is effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties. The signatures of all parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission which includes a copy of the sending party’s signature(s) is as effective as signing and delivering the counterpart in person.
11.6    Expenses. Except to the extent specified otherwise in this Agreement, each party will pay its own costs, professional fees and other expenses (including all legal, accounting, broker, lender or investment banking) incurred by it in connection with the Contemplated Transactions.
11.7    Amendment. The parties may amend this Agreement only by a written agreement signed by the parties and that identifies itself as an amendment to this Agreement. Notwithstanding anything to the contrary contained herein, none of Sections 11.1(a), 11.1(d), 11.1(e), and 11.2(d), this Section 11.7, and the last sentence of Section 11.1(c) may be amended, modified, waived or terminated in a manner that impacts or is adverse in any respect to the Financing Source Related Parties without the prior written consent of the Financing Source Related Parties.
11.8    Waiver. The parties may waive a provision of this Agreement only by a writing signed by the party against whom enforcement of the waiver is sought. A party is not prevented from enforcing any right, remedy or condition in the party’s favor because of any failure or delay in exercising any right or remedy or in requiring satisfaction of any condition, except to the extent that the party specifically waives the same in writing. A written waiver given for one matter or occasion is effective only in that instance and only for the purpose stated. A waiver once given is not to be construed as a waiver for any other matter or occasion. Any enumeration of a party’s rights and remedies in this Agreement is not intended to be exclusive, and a party’s rights and remedies are intended to be cumulative to the extent permitted by Law and include any rights and remedies authorized in Law or in equity.
11.9    Notices. Each party giving any notice required or permitted under this Agreement will give the notice in writing, and shall be deemed to have been duly given: (a) when received if delivered personally; (b) when transmitted if sent by facsimile (with transmission confirmed); (c) the day after it is sent if sent by commercial overnight courier; or (d) upon receipt if sent by certified or registered mail (return receipt requested). Notice to a party is effective for purposes of this Agreement only if given as provided in this Section 11.9 at the address of which the sending party has been notified in accordance with this Section 11.9 (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.9).
If to Seller:        EMC Corporation
c/o Dell Technologies Inc.
176 South Street
Hopkinton, MA 01748
Attention: C. Matthew Olton, Senior Vice President
Email: Matt.Olton@Dell.com

And            Dell Technologies Inc.
One Dell Way, RR1-33
Round Rock, Texas 78682
Attn: Janet M. Bawcom, Senior Vice President and Assistant Secretary
Email: Janet_Bawcom@Dell.com

With a copy to:    Foley Hoag LLP
155 Seaport Boulevard
Boston, MA 02210
Facsimile: (617) 832-7000
Attention: Alex Aber

If to the Purchaser:    Carbonite, Inc.
2 Avenue de Lafayette
Boston, MA 02111
Attention: Danielle Sheer, General Counsel
Email: DSheer@carbonite.com

With a copy to:    Foley & Lardner LLP
111 Huntington Avenue
Boston, MA 02199
Facsimile: (617) 342-4001
Attention: Susan E. Pravda
Email: spravda@foley.com
11.10    Construction of Agreement.
(a)    Where this Agreement states that a party “shall,” “will” or “must” perform in some manner or otherwise act or omit to act, it means that the party is legally obligated to do so in accordance with this Agreement.
(b)    In the negotiation of this Agreement, each party has received advice from its own attorneys. This Agreement is not to be construed for or against any party based on which party drafted any of the provisions of this Agreement.
(c)    The captions, titles, headings, recitals and table of contents included in this Agreement are for convenience only, and do not affect the construction or interpretation of this Agreement.
(d)    The words “including,” “includes,” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance.
(e)    The words “hereof, “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole (including any annexes, exhibits and schedules to this Agreement) and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified.
(f)    Any reference in this Agreement to wire transfers or other payments requires payment in Dollars unless some other currency is expressly stated in that reference.
(g)    Any reference in this Agreement to the singular includes the plural where appropriate. Any reference in this Agreement to the masculine, feminine or neuter gender includes the other genders where appropriate.
(h)    A reference to any legislation or to any provision of any legislation in this Agreement shall include any amendment thereto, and any modification or re-enactment thereof,

any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.
(i)    When calculating the period of time before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.
(j)    A reference in this Agreement to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof.
(k)    Any reference in this Agreement to an Article, Section, Exhibit or Schedule shall be deemed to be a reference to the corresponding Article, Section, Exhibit or Schedule of this Agreement unless otherwise specified.
(l)    The word “or” when used in this Agreement shall be deemed to be used in the inclusive sense of “and/or”, the word “any” when used in this Agreement shall be deemed to be used in the sense of “any and all”, and the words “to the extent” when used in this Agreement shall mean the degree to which a subject or other item extends and shall not simply mean “if”.
11.11    No Joint Venture. Nothing in this Agreement creates a joint venture or partnership between the parties. This Agreement does not authorize any party (a) to bind or commit, or to act as an agent, employee or legal representative of, another party, except as may be specifically set forth in other provisions of this Agreement, or (b) to have the power to control the activities and operations of another party. The parties are independent contractors with respect to each other under this Agreement. Each party agrees not to hold itself out as having any authority or relationship contrary to this Section 11.11.
11.12    Remedies Cumulative; Specific Performance. The provisions of this Section 11.12 are subject to Section 8.6 and the rights and remedies of the parties hereto will be cumulative (and not alternative). Subject to the following sentence, the parties agree that irreparable damage would occur if any provision of this Agreement was not performed in accordance with the terms hereof or were otherwise breached and that the parties shall be entitled (without the requirement to post a bond or other security) to an injunction or injunctions to prevent breaches and threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at Law or in equity.
11.13    Law Firm Representation. Recognizing that Foley Hoag (“Foley Hoag”) has acted as legal counsel to the Acquired Companies, the Seller and certain of its Affiliates prior to the date hereof, and that Foley Hoag intends to act as legal counsel to the Seller and its Affiliates (which will no longer include the Acquired Companies) after the Initial Closing Date, the Purchaser, each member of the Seller Group and each of the Acquired Companies hereby waives, on its own behalf and agrees to cause its respective Affiliates to waive, any conflicts that may arise in connection with Foley Hoag representing any member of the Seller Group or its Affiliates after the Initial Closing Date as such representation may relate to the Purchaser, the Acquired Companies or the

Contemplated Transactions. In addition, all communications involving attorney-client confidences between any of the Acquired Companies, any member of the Seller Group and their respective Affiliates, on the one hand, and Foley Hoag, on the other hand, relating to the negotiation, documentation and consummation of the Contemplated Transactions shall be deemed to be attorney-client confidences that belong solely to members of the Seller Group (and not any of the Acquired Companies). Accordingly, neither the Purchaser nor any of the Acquired Companies shall have access to any such communications or to the files of Foley Hoag relating to such engagement from and after the Initial Closing Date. Without limiting the generality of the foregoing, from and after the Initial Closing Date, (i) the Seller Group (and not any of the Acquired Companies) shall be the sole holder of the attorney-client privilege with respect to such engagement, (ii) to the extent that files of Foley Hoag in respect of such engagement constitute property of the client, only the Seller Group (and not any of the Acquired Companies) shall hold such property rights and (iii) Foley Hoag shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Purchaser by reason of any attorney-client relationship between Foley Hoag and any of the Acquired Companies.
[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

DELL TECHNOLOGIES INC.

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Senior Vice President and Assistant Secretary

EMC CORPORATION

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Senior Vice President and Assistant Secretary

MOZY, INC.

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Senior Vice President and Assistant Secretary

CARBONITE, INC.

By:	/s/ Anthony Folger
Name:	Anthony Folger
Title:	Chief Financial Officer

LIST OF EXHIBITS

Exhibit	Document Name
A	Certain Definitions
B	Form of Guaranty
C	Form of Transition Services Agreement
D	Form of Stock Power
E-1	Form of Bill of Sale
E-2	Form of Assignment and Assumption Agreement
F	Seller Group
G	Purchaser Group
H	Form of Strategic Relationship Agreement
I	Intellectual Property License Agreement
J	Trademark License Agreement

EXHIBIT A
Certain Definitions
For purposes of the Agreement (including this Exhibit A):
“Accountants Determination” has the meaning set forth in Section 2.3(c)(iii).
“Accrued PTO” has the meaning set forth in Section 10.8(e).
“Acquired Assets” means the Shares and the Separately Owned Acquired Assets.
“Acquired Companies” means Mozy and each of its direct and indirect Subsidiaries.
“Acquired Company Assets” means all of the Assets of the Acquired Companies.
“Acquired Company Liabilities” has the meaning set forth in Section 1.3.
“Additional Closing” means a closing of the sale and purchase of Acquired Assets and the assumption of Assumed Liabilities with respect to any country the closing of which did not occur at the Initial Closing.
“Affiliate” means in the case of a Business Entity, another Business Entity that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Business Entity. For the avoidance of doubt, none of the Acquired Companies shall be an Affiliate of the Seller or Dell following the Initial Closing Date.
“Affiliate Indemnified Party” has the meaning set forth in Section 10.4.
“Agreed Portion” has the meaning set forth in Section 8.3(b)(ii).
“Agreement” has the meaning set forth in the introductory paragraph hereto.
“Alternative Financing” has the meaning set forth in Section 5.8(a)(iii).
“Antitrust Laws” has the meaning set forth in Section 5.6(b).
“Applicable Governmental Authorization” has the meaning set forth in Section 3.9.
“Arbitrating Accountants” has the meaning set forth in Section 2.3(c)(ii).
“Assets” means all assets, properties and rights of every kind (whether tangible or intangible), including real and personal property.
“Assignment and Assumption Agreement” has the meaning set forth in Section 1.5(c).
“Assumed Liabilities” has the meaning set forth in Section 1.3.

“Audit” has the meaning set forth in Section 10.9.
“Audited Financial Statements” has the meaning set forth in Section 10.9.
“Authorized Seller Representative” means Katherine Byrnes or any other Person so authorized in writing by the Seller.
“Baseline Purchase Price” means an amount equal to One Hundred and Forty-Five Million Eight Hundred Thousand Dollars ($145,800,000).
“Basket” has the meaning set forth in Section 8.5(a).
“Bill of Sale” has the meaning set forth in Section 1.5(b).
“Business” means the developing, supporting, marketing, offering for use, and provisioning of online backup and recovery services for computer and data servers (through the operation of the Business Products), as conducted by the Acquired Companies as of the Initial Closing Date.
“Business Confidential Information” has the meaning set forth in Section 10.5(a).
“Business Day” means any day other than Saturday, Sunday or any day on which banking institutions in the State of New York and The Commonwealth of Massachusetts are closed either under applicable Law or action of any Governmental Entity.
“Business Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.
“Business Privacy Policies” has the meaning set forth in Section 3.27(f).
“Business Products” means the Mozy data and computer backup and restoration Software products, as set forth in Schedule 3.8(a) of the Seller Disclosure Schedule and offered for use by the Acquired Companies as of the Initial Closing Date.
“Business Product Proprietary Software” means Software in the Business Products that is owned by the Acquired Companies, as in existence on the Initial Closing Date. For clarity, Business Product Proprietary Software excludes Third Party Embedded Software.
“Cash” means the fair market value of all cash and cash equivalents held by the Acquired Companies as of the Initial Closing Date (before taking into account the consummation of the Contemplated Transactions), including amounts held in banks outside of the United States.
“China” means The People’s Republic of China.
“Claim Notice” has the meaning set forth in Section 8.3(a).

“Claimed Amount” has the meaning set forth in Section 8.3(a).
“Claims” means any and all claims (including any cross-claim or counterclaim), causes of action, suits, charges, complaints, litigation, demands, arbitration, proceedings (including any civil, criminal, administrative, investigative or appellate proceedings), hearings, inquiries, audits, disputes and other assertions of Liability, whenever or however arising.
“Closing” means the Initial Closing or any Additional Closing, as applicable.
“Closing Balance Sheet” has the meaning set forth in Section 2.3(b).
“Closing Date” means the Initial Closing Date or any date upon which an Additional Closing occurs, as applicable.
“Closing Payment Statement” has the meaning set forth in Section 2.3(b).
“COBRA” has the meaning set forth in Section 3.13(c).
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Company Databases” means the distinct electronic or other database containing (in whole or in part) Personal Data and Customer Data maintained by or for the Acquired Companies and, as related to the Business, the Seller.
“Contemplated Transactions” has the meaning set forth in Section 2.2(a).
“Contract” means any contracts, agreements, arrangements, real property leases, personal property leases, licenses, obligations, commitments and undertakings, whether written or oral.
“Controlling Party” has the meaning set forth in Section 8.3(d)(iii).
“Copyrights” means copyrights and moral rights (including any registrations, applications, renewals, extensions and reversions for any of the foregoing).
“Customer Data” means any and all information (a) collected by the Acquired Companies or with respect to Business about visitors to or users of the Acquired Companies’ or, with respect to the Business, the any member of the Seller Group’s websites(s) or services which either (i) identifies such customer or its unique visitors or users, (ii) is unique to such customer or its unique visitors or users or (iii) could provide insight into such users’ or visitors’ behavior if analyzed, aggregated or otherwise examined or (b) held, retained or maintained by an Acquired Company, or with respect to the Business, a member of the Seller Group, for purposes of analyzing or comparing any interaction between third parties and such website(s) to the extent such data is received in accordance with applicable terms and conditions governing the use and sale of the Company’s products and services.

“Damages” means any claims, injuries, losses, damages, liabilities, settlements, judgments, awards, penalties, fines, costs or expenses (including reasonable and documented legal, expert and consultant fees and expenses) of any kind or nature.
“Debt Commitment Letter” means, collectively, the commitment letter, dated as of February 12, 2018, from the Financing Sources identified therein, pursuant to which such Financing Sources have agreed, subject to the terms and conditions set forth therein (including in the exhibits and annexes attached thereto), to provide the Financing, and the Fee Letter related thereto, in each case, as amended, restated, supplemented or otherwise modified in accordance with the terms thereof and of this Agreement.
“Dell” has the meaning set forth in the introductory paragraph hereto.
“Dispute” has the meaning set forth in Section 11.1(b).
“Dollars” and the sign “$” each mean lawful money of the United States of America.
“EMC China” means EMC Information Technology Research & Development (Shanghai) Co., Ltd., a company organized under the Laws of China.
“EMC Select Agreement” means that certain Amended and Restated EMC Select Agreement for Resale of SaaS Services by and between the Seller and Mozy, dated as of February 12, 2018.
“Employees of the Business” means an employee of the Acquired Companies or any member of the Seller Group or one of their respective Subsidiaries that is employed in the Business, including any employee deemed to be an “Employee of the Business” pursuant to Section 5.1(b)(ii).
“Encumbrance” means any claim, mortgage, guarantee, pledge, security interest, encumbrance, charge, or other lien (whether arising by contract or by operation of Law).
“Environmental Laws” means any Law that pertains to environmental protection or environmental contamination of any type whatsoever, including all Laws relating to (a) the manufacture, processing, use, distribution, treatment, storage, disposal, generation or transportation of Hazardous Materials; (b) air, surface, ground, water or noise pollution; (c) any Release of Hazardous Materials; (d) the protection of wildlife, endangered species, wetlands or other natural resources; (e) the protection of the health and safety of employees; and (f) any notification requirements relating to the foregoing, and including the following statutes and regulations adopted thereunder: (i) the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. § 9601 et seq. (“CERCLA”); (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation Recovery Act and the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. § 6901 et seq. (“RCRA”); (iii) the Federal Water Pollution Control Act, as amended by the Clean Water Act of 1977, 33 U.S.C. § 1251 et seq.; (iv) the Clean Air Act, as amended, 42 U.S.C. § 7401 et seq.; (v) the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq. (“TSCA”); (vi) the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; (vii) the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq. (“HMTA”); (viii) the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; (ix) the

Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; and (x) the Occupational Safety and Health Act, 19 U.S.C. § 6251 et seq.
“Environmental Permit” means any permit, license, certification, approval or registration required under any Environmental Law.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“Estimated Closing Balance Sheet” has the meaning set forth in Section 2.3(a)(i).
“Estimated Working Capital” has the meaning set forth in Section 2.3(a)(i).
“Excess Amount” has the meaning set forth in Section 8.3(d)(v).
“Excess Severance” has the meaning set forth in Section 10.8(b).
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Excluded Assets” has the meaning set forth in Section 1.2.
“Excluded Damages” means (a) any punitive or exemplary damages, (b) any diminution of or reduction in value, (c) any damages based on any type of multiple, and (d) any damages that are not, as of the date of this Agreement, the probable and reasonably foreseeable result of an inaccuracy or breach of the Seller’s representations, warranties or covenants under this Agreement, provided, however, Excluded Damages shall not limit any parties right to indemnification with respect to: (i) any such damages or losses that are required to be paid to a Third Party pursuant to a Third Party Claim and (ii) in the case of Fraud.
“Excluded Liabilities” has the meaning set forth in Section 1.4.
“Excluded Seller Facility” has the meaning set forth in Section 10.6(a).
“Excluded Services” means finance, accounting and audit services, including Sarbanes-Oxley Act of 2002 compliance and statutory reporting; treasury services, including customer financing and factoring; insurance services; HR systems and administration, including payroll and benefits administration; travel and entertainment; tax services; executive and management services; legal services; risk management services, including credit limit approval, price exception approval and demand planning approval; facilities management services (including environmental, health and safety services); corporate marketing, strategy and development services; Software or other technology used in the Business, including proprietary or third party development tools or platforms (but excluding the Business Product Proprietary Software); Software and other engineering systems;

general and administrative services; computer and information processing services, including report-generating services; group purchasing services; investor relation services; and information technology services that support each of the foregoing services.
“Excluded Taxes” means, without duplication, the following: (a) except for Taxes payable by the Acquired Companies, all Taxes relating to the acquisition, ownership, or sale of any Acquired Asset in any Pre-Closing Period; (b) all Taxes payable by the Acquired Companies for any Pre-Closing Period; (c) all Taxes payable by the Seller or its Affiliates with respect to any amount required to be included under Section 951(a) of the Code with respect to any Straddle Period of the Acquired Companies, as allocated to the portion of such Straddle Period that ends on and includes the Initial Closing Date pursuant to Section 9.1(a)(iii), but excluding any Taxes attributable to any "subpart F income" under Section 965 of the Code; (d) any liability for Taxes of the Seller, its Affiliates, or the Acquired Companies attributable to any "subpart F income" under Section 965 of the Code; (e) all Seller Group Taxes; (f) any and all Taxes for a Pre-Closing Period of any Person imposed on the Acquired Companies or Purchaser as a transferee or successor resulting from an event or transaction occurring before the Initial Closing Date, and (g) any and all Taxes for a Pre-Closing Period of any Person imposed on the Acquired Companies or Purchaser under any Tax sharing, Tax allocation, Tax indemnification, or similar agreement or arrangement. Notwithstanding the foregoing, the term “Excluded Taxes” shall exclude (i) any Transfer Charges for which the Purchaser is responsible under Section 9.1(b); (ii) any Taxes that result from a breach by the Purchaser of any covenant or other obligation in this Agreement; and (iii) any Taxes taken into account in the calculation of Working Capital.
“Excluded Technology” means Seller’s or its Affiliates’ products, technology and Intellectual Property related to general IT infrastructure technology, including servers, PCs, storage, backup and recovery (other than the Business Product Proprietary Software code), networking, cloud infrastructure platforms, distributed and converged infrastructure, data centers, operating systems, security and virtualization.
“Fee Letter” means the fee letter, dated as of February 12, 2018, by and between the Purchaser, Silicon Valley Bank, and Citizens Bank, N.A., relating to the Financing, as amended, restated, supplemented or otherwise modified in accordance with the terms of the Debt Commitment Letter and this Agreement.
“Final Closing Date” has the meaning set forth in Section 5.6(d).
“Final Determination Date” shall mean the earliest to occur of (A) the first Business Day occurring immediately after the expiration of the First Review Period, if the Seller shall not have delivered an Objection Notice to the Purchaser within the First Review Period, (B) the date on which either the Seller or the Purchaser gives the other a written notice that such party has no objection to the other party’s determination of all of the items set forth in the Closing Payment Statement, (C) the date on which the Seller and the Purchaser execute and deliver a Settlement Agreement resolving all disputed items and (D) the date as of which the Seller and the Purchaser receive the Accountants Determination.
“Final Working Capital” has the meaning set forth in Section 2.3(d).

“Financial Statements” has the meaning set forth in Section 3.5(a).
“Financing” has the meaning set forth in Section 5.8(a).
“Financing Action” has the meaning set forth in Section 5.8(a)(ii).
“Financing Source Related Parties” shall mean the Financing Sources, their Affiliates and their respective directors, officers, managers, members, stockholders, partners, employees, agents, Representatives, successors and permitted assigns.
“Financing Sources” means, in their capacity as such, any lender providing a commitment pursuant to the Debt Commitment Letter or any Affiliates, employees, officers, directors, agents or advisors of any such lender.
“First Review Period” has the meaning set forth in Section 2.3(c)(i).
“Foley Hoag” has the meaning set forth in Section 11.13.
“Fraud” shall mean, with respect to the Seller and the Purchaser, an actual, knowing and intentional fraud with respect to the making of any Seller Representation or any Purchaser Representation, as applicable, with the express intention that the other party hereto rely thereon to its detriment.
“GAAP” means generally accepted accounting principles in the United States, consistently applied.
“Government Bid” means any quotation, bid or proposal by any member of the Seller Group or the Acquired Companies that, if accepted or awarded, would result in a Government Contract.
“Government Contracts” means any Contract that is (a) between any member of the Seller Group or the Acquired Companies, on the one hand, and a federal governmental entity, on the other hand, or (b) entered into by any member of the Seller Group or the Acquired Companies pursuant to which a member of the Seller Group or the Acquired Companies acts as a subcontractor in connection with a Contract between another Person and a federal governmental entity, in each case used or held for use exclusively in, or relating exclusively to, the operation or conduct of the Business.
“Governmental Authorization” means any permit, consent, license, certificate, franchise, permission, variance, clearance, registration, agreement, consent, qualification, authorization or approval issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law, excluding any Environmental Permit.
“Governmental Entity” means any of the following: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, non-U.S. or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental, regulatory or administrative body, division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Guaranty” has the meaning set forth in the recitals.
“Hazardous Material” means each and every element, compound, chemical mixture, contaminant, pollutant, material or other substance that is defined or identified as hazardous or toxic under any Environmental Law or the Release of which is prohibited or regulated under any Environmental Law, including (a) any “hazardous substance,” “extremely hazardous substance” or “pollutant or contaminant” as those terms are defined in CERCLA; (b) any “hazardous waste” as that term is defined in the RCRA; (c) any “hazardous material” as that term is defined in the HMTA; (d) any “chemical substance or mixture” as that term is defined in the TSCA; (e) petroleum and petroleum products and byproducts; (f) asbestos; and (g) radioactive or explosive materials.
“High Level Management Employee” has the meaning set forth in Section 11.1(b).
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Income Taxes” means any Taxes imposed on or measured by reference to gross or net income or receipts, and franchise, net worth, capital or other doing-business Taxes and all related interest and penalties.
“Indebtedness” means, at a particular time, without duplication, determined on a consolidated basis, the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any prepayment premiums and penalties payable as a result of the consummation of the transactions contemplated by this Agreement) arising under any indebtedness for borrowed money, notes, bonds, debentures and other debt securities, interest rate, currency or other hedging arrangements, and letters of credit incurred by any Acquired Company; provided, however, that, notwithstanding the foregoing, “Indebtedness” shall not include: (a) any intra-company obligations, loans or transactions between an Acquired Company and its Subsidiaries; and (b) any Intercompany Agreement or any other intercompany obligation, loan or transaction between an Acquired Company and its Affiliates, which shall be subject to Section 10.12.
“Indemnified Party” has the meaning set forth in Section 8.3(a).
“Indemnifying Party” has the meaning set forth in Section 8.3(a).
“Initial Closing” means the closing of the sale and purchase of the Acquired Assets and the assumption of the Assumed Liabilities with respect to (a) the transfer of the Shares and (b) the closing of the sale and purchase of any other Acquired Assets and the assumption of any other Assumed Liabilities for which closing conditions have been satisfied and which occur on the same date.
“Initial Closing Date” has the meaning set forth in Section 2.2(a).
“Initial Notice” has the meaning set forth in Section 11.1(b).
“Intercompany Agreements” has the meaning set forth in Section 5.3.
“Intercompany Settlement” has the meaning set forth in Section 10.12.

“Intellectual Property” means intellectual property rights pursuant to the Laws of any jurisdiction throughout the world, whether registered, granted, issued, applied for, unissued, or unregistered, including Trademarks, Copyrights, Patents and Trade Secrets.
“Intellectual Property License Agreement” means that certain intellectual property license agreement to be entered into by and among Mozy, the Seller, EMC IP Holding Company LLC and the Purchaser, in the form appended hereto as Exhibit I.
“Intellectual Property Assets” means the registered Trademarks and Copyrights set forth in Schedule 3.8(b)(i) and Schedule 3.8(b)(iii), respectively, of the Seller Disclosure Schedule, and the Business Product Proprietary Software and the other material Copyrights and Trade Secrets owned by the Acquired Companies and subsisting in the Business Product Proprietary Software as of the Initial Closing Date.
“Inventory” means all inventory used or held for use exclusively in the Business including all raw materials, work-in-process and finished goods (including in transit, on consignment or in the possession of any Third Party and excluding, for the avoidance of doubt, any Software).
“IT Assets” means the computers, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology hardware and equipment of the Acquired Companies, as it relates to the Business.
The terms “Knowledge” and “Known” will qualify the matter referred to as being (a) in the case of the Purchaser, the actual knowledge of a Purchaser Knowledge Party of a particular fact or other matter, after reasonable inquiry, (b) in the case of the Seller, the actual knowledge of a Seller Knowledge Party of a particular fact or other matter, after reasonable inquiry.
“Laws” means all federal, state, regional, county, local and non-U.S. constitutions, statutes, laws (including common laws), ordinances, regulations and rules of any and all Governmental Entities.
“Legal Proceeding” means any claim, action, suit, litigation, arbitration proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, complaint, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving any court or other Governmental Entity or any arbitrator or arbitration panel.
“Liability” means any and all debts, liabilities, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due and whenever or however arising.
“Local Asset Transfer Agreements” has the meaning set forth in Section 1.5(d).
“Malicious Code” has the meaning set forth in Section 3.8(l).

A violation, circumstance, change, effect or other matter is deemed to have a “Material Adverse Effect” on (a) the Seller, if such violation, circumstance, change, effect or other matter would have a material adverse effect on the ability of the Seller Group to perform its obligations under this Agreement or on the ability of the Seller Group to consummate the Contemplated Transactions; or (b) the Business, if such violation, circumstance, change, effect or other matter, either individually or in the aggregate with all other violations, circumstances, changes, effects and other matters, has, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, results of operations, condition (financial or otherwise) or financial performance of the Business or the Acquired Companies, taken as a whole; provided, however, that with respect to subsections (a) and (b) of this definition, none of the following shall constitute, or shall be considered in determining whether there has occurred, a Material Adverse Effect: (i) effects or changes resulting from acts of terrorism or the commencement or escalation of any war whether declared or undeclared, or other hostilities, except to the extent such changes have a materially disproportionate effect on the Business relative to others in the industries in which the Business operates, (ii) any violation, circumstance, change, effect or other matter that results from any action taken pursuant to or in accordance with this Agreement or any Transaction Agreement or at the request of the Purchaser, (iii) changes or developments in Laws applicable to the Business or the enforcement thereof, except to the extent such changes or developments have a materially disproportionate effect on the Business relative to others in the industries in which the Business operates, (iv) the failure of the Business or the Acquired Companies to meet any internal or public projections, forecasts or estimates of revenue, earnings, cash flow or cash position (it being understood that the violation, condition, event, circumstance, change, effect or other matter giving rise to or contributing to such failure may be taken into account in determining whether a Material Adverse Effect has occurred), (v) changes in GAAP or the interpretation thereof by the Financial Accounting Standards Board, the International Accounting Standards Board, the Accounting Principles Board, the American Institute of Certified Public Accountants and other similar organizations generally considered authoritative with respect to the interpretation of GAAP, (vi) effects or changes that are generally applicable to the industries and markets in which the Business operates, except to the extent such effects or changes have a materially disproportionate effect on the Business relative to others in the industries in which the Business operates, (vii) changes in the United States or world securities, credit or financial markets or general economic, regulatory or political conditions (including prevailing interest rates), except to the extent such changes have a materially disproportionate effect on the Business relative to others in the industries in which the Business operates, or (viii) effects arising out of the execution or delivery of this Agreement and the other Transaction Agreements, the consummation of the Contemplated Transactions, the identity of the Purchaser or the public announcement or other publicity, leak or rumor with respect to any of the foregoing, or the operation of the Business by the Purchaser Group following the Initial Closing, including (A) any actions of competitors, (B) any actions taken by or losses of customers or employees, (C) any delays or cancellations of orders for products or services, or (D) any reduction in the price of services or products offered by the Business in response to the reduction in price of comparable services or products offered by a competitor.
“Master Relationship Agreement” means that certain Master Relationship Agreement by and between Dell Global B.V. and Mozy, dated as of February 12, 2018.

“Material Contracts” has the meaning set forth in Section 3.10(a).
“Minimum Per Claim Amount” has the meaning set forth in Section 8.5(a).
“Most Recent Balance Sheet” has the meaning set forth in Section 3.5(a).
“Mozy” has the meaning set forth in the introductory paragraph hereto.
“NC Agreement” has the meaning set forth in Section 1.4(i).
“NDA” has the meaning set forth in Section 5.5(b).
“Non-Controlling Party” has the meaning set forth in Section 8.3(d)(iii).
“Objection Notice” has the meaning set forth in Section 2.3(c)(i).
“Offering Documents” has the meaning set forth in Section 5.8(b).
“Open Source License” means any software license, including the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Apache license, the MIT license, the BSD and any BSD-like license, in each case that meets the “Open Source Definition” promulgated by the Open Source Initiative as of the date of this Agreement (as listed at http://www.opensource.org/licenes).
“Open Source Software” means any software code that is subject to the terms and conditions of an Open Source License.
“Order” means any award, injunction, judgment, order, decree, ruling, subpoena, writ or verdict entered, issued, made or rendered by or agreement with any court, administrative agency or other Governmental Entity, or by any arbitrator or arbitration panel, and in which any member of the Seller Group or the Acquired Companies, on the one hand, or any member of the Purchaser Group, on the other hand, as applicable, is named.
“Ordinary Course” means the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount) of the Business.
“Outstanding Intercompany Accounting Items” has the meaning set forth in Section 10.12.
“Outstanding LTI” has the meaning set forth in Section 10.8(d).
“Patents” means granted patents and applications therefor (including utility patents, design patents, utility models, and provisionals, non-provisionals, continuations, divisionals, continuations-in-part, renewals, reissues, re-examinations, substitutions and extensions).
“Pension Plan” means each Seller Benefit Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

“Permit” means any permit, license, franchise, agreement, waiver or other authorization of any Governmental Entity.
“Permitted Encumbrance” means: (a) mechanic’s, materialman’s, warehouseman’s, carrier’s and other similar liens securing obligations incurred in the Ordinary Course which (i) are not yet delinquent, (ii) the validity of which are being contested in good faith by appropriate actions or (iii) with respect to any assets of the Acquired Companies, for which appropriate reserves have been established on the books and records of the Acquired Companies; (b) zoning, entitlement, conservation restriction and other land use and environmental regulations by any Governmental Entity; (c) all covenants, conditions, restrictions, easements, non-monetary charges, rights-of-way, encumbrances and similar matters of record set forth in any state, local or municipal franchise or jurisdiction under which the Business is conducted which, individually or in the aggregate, do not materially interfere with the present use of any Acquired Asset; (d) all liens for Taxes that are not yet due and payable or that are being contested in good faith and for which appropriate reserves have been established on the books and records of the Acquired Companies; (e) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, which are not delinquent or which are being contested in good faith; (f) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course; (g) protective filings relating to operating leases with Third Parties entered into in the Ordinary Course; and (h) non-exclusive licenses to Intellectual Property granted in the Ordinary Course.
“Person” means any individual, Business Entity or Governmental Entity.
“Personal Data” means any and all information (including: (a) first and last name; (b) home address; (c) Internet Protocol address; (d) email address; (e) geographic location; (f) health or diet information; (g) family members; (h) political beliefs; (i) group memberships; (j) his or her social security number or other personal identification number; (k) account numbers, including a credit card number, a bank account number, or any other account number of a user; (l) internet browsing history; (m) internet purchase history; and (n) persistent identifier, such as a customer number held in a “cookie” or processor serial number) to the extent any such information, alone or in combination with other information processed by or available to the Business or its processors on its behalf, relates to an identified or identifiable natural person.
“Pre-Closing Payment Statement” has the meaning set forth in Section 2.3(a)(i).
“Pre-Closing Period” means any taxable period that begins before the Initial Closing Date and ends on or before the Initial Closing Date and the portion of any Straddle Period ending on and including the Initial Closing Date.
“Privacy and Security Laws” means Laws regarding collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, transferring and storing Personal Data or other tracking of online consumer behaviors including Laws regarding (a) data privacy and information security, (b) data breach notification (as applicable), and (c) other Laws governing unauthorized access to or use of Personal Data.

“Purchase Price” means an amount equal the Baseline Purchase Price, minus (i) the excess, if any, of the Target Working Capital over the Estimated Working Capital, or plus (ii) the excess, if any, of the Estimated Working Capital over the Target Working Capital. The Purchase Price will be subject to adjustment following the Initial Closing pursuant to Section 2.3(d).
“Purchaser” has the meaning set forth in the introductory paragraph hereto.
“Purchaser Disclosure Schedule” has the meaning set forth in the introductory paragraph to Article 4.
“Purchaser Fundamental Representations” means the representations and warranties of the Purchaser in Sections 4.1 (Corporate Organization), 4.2 (Authorization), and 4.6 (Brokers’ Fees).
“Purchaser Group” means the Purchaser, each of the Affiliates of the Purchaser set forth in Exhibit G, and each of the Affiliates of the Purchaser designated by the Purchaser as a Purchaser Group member by written notice to the Seller within thirty (30) days of the date hereof (provided that the designation of any additional Affiliate as a Purchaser Group member would not reasonably be expected to delay the anticipated Initial Closing Date).
“Purchaser Indemnitees” has the meaning set forth in Section 8.1.
“Purchaser Knowledge Party” means Cassandra Hudson, Christopher Wey and Danielle Sheer.
“Purchaser Material Adverse Effect” means any violation, circumstance, change, effect or other matter that would have a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement or on the ability of the Purchaser to consummate the Contemplated Transactions, provided, however, that none of the following shall constitute, or shall be considered in determining whether there has occurred, a Purchaser Material Adverse Effect: (i) effects or changes resulting from acts of terrorism or the commencement or escalation of any war whether declared or undeclared, or other hostilities, except to the extent such effects or changes have a materially disproportionate effect on the Purchaser and its subsidiaries relative to others in the industries in which the Purchaser and its subsidiaries operate, (ii) any violation, circumstance, change, effect or other matter that results from any action taken pursuant to or in accordance with this Agreement or any Transaction Agreement or at the request of the Seller, (iii) changes or developments in Laws applicable to the Purchaser or the enforcement thereof, except to the extent such changes or developments have a materially disproportionate effect on the Purchaser and its subsidiaries relative to others in the industries in which the Purchaser and its subsidiaries operate, (iv) changes in GAAP or the interpretation thereof by the Financial Accounting Standards Board, the International Accounting Standards Board, the Accounting Principles Board, the American Institute of Certified Public Accountants and other similar organizations generally considered authoritative with respect to the interpretation of GAAP, (v) effects or changes that are generally applicable to the industries and markets in which the Purchaser operates, except to the extent such effects or changes have a materially disproportionate effect on the Purchaser and its subsidiaries relative to others in the industries in which the Purchaser and its subsidiaries operate, or (vi) changes in the United States or world securities, credit or financial markets or general economic, regulatory or political conditions (including prevailing interest rates), except to the extent such changes have a materially disproportionate effect on the Purchaser and its subsidiaries relative to others in the industries in which the Purchaser and its subsidiaries operate.
“Purchaser Plans” has the meaning set forth in Section 10.8(d).
“Purchaser Representation” means any representation or warranty of the Purchaser set forth in Article 4 of this Agreement (as qualified by the Purchaser Disclosure Schedule).
“Reasonable Efforts” means the obligated party is required to make a diligent, reasonable and good faith effort to accomplish the applicable objective. Such obligation, however, does not require any expenditure of funds or the incurrence of any Liability on the part of the obligated party that, in each case, is unreasonable in light of the related objective, nor does it require that the obligated party act in a manner which would otherwise be contrary to prudent business judgment in light of the objective attempted to be achieved. The fact that the objective is not actually accomplished is not dispositive evidence that the obligated party did not in fact utilize its Reasonable Efforts in attempting to accomplish the objective.
“Reassigned Employees” has the meaning set forth in Section 5.11(h).
“Related Claims” has the meaning set forth in Section 8.5(a).
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, storing, escaping, leaching, dumping, discarding, depositing, dispersing, migration, burying, abandoning or disposing into the environment of any Hazardous Materials, except for any such actions that are allowed pursuant to Environmental Laws or Environmental Permits.
“Remaining Assets” has the meaning set forth in Section 2.2(c).
“Representations and Warranties Cap” has the meaning set forth in Section 8.5(a).
“Representatives” means, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants or attorneys.
“Required Closing Amount” has the meaning set forth in Section 4.5(a).
“Required Information” means any financial statements of the Business and other information required to be delivered by the Seller to the Purchaser pursuant to Section 5.8(b)(x).
“Resolution Period” has the meaning set forth in Section 2.3(c)(ii).
“Response” has the meaning set forth in Section 8.3(b).
“Schedule Supplement” has the meaning set forth in Section 5.11(b).
“SEC” means the U.S. Securities and Exchange Commission.

“Seller” has the meaning set forth in the introductory paragraph hereto.
“Seller Benefit Plans” has the meaning set forth in Section 3.13(a).
“Seller Combined Tax” means (a) any Tax with respect to which the Acquired Companies have filed or will file a Tax Return with the Seller on a consolidated basis pursuant to Section 1501 of the Code, (b) any Tax payable to any state, local or non-U.S. taxing jurisdiction in which the Acquired Companies have filed or will file a Tax Return with the Seller on an affiliated, consolidated, combined or unitary basis with respect to such Tax, and (c) any Tax imposed on the Seller relating to the direct or indirect ownership of the Acquired Companies before the Initial Closing, the Acquired Companies’ ownership, possession, operation or use of its assets before the Initial Closing, or the Acquired Companies’ business operations before the Initial Closing.
“Seller Confidential Information” has the meaning set forth in Section 10.5(b).
“Seller Disclosure Schedule” has the meaning set forth in the introductory paragraph to Article 3.
“Seller Expenses” means the aggregate fees, costs, expenses and obligations incurred by the Acquired Companies, their subsidiaries, the Seller, Dell or any other member of the Seller Group in connection with the transactions contemplated by this Agreement that remain unpaid as of immediately prior to the Closing, including all amounts in respect of legal, accounting, investment banking and other similar fees, costs, expenses and obligations.
“Seller Financial Statements” means the audited consolidated financial statements and unaudited condensed consolidated interim financial statements of Dell (including any related notes and schedules) included (or incorporated by reference) in any form, report, schedule, statement and other document filed or required to be filed by Dell under the Exchange Act.
“Seller Fundamental Representations” means the representations and warranties of the Seller in Sections 3.1 (Corporate Organization), 3.2 (Capitalization; Ownership), 3.3 (Authorization), 3.6 (Tax Matters), 3.17 (Brokers’ Fees) and 3.21 (Affiliate Transactions).
“Seller Group” means the Seller and each of its Affiliates set forth in Exhibit F.
“Seller Group Taxes” means all Taxes for which any of the Acquired Companies are held liable by reason of the Acquired Companies being included in any consolidated, affiliated, combined or unitary group with the Seller (or any Affiliate of the Seller) at any time, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or non-U.S. Law.
“Seller Indemnitees” has the meaning set forth in Section 8.2.
“Seller Knowledge Party” means Mark Hodapp, Linda Gazoorian, Eric Stein, Thomas Healy, Dennis Gautreau, Zan Phillips, Steven Wood, Randy Moe, and Krista Palombo.
“Seller Related Parties” has the meaning set forth in Section 11.2(d).

“Seller Representation” means any representation or warranty of the Seller set forth in Article 3 of this Agreement (as qualified by the Seller Disclosure Schedule).

“Separately Owned Acquired Assets” has the meaning set forth in Section 1.1.
“Settlement Agreement” has the meaning set forth in Section 2.3(c)(ii).
“Severance Liabilities” has the meaning set forth in Section 10.8(e).
“Shares” means all of the issued and outstanding equity securities of Mozy.
“Social Media Accounts” means any social media accounts (e.g., Twitter) used primarily for marketing communications, and expressly excluding any development or distribution purposes, that are registered to any of the Acquired Companies.
“Software” means any computer software and code, whether source code, object code or other executable format, or embedded in firmware, whether or not compiled, including implementations of algorithms, models, methodologies, and application programming interfaces.
“Solvent” has the meaning set forth in Section 4.6.
“Special Indemnity Matter” has the meaning set forth in Section 8.1(d).
“Special IP Matter” has the meaning set forth in Section 8.1(e).
“Stock Powers” has the meaning set forth in Section 1.5(a).
“Straddle Period” means any taxable period that begins on or before and ends after the Initial Closing Date.
“Strategic Relationship Agreement” has the meaning set forth in Section 5.14.
“Subsidiary” or “Subsidiaries” means any corporation, partnership, limited liability company, joint venture or other legal entity of any kind of which the Seller (either alone or through or together with one or more of its other Subsidiaries) owns, directly or indirectly, more than 50% of the voting stock or other equivalent ownership interests or the assets and liabilities of which are consolidated in the Seller Financial Statements.
“Target Working Capital” means an amount equal to negative Twenty-Three Million Four Hundred Twenty-Nine Thousand Five Hundred Dollars (-$23,429,500).
“Tax” means all taxes, including income, ad valorem, VAT, sales, use, gross receipts, withholding, excise, real property, personal property, transfer, employment, unemployment insurance, social security, worker’s compensation, stamp, windfall profits, franchise and other taxes imposed by any Governmental Entity responsible for the administration, assessment and collection of any such items, and any interest, penalties or additions with respect thereto.

“Tax Arbitrator” has the meaning set forth in Section 9.7.
“Tax Contest” means any audit, examination, claim, dispute or controversy relating to Taxes.
“Tax Returns” means all reports, returns, declarations, statements or other information required to be supplied to a Taxing Authority in connection with Taxes (and any amendments thereto).
“Taxing Authority” means any Governmental Entity responsible for the administration, assessment and collection of any Taxes.
“Termination Date” has the meaning set forth in Section 7.1(b).
“Termination Liabilities” has the meaning set forth in Section 10.8(e).
“Third Party” means a Person that is not a party to this Agreement, but excluding any Affiliate of any party to this Agreement.
“Third Party Claim” has the meaning set forth in Section 8.3(d)(i).
“Third Party Embedded Software” means Software owned by a third party and incorporated into the Business Products, including the Software set forth in Schedule 3.8(c)(i) and Schedule 3.8(c)(ii) of the Seller Disclosure Schedule.
“Trade Secret” means rights in confidential information, including any confidential know-how, database, data collection formula, program, method, technique, process, software, software routine, customer list, product, or other technical or business information, that derives value, actual or potential, from not being generally known to the public or to other persons who can obtain value from its disclosure or use and is the subject of efforts that are reasonable under the circumstances to maintain such secrecy.
“Trademarks” means trademarks, service marks, trade names, brand names, logos, trade dress, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing.
“Trademark License Agreement” means that certain trademark license agreement to be entered into by and between Mozy and Dell, in the form appended hereto as Exhibit J.
“Transaction Agreements” means this Agreement, the Transition Services Agreement, the Strategic Relationship Agreement, the Guaranty, the EMC Select Agreement, the Master Relationship Agreement, the Intellectual Property License Agreement, the Trademark License Agreement and the Transfer Documents.
“Transfer Charges” has the meaning set forth in Section 9.1(b).
“Transfer Documents” has the meaning set forth in Section 1.5(e).

“Transferred Employees” has the meaning set forth in Section 10.8(a).
“Transition Services Agreement” means that certain transition services agreement to be entered into by and between the Seller and the Purchaser, in the form appended hereto as Exhibit C.
“Treasury Regulation” means any final, temporary or proposed regulation issued by the U.S. Treasury Department and/or the U.S. Internal Revenue Service under the Code.
“Unpaid Bonus Payments” means, as of immediately prior to the Initial Closing, the aggregate accrued (as of the date of the Initial Closing) but unpaid amount, including all applicable withholding and employment Taxes, payable to Employees of the Business in respect of any (i) annual bonuses, (ii) sales commissions for the fiscal year ended February 3, 2018 or (iii) accrued vacation or other paid time off, if any, owed to or required to be paid to a Designated Employee; provided, that no item referenced in this clause (iii) shall be included in the calculation of Working Capital.
“VAT” means, within the European Union, such tax as may be levied in accordance with (but subject to derogations from) Council Directive 2006/112/EC and, outside the European Union, any similar taxation levied by reference to added value, services, turnover or sales, including goods and services tax.
“Vendor Contract” means any Contract for the purchase of materials, supplies or Software (including Software licenses) entered into between a member of the Seller Group or the Acquired Companies, on the one hand, and a supplier or Software licensor of the Business, on the other hand.
“WARN Act” has the meaning set forth in Section 10.8(g).
“Working Capital” means, with respect to the Acquired Companies, as of the close of business on the Initial Closing Date, an amount equal to (i) the sum of the consolidated current assets of the Acquired Companies, minus (ii) the sum of the consolidated current liabilities of the Acquired Companies, determined using the policies, principles, conventions, classifications, judgments, methodologies and procedures used in preparing the Financial Statements; provided, however, that (a) the calculation of Working Capital shall not take into account any (1) Cash, (2) accrued severance or accrued incentive compensation, in each case incurred in connection with the transactions contemplated by this Agreement, (3) any Excluded Liability, (4) any Income Taxes, (5) any accrued vacation or other paid time off, if any, owed to or required to be paid to a Designated Employee or (6) accounts receivable from Dell, the Seller or any other members of the Seller Group and (b) the calculation of Working Capital shall include both current and long-term deferred revenue. A sample calculation of Working Capital using the policies, principles, conventions, classifications, judgments, methodologies and procedures used in preparing the Financial Statements is attached hereto as Schedule A, which is for illustrative purposes only.
“Working Capital Shortfall” has the meaning set forth in Section 2.3(d).
“Working Capital Surplus” has the meaning set forth in Section 2.3(d).
“Year End Financials” has the meaning set forth in Section 5.12.